10/26

BEST AVAILABLE COPY



82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Land Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 02 2007
THOMSON FINANCIAL

FILE NO. 82- 01561

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 11/1/07





恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Stock Code: 12

Expanding Horizons
New Perspectives

Annual Report 2007



A Vision for the Future

Henderson Land is applying its extensive heritage and experience as a leading property group in Hong Kong to major projects in key cities across mainland China.

These include pioneering developments in Beijing and Shanghai and other significant schemes in second-tier cities such as Xian and Shenyang.

With an earnest commitment to assisting in the promotion of growth, progress and prosperity in mainland China, Henderson Land is developing a broad portfolio of world-class properties based on designs that are increasingly sustainable.

Corporate Profile

Founded in 1976 by its Chairman, Dr The Honourable Lee Shau Kee, GBM, Henderson Land Development Company Limited is a leading property group with a focus on Hong Kong and mainland China. Its core businesses comprise property development, property investment and the holding of strategic investments in four listed associates, namely, The Hong Kong and China Gas Company Limited (which is held through the Company's listed subsidiary, Henderson Investment Limited), Hong Kong Ferry (Holdings) Company Limited, Miramar Hotel and Investment Company, Limited and Towngas China Company Limited.

Henderson Land has been listed in Hong Kong since 1981 where it is one of the largest property groups with a market capitalization of HK$119 billion*. The combined market capitalization of the Company, its listed subsidiary and its four listed associates is HK$285 billion*.

The Company is vertically integrated, with project management, construction, property management, and financial services supporting its core businesses. In all aspects of its operations Henderson Land strives to add value for its shareholders, customers and the community through its commitment to excellence in product quality and service delivery as well as a continuous focus on sustainability and the environment.

*as at 17 September 2007

Henderson Land creates high quality new homes and commercial developments that enhance, as well as integrate with, their surrounding natural and built environments. We strive to build visually stimulating, innovative properties that sustain comfortable and friendly communities for our customers to live and work in.



THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Land Development Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 12)

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 3 December 2007 at 11:30 a.m. is set out in the Annual Report for the year ended 30 June 2007.

16 October 2007

CONTENTS

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 3 December 2007 at 11:30 a.m.;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Land Development Company Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	1 October 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Notice"	the notice convening the Annual General Meeting dated 16 October 2007 contained in the Company's annual report for the year ended 30 June 2007;
"Report of Directors"	the report of directors of the Company for the year ended 30 June 2007 contained in the Company's annual report for the year ended 30 June 2007;

"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;
"Shares"	the shares of nominal value of HK$2.00 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 12)

Executive Directors:
Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors:
Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

16 October 2007

To the Shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR
GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES
AND
RE-ELECTION OF THE RETIRING DIRECTORS

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of the retiring Directors and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 12 December 2006, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 116 of the Articles of Association, Mr. Lee King Yue, Mr. Li Ning, Sir Po-shing Woo, Mr. Lee Tat Man, Mr. Gordon Kwong Che Keung and Professor Ko Ping Keung shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

In accordance with Article 80 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or otherwise required under the Listing Rules. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,942,580,000 Shares.

Subject to the passing of the ordinary resolution number 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 194,258,000 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30 June 2007, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest *HK$*	Lowest *HK$*
2006	October	44.85	42.40
	November	47.40	42.65
	December	44.00	42.70
2007	January	49.20	43.55
	February	48.00	43.80
	March	46.40	41.30
	April	49.25	45.35
	May	56.25	46.45
	June	56.25	51.60
	July	58.05	52.65
	August	56.40	46.45
	September	63.25	53.10

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 57.81% of the existing share capital of the Company. On the assumption of the full exercise of the Repurchase Mandate, the controlling shareholder's shareholding interests in the Company will be increased to approximately 64.23%. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Mr. Lee King Yue, Mr. Li Ning, Sir Po-shing Woo, Mr. Lee Tat Man, Mr. Gordon Kwong Che Keung and Professor Ko Ping Keung, all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, have offered themselves for re-election. Save as disclosed herein below, there are no other matters relating to their re-election that need to be brought to the attention of Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

LEE King Yue, aged 81, has been an Executive Director of the Company since 1976. He joined Henderson Development Limited, the parent company of the Company on its incorporation in 1973 and has been engaged with Chairman in property development for over 50 years. He is also an executive director of Henderson Investment Limited, which is a company listed on the Stock Exchange. In addition, Mr. Lee is a director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15 August 2005) as well as a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years.

Mr. Lee was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Mr. Lee had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of Smartie Food. The affairs of Smartie Food had been completely wound up in December 1995.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 62,700 shares in the Company (representing less than 0.01% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Future Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2007. He is a director of Cameron Enterprise Inc. (which has a 7.47% shareholding interest in the Company), Yamina Investment Limited, Believegood Limited and South Base Limited (substantial shareholders of the Company), which have aggregate interests in 538,437,300 shares in the Company, representing 27.72% of the issued share capital of the Company. Save as disclosed herein, Mr. Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As the Latest Practicable Date, Mr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive director's fees of HK$70,000 and other remuneration of approximately HK$2,921,000 from the Group. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Group.

LI Ning *BSc, MBA*, aged 50, has been an Executive Director of the Company since 1992. He holds a B.Sc. degree from Babson College and an M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Investment Limited and Hong Kong Ferry (Holdings) Company Limited, both of which are companies listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Mr. Li has not held any other directorships in listed public companies in the last three years. He is the son-in-law of Dr. Lee Shau Kee, the spouse of Ms. Lee Pui Man, Margaret and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

Mr. Li was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Mr. Li had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of Smartie Food. The affairs of Smartie Food had been completely wound up in December 1995. Mr. Li was also a non-executive director of Ganges Apparel Limited ("Ganges") from September 1989 to June 1996. Ganges was a company incorporated in Hong Kong and engaged in the business of the agency of, and the trading of garments. By a court order of 23 October 1996, Ganges was put into winding up by the court. Mr. Li had resigned as a director of Ganges before the winding up and did not take part in any matters giving rise to the winding up of Ganges. The affairs of Ganges had been completely wound up in March 1998.

As at the Latest Practicable Date, Mr. Li was taken to be interested in 1,122,938,300 shares in the Company (representing 57.81% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2007. Save as disclosed herein, Mr. Li has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Li was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive director's fees of HK$70,000 and other remuneration of approximately HK$2,835,000 from the Group. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Group.

***Sir Po-shing WOO**, Hon LLD, FCIArb, FIMgt, FInstD, FHKMA*, aged 78, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Investment Limited and Sun Hung Kai Properties Limited, both of which are companies listed on the Stock Exchange. Save as disclosed herein, Sir Po-shing Woo has not held any other directorships in listed public companies in the last three years. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of the King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. He is the father of Mr. Woo Ka Biu, Jackson.

As at the Latest Practicable Date, Sir Po-shing Woo did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2007. He is a director of Henderson Development Limited (a controlling shareholder of the Company) which has interests in 1,122,745,800 shares in the Company, representing 57.80% of the issued share capital of the Company. Save as disclosed herein, Sir Po-shing Woo has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Sir Po-shing Woo was appointed for a term of three years and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive director's fees of HK$70,000 from the Group. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Group.

LEE Tat Man, aged 70, has been a Director of the Company since 1976 and is presently a Non-executive Director of the Company. He has been engaged in property development in Hong Kong for more than 30 years and is also an executive director of Henderson Investment Limited, which is a company listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the brother of Dr. Lee Shau Kee and Madam Fung Lee Woon King.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 110,000 shares in the Company (representing 0.01% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2007. He is a director of Cameron Enterprise Inc. (which has a 7.47% shareholding interest in the Company), Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited and Henderson Development Limited (controlling shareholders of the Company) which have aggregate interests in 1,122,938,300 shares in the Company, representing 57.81% of the issued share capital of the Company. Save as disclosed herein, Mr. Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lee was appointed for a term of three years and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive director's fees of HK$70,000 from the Group. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Group.

KWONG Che Keung, Gordon, *FCA*, aged 58, has been an Independent Non-executive Director of the Company since 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is an independent non-executive director of COSCO International Holdings Limited, Henderson Investment Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Ltd., Quam Limited, China Power International Development Limited, Agile Property Holdings Limited and CITIC 1616 Holdings Limited, all of which are companies listed on the Stock Exchange. He is also an independent non-executive director of Tom Online Inc., being a listed company in Hong Kong until its privatisation on 3 September 2007. Mr. Kwong served as a non-executive director of COSCO Pacific Limited, an independent non-executive director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15 August 2005) and New World Mobile Holdings Limited until his resignation in January 2006, June 2006 and January 2007 respectively. Save as disclosed above, he has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Kwong had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Future Ordinance.

As at the Latest Practicable Date, Mr. Kwong was appointed for a term of three years and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. He was entitled to a fixed annual remuneration of HK$300,000 per annum for acting as an Independent Non-executive Director, a member of Audit Committee and a member of the Remuneration Committee of the Company, which was determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive director's fees of HK$70,000 and other remuneration of HK$430,000 from the Group. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Group.

Professor KO Ping Keung, *PhD, FIEEE, FHKIE, JP*, aged 56, has been an Independent Non-executive Director of the Company since 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of Beijing University and Tsinghua University and Emeritus Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is an independent non-executive director of Henderson Investment Limited and China Resources Logic Limited, both of which are companies listed on the Stock Exchange. He also served as an independent non-executive director of Henderson Cyber Limited (being a listed company in Hong Kong until its privatisation on 12 December 2005) until his resignation in March 2006. Save as disclosed above, he has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Professor Ko had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Future Ordinance.

As at the Latest Practicable Date, Professor Ko was appointed for a term of three years and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. He was entitled to a fixed annual remuneration of HK$300,000 per annum for acting as an Independent Non-executive Director, a member of Audit Committee and a member of the Remuneration Committee of the Company, which was determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2007, he was entitled to receive director's fees of HK$70,000 and other remuneration of HK$430,000 from the Group. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Group.

乃董事局參照彼之職責釐定。截至二零零七年六月三十日止年度，彼收取本集團董事袍金港幣70,000元及其他薪酬約港幣430,000元。除上述所披露者外，彼並沒有收取本集團任何花紅(不論屬固定或酌情性質)。

於最後實際可行日期，鄺先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，鄺先生之任期訂定為三年，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司獨立非執行董事、審核委員會委員及薪酬委員會委員可每年享有定額酬金港幣300,000元，該酬金乃由董事局參照彼之職責釐定。截至二零零七年六月三十日止年度，彼收取本集團董事袍金港幣70,000元及其他薪酬約港幣430,000元。除上述所披露者外，彼並沒有收取本集團任何花紅(不論屬固定或酌情性質)。

高秉強教授，56歲，自二零零四年出任本公司獨立非執行董事。高教授分別畢業於香港大學、美國伯克萊加利福尼亞大學，持有理學士(榮譽)學士學位及碩士和博士學位。彼為北京大學及清華大學兼任教授、香港科技大學工程學院機電工程系榮休教授及前任院長。高教授於一九九一年至一九九三年期間出任美國伯克萊加利福尼亞大學電子工程及計算機科學系副主任，並於一九八二年至一九八四年期間在美國貝爾實驗室(Bell Labs)從事研究工作。高教授亦為恒基兆業發展有限公司及華潤勵致有限公司之獨立非執行董事，而該等公司於聯交所上市。彼曾擔任恒基數碼科技有限公司(於二零零五年十二月十二日私有化前為香港上市之公司)之獨立非執行董事，並於二零零六年三月辭任。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，高教授與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，高教授之任期訂定為三年，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司獨立非執行董事、審核委員會委員及薪酬委員會委員可每年享有定額酬金港幣300,000元，該酬金

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司110,000股之股份權益（佔本公司已發行股本0.01%）。李先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零七年六月三十日止財政年度之本公司董事局報告內作出披露。持有本公司7.47%股份權益之Cameron Enterprise Inc.及本公司控股股東Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited及恒基兆業有限公司合共持有本公司1,122,938,300股，佔本公司已發行股本57.81%，而李先生為該等公司之董事。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之任期訂定為三年，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零七年六月三十日止年度，彼收取本集團董事袍金港幣70,000元。除上述所披露者外，彼並沒有收取本集團任何花紅（不論屬固定或酌情性質）。

鄺志強先生，58歲，自二零零四年出任本公司獨立非執行董事。彼於一九七二年畢業於香港大學，取得社會科學學士學位，並於一九七七年在英國獲取特許會計師資格。彼於一九八四年至一九九八年期間為羅兵咸會計師事務所合夥人。鄺先生於一九九二年至一九九七年期間曾出任香港聯合交易所獨立理事。彼為中遠國際控股有限公司、恒基兆業發展有限公司、天津發展控股有限公司、北京首都國際機場股份有限公司、星獅地產（中國）有限公司、新創建集團有限公司、中海油田服務股份有限公司、正奇投資有限公司、中國誠通發展集團有限公司、環球數碼創意控股有限公司、中國平安保險（集團）股份有限公司、華富國際控股有限公司、中國電力國際發展有限公司、雅居樂地產控股有限公司及中信1616集團有限公司之獨立非執行董事，而該等公司於聯交所上市。彼亦為Tom在線有限公司（於二零零七年九月三日私有化前為香港上市公司）之獨立非執行董事。鄺先生曾擔任中遠太平洋有限公司之非執行董事、恒基中國集團有限公司（於二零零五年八月十五日私有化前為香港上市之公司）及新世界移動控股有限公司之獨立非執行董事，並分別於二零零六年一月、二零零六年六月及二零零七年一月辭任。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。

胡寶星爵士，78歲，自一九八一年出任本公司董事及於二零零四年調職非執行董事，亦是胡家驃律師事務所之顧問，亦為恒基兆業發展有限公司及新鴻基地產發展有限公司之董事，而該等公司於聯交所上市。除於此披露者外，胡寶星爵士於過往三年並無出任任何其他上市公司之董事。他持有香港及英國執業律師資格，並為英國仲裁學會院士、英國工商管理學會院士及英國董事協會院士。彼獲香港城市大學頒授名譽法律學博士學位及英國倫敦大學英皇學院頒發院士名銜，並應天津南開大學之邀出任名譽教授。胡爵士於二零零零年成為香港管理專業協會會士。彼亦為香港大學「胡寶星法律獎」及「胡寶星海外暑期旅遊進修獎學金」之創辦人。胡爵士亦於城市大學設立了「胡寶星中國法與比較法講座教授」。胡爵士為胡家驃先生之父親。

於最後實際可行日期，胡寶星爵士沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。胡寶星爵士持有本公司聯繫公司之其他權益詳細資料已於截至二零零七年六月三十日止財政年度之本公司董事局報告內作出披露。本公司控股股東恒基兆業有限公司持有本公司1,122,745,800股，佔本公司已發行股本57.80%，而彼為該公司之董事。除於此披露者外，胡寶星爵士與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，胡寶星爵士之任期訂定為三年，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零七年六月三十日止年度，彼收取本集團董事袍金港幣70,000元。除上述所披露者外，彼並沒有收取本集團任何花紅(不論屬固定或酌情性質)。

李達民先生，70歲，自一九七六年出任本公司董事，現時為本公司非執行董事。彼從事本港地產發展逾三十年，亦為恒基兆業發展有限公司之執行董事，而該公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之胞弟及馮李煥琼女士之胞兄。

零七年六月三十日止年度，彼收取本集團董事袍金港幣70,000元及其他薪酬約港幣2,921,000元。除上述所披露者外，彼並沒有收取本集團任何花紅(不論屬固定或酌情性質)。

李寧先生，50歲，自一九九二年出任本公司執行董事，持有Babson College理學士及南加州大學工商管理碩士學位。李先生亦為恒基兆業發展有限公司及香港小輪(集團)有限公司之執行董事，而該等公司於聯交所上市。彼亦為多間集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之女婿、李佩雯小姐之配偶及李家傑先生及李家誠先生之姐夫。

於一九八九年六月至一九九四年四月期間，李先生為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。李先生於威威食品開始清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。於一九八九年九月至一九九六年六月期間，李先生亦為恒河製衣有限公司(「恒河」)之非執行董事。恒河為一間香港註冊成立之公司，並從事服裝代理及貿易業務。根據一九九六年十月二十三日法庭之頒令，恒河由法庭執行清盤。李先生於恒河清盤前已辭任董事一職，並無參與任何事件致使恒河清盤。有關恒河清盤之事宜已於一九九八年三月完結。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司1,122,938,300股之股份權益，佔本公司已發行股本57.81%。李先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零七年六月三十日止財政年度之本公司董事局報告內作出披露。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零七年六月三十日止年度，彼收取本集團董事袍金港幣70,000元及其他薪酬約港幣2,835,000元。除上述所披露者外，彼並沒有收取本集團任何花紅(不論屬固定或酌情性質)。

以下為李鏡禹先生、李寧先生、胡寶星爵士、李達民先生、鄺志強先生及高秉強教授之個人資料，彼等根據組織章程細則第116條將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。除於以下所披露者外，並無其他與彼等重選連任有關之事項需向股東公佈或有任何資料需根據上市規則第13.51(2)條作出披露。

李鏡禹先生，81歲，自一九七六年出任本公司執行董事。於一九七三年本公司之母公司恒基兆業有限公司註冊成立時李先生加入該公司，並協助本公司主席從事物業發展逾五十年。李先生亦為恒基兆業發展有限公司之執行董事，而該公司於聯交所上市。此外，李先生亦為恒基中國集團有限公司(於二零零五年八月十五日私有化前為香港之上市公司)之董事及多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。

於一九八九年六月至一九九四年四月期間，李先生為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。李先生於威威食品開始清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司62,700股之股份權益(佔本公司已發行股本少於0.01%)。彼持有本公司聯繫公司之其他權益詳細資料已於截至二零零七年六月三十日止財政年度之本公司董事局報告內作出披露。持有本公司7.47% 股份權益之 Cameron Enterprise Inc. 及本公司主要股東Yamina Investment Limited、Believegood Limited及South Base Limited合共持有本公司538,437,300股，佔本公司已發行股本27.72%，而李先生為該等公司之董事。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份，以致股東在本公司投票權所佔權益比例有所增加，則就收購守則第32條而言，該項增加將視作一項取得投票權。因此，一名股東或一群一致行動股東可取得或鞏固本公司控制權，並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本57.81%。倘若全面行使購回授權，控股股東持有本公司之股權將增加至約64.23%。據董事局所知悉，若現有股東及本公司之股本結構並無改變，董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而，倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求)，則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購買本身任何股份。

4. 股價

本公司股份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高 *港幣*	最低 *港幣*
2006年	10月	44.85	42.40
	11月	47.40	42.65
	12月	44.00	42.70
2007年	1月	49.20	43.55
	2月	48.00	43.80
	3月	46.40	41.30
	4月	49.25	45.35
	5月	56.25	46.45
	6月	56.25	51.60
	7月	58.05	52.65
	8月	56.40	46.45
	9月	63.25	53.10

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人現無意據此出售任何股份予本公司。

本公司並無接獲關連人士(根據上市規則之定義)通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則、公司法及適用法例行使本公司權力，按照購回授權購回股份。

本說明函件乃根據公司法第49BA(3)(b)條之規定而編制，並載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為1,942,580,000股股份。

待載於通告內之第5(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達194,258,000股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則可能會對本公司的營運資金或借貸水平有重大不利影響(與本公司於二零零七年六月三十日之最近期經審核賬目之狀況比較)。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名股東；或

(d) 一名或多名親身出席大會之股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

無論 閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。 閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此 致

本公司列位股東 台照

主席
李兆基
謹啟

二零零七年十月十六日

建議本公司購回股份及發行股份之一般授權

本公司於二零零六年十二月十二日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的說明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第116條，李鏡禹先生、李寧先生、胡寶星爵士、李達民先生、鄺志強先生及高秉強教授將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

要求於股東週年大會以點票方式表決之程序

根據組織章程細則第80條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名股東；或



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
於香港註冊成立之有限公司
（股份代號：12）

執行董事：
李兆基博士*（主席兼總經理）*
李家傑*（副主席）*
林高演*（副主席）*
李家誠*（副主席）*
葉盈枝
歐肇基
孫國林
李鏡禹
馮李煥琼
劉壬泉
李　寧
郭炳濠

非執行董事：
胡寶星爵士
梁希文
李王佩玲
李達民
胡家驃*（胡寶星爵士之替代董事）*

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

本通函旨在向　閣下提供有關購回授權、發行授權及重選退任董事之建議詳情，及尋求　閣下在股東週年大會上批准（其中包括）該等事宜。

「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10% 之股份之一般授權；
「股份」	指	本公司股本中每股面值港幣2.00元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零七年十二月三日上午十一時三十分假座香港中環金融街八號四季酒店四季大禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業地產有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「上市規則」	指	聯交所證券上市規則；
「發行授權」	指	配發、發行及處理不超過批准發行授權之決議案獲通過當日本公司已發行股本總面值20% 之股份之一般無條件授權；
「最後實際可行日期」	指	二零零七年十月一日，即本通函付印前之最後實際可行日期，用以確定本通函所載之若干資料；
「通告」	指	載於本公司截至二零零七年六月三十日止之年報內一份日期為二零零七年十月十六日之股東週年大會通告；
「董事局報告」	指	載列於本公司截至二零零七年六月三十日止年度年報之本公司截至二零零七年六月三十日止年度董事局報告；

目　錄

頁次

重要通函　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函全部或任何部份內容而產生或引致的任何損失承擔任何責任。

閣下對本通函之內容**如有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業地產有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
於香港註冊成立之有限公司
（股份代號：12）

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

本公司謹訂於二零零七年十二月三日上午十一時三十分假座香港中環金融街八號四季酒店四季大禮堂召開股東週年大會，大會通告詳載於截至二零零七年六月三十日止年度之年報內。

二零零七年十月十六日



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Incorporated in Hong Kong with limited liability
Stock Code: 12

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 3 December 2007 at 11:30 a.m. to transact the following business:

1. To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2007.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and



(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "**THAT**:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and



(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT**:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 16 October 2007

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 27 November 2007 to Monday, 3 December 2007, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Monday, 26 November 2007.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2007 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

As at the date of this notice, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.



Contents

Awards & Accolades

The Group's operational strengths and commitment to its stakeholders are reflected in the wide range of awards and commendations it received during the course of the year.

These accolades recognise the many facets of the Group's day-to-day operations, and were awarded for achievements in areas ranging from corporate development and technological innovation to marketing excellence and long-term commitment to corporate social responsibility.


1
2
3
4
9
MERCURY 06
EXCELLENCE AWARDS
Grand Winner
Henderson Land Development Company Limited
Annual Report 2006
SILVE
MERCURY 06
EXCELLENCE AWARD
20th anniver
GOLD
SURVEYORS
CentreStage
聚賢居
恒基兆業地產有限公司
Henderson Land Development Company Limited
經濟一週

1 [illegible] Annual Reports Awards
MerComm, Inc.
Henderson Land
2006/07 International Mercury Awards
Grand Award (Best of Annual Report - HK)
Gold Award (Annual Report - Overall Presentation)
2006/07 International Astrid Awards
Silver Award (Photography)
2006/07 International ARC Awards
Silver Award (Cover Photo Design)
Honors Award (Overall Annual Report)
Henderson Investment
2006/07 International Galaxy Awards
Silver Award (Annual Report)
2006/07 International ARC Awards
Bronze Award (Overall Annual Report)

2 [illegible] Most Popular TVC [illegible] Awards
Asia Television Ltd
Henderson Land
The Most Popular TVC Actress 2007
(The Beverly Hills - Miss Universe)

3 Prime Awards for Brand Excellence 2007
Prime Communications Ltd
Henderson Land
Brand Excellence - Luxurious Residential Property
(The Beverly Hills)

4 HKIS Property Marketing Awards [illegible]
The Hong Kong Institute of Surveyors
Henderson Land
- Top Ten Property Sales Brochure 2006
- Top Ten Property Marketing Projects 2006
- Top Ten Flat Layouts 2006
(Royal Green & CentreStage)

Awards & Accolades



6
東華三院
Tung Wah Group of Hospitals
企業伙伴合作嘉許典禮
Corporate Partnership Recognition Ceremony
嘉許
presented to
恒基兆業地產有限公司
Henderson Land Development Company Limited
In Recognition of its Sustainable Community Contributions



7
Henderson Land Development Company Limited
恒基兆業地產有限公司
company



8



SURVEYORS
Top Ten Flat Layouts 2006
Royal Green
御皇庭



SURVEYORS
Top Ten Property Marketing Projects 2006
Royal Green
御皇庭



SURVEYORS
Top Ten Property Sales Brochures 2006
Royal Green
御皇庭

5 Building Information Modeling - The New Era for Building Industry Award
Autodesk
Henderson Land

6 Corporate Partnership Recognition
Tung Wah Group of Hospitals
Henderson Land

7 Caring Company 2006/07
Hong Kong Council of Social Services
Henderson Land, Hong Kong & China Gas, Hong Kong Ferry, Miramar, Hang Yick, Wellborn & Goodwill

8 TVB Most Popular TV Commercial Awards 2007
Television Broadcasts Limited
Henderson Land
- *The Property Commercial Award*
- *The Grand Award*
(Grand Promenade)

9 Hong Kong Outstanding Enterprises Private 2006
Economic Digest
Henderson Land
- *Hong Kong Outstanding Enterprises (Blue Chip)*

Group Structure

Henderson Land Group Structure

Market Capitalization as at 17 September 2007
Henderson Land Development Company Limited: HK$119 billion
Six listed companies of the Group: HK$285 billion



Henderson Land Development Company Limited
Investment holding, property development and investment in Hong Kong and mainland China, hotel operation, project and property management, construction and financial services
31.36%
Hong Kong Ferry (Holdings) Company Limited
Property development and investment
67.94%
Henderson Investment Limited
Investment holding and infrastructure
44.21%
Miramar Hotel and Investment Company, Limited
Property investment, hotel operation and travel business
39.06%
The Hong Kong and China Gas Company Limited
Production and distribution of gas in Hong Kong and mainland China
43.81%
Towngas China Company Limited
Sale and distribution of LP gas and natural gas in mainland China

Note: All percentage shareholdings shown above were figures as of 17 September 2007

Financial Highlights

	Note	2007 HK$ million	2006 HK$ million	Change %
Profit for the year	*1*	**9,817.7**	13,548.7	-27.5
Underlying profit for the year	*1&2*	**5,882.8**	5,268.2	+11.7
Net asset value	*1*	**92,219.1**	77,964.1	+18.3
Adjusted net asset value	*1&3*	**98,969.5**	83,720.7	+18.2
Net debt	*4*	**8,750.1**	13,035.4	-32.9
Net debt to net asset value	*1*	**9.49%**	16.72%	-7.23 pp *(note 5)*
Net debt to adjusted net asset value	*1&3*	**8.84%**	15.57%	-6.73 pp *(note 5)*

		HK$	HK$	%
Earnings per share	*1*	**5.19**	7.47	-30.5
Underlying earnings per share	*1&2*	**3.11**	2.90	+7.2
Dividends per share	*1*	**1.10**	1.05	+4.8
Net asset value per share	*1*	**47.47**	42.96	+10.5
Adjusted net asset value per share	*1&3*	**50.94**	46.13	+10.4

Notes:

1 *The profits, earnings, dividends and net asset values shown or referred to above were all attributable to equity shareholders of the Company.*

2 *The effect of the increase in fair value of investment properties (net of deferred taxation and minority interests) was excluded in the calculation of the underlying profit for the year and of the underlying earnings per share.*

3 *As there is no capital gains tax in Hong Kong, total deferred tax liabilities arising from the revaluation of the Group's investment properties in the amount of HK$6,750.4 million (2006: HK$5,756.6 million), equivalent to HK$3.47 per share (2006: HK$3.17 per share), as provided and included in the Group's consolidated balance sheet would not be payable if the Group's investment properties were to be sold at the revalued amounts under the current tax regime. Accordingly, such deferred tax as provided under HKAS-INT 21 has been excluded for the above calculation in order to provide a better understanding of the net asset value attributable to equity shareholders of the Company.*

4 *Net debt represents the total of bank loans and overdrafts, guaranteed convertible notes (if any) and other loans minus cash and bank balances.*

5 *pp stands for percentage points.*

World Financial Centre, Beijing

A Sustainable Vision for the Future



Sustainability may still be considered a choice for some, but unless we all reconsider our actions the choice will be made for us. Modern architecture should be beautiful, but it must also be environmentally responsible and respectful of its surroundings.

Cesar Pelli
Pelli Clarke Pelli Architects





Dr The Honourable Lee Shau Kee, GBM

Chairman and Managing Director

Our approach as a Group is based on strong economic, social and environmental principles. We strive to create high quality, visually stimulating, innovative new homes and commercial developments that enhance, as well as integrate with, their surrounding natural and built environments.

Chairman's Statement

Dear Shareholders,

On behalf of your Board, I am pleased to present my report on the operations of the Group for the year ended 30 June 2007.

Overview

Our approach as a Group is based on strong economic, social and environmental principles. We strive to create high quality, visually stimulating, innovative new homes and commercial developments that enhance, as well as integrate with, their surrounding natural and built environments.

Sustainability lies at the heart of this approach, we build efficient, modern properties, but we also try to play our part in establishing or contributing to comfortable and friendly communities for our customers to live and work in. Large-scale projects such as Grand Promenade, Grand Waterfront and the IFC complex have shown that our customers appreciate this approach and welcome the resultant quality of life that our properties afford them.

Following the successful privatisation of Henderson China Holdings Limited, the Group has injected substantial resources in expanding its property development business in mainland China. Significant progress has been made and the Group now has many new projects planned or underway. We are replicating this approach and applying the same mix of innovative design, high quality construction standards and community commitment. These major new commercial and residential projects will provide users with unparalleled living and working environments and will further enhance the Group's reputation.

Profit and Net Assets Attributable to Shareholders

The Group profit attributable to equity shareholders for the year ended 30 June 2007 amounted to HK$9,817.7 million, representing a decrease of HK$3,731.0 million or 27.5% over that for the previous year. Earnings per share were HK$5.19 (2006: HK$7.47). The decrease in profit attributable to equity shareholders for the year was mainly due to the higher revaluation surplus (net of deferred tax) of investment properties recognized in the previous year by HK$4,345.6 million when compared with the corresponding revaluation surplus (net of deferred tax) for the year.

The underlying profit for the year, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$5,882.8 million, an increase of HK$614.6 million or 11.7%. Based on the underlying profit, the earnings per share were HK$3.11 (2006: HK$2.90).

Included in the results for the year was total non-recurrent income of HK$938.0 million made up of the excess, amounting to HK$352.4 million, of the fair values of net assets comprised in the companies acquired from Henderson Investment Limited during the year over the consideration paid, and the Group's share of gain of HK$585.6 million arising from the disposal of 10 piped-city gas projects by an associate. (Similarly, net non-recurrent income of HK$1,395.5 million was recorded in the previous year made up of a net gain of HK$650.7 million resulting from the privatisation of two listed subsidiaries, a deemed profit of HK$829.6 million on placement of Henderson Investment Limited shares, and project tender cost written off amounting to HK$84.8 million.) After excluding such non-recurrent income, the adjusted underlying profit for the year was HK$4,944.8 million, representing an increase of HK$1,072.1 million or 27.7% over that for the previous year. Based on the adjusted underlying profit, the earnings per share were HK$2.61 (2006: HK$2.13), or an increase of 22.5%. The encouraging improvement in adjusted underlying profit was the result of significantly higher profit contributions from property development, associates and jointly controlled entities, as well as the steady increase in rental income from investment properties.

At 30 June 2007, the net asset value attributable to equity shareholders amounted to HK$92,219.1 million, 18.3% higher than the amount of HK$77,964.1 million a year earlier, while the adjusted net asset value, after excluding deferred tax on the revaluation surplus of investment properties, was HK$98,969.5 million (2006: HK$83,720.7 million). Net debt amounted to HK$8,750.1 million (2006: HK$13,035.4 million) and the gearing ratio was 9.5% (2006: 16.7%).


Grand Waterfront, To Kwa Wan, Hong Kong

Chairman's Statement

Dividends

Your Board recommends the payment of a final dividend of HK$0.70 per share to shareholders whose names appear on the Register of Members of the Company on 3 December 2007. The total distribution per share of HK$1.10 for the full year, including the interim dividend of HK$0.40 per share already paid, represents an increase of 5% over the total distribution per share in the previous year. Warrants for the final dividend will be sent to Shareholders on or before 5 December 2007.

Business Review – Hong Kong

Property Sales

Substantial growth in GDP, rising wages, improved employment prospect and favourable bank mortgage terms have all resulted in a buoyant property market. During the year, two large-scale development projects, namely, Grand Waterfront in To Kwa Wan and The Sherwood in Tuen Mun were launched for sale. Up to the year end, 1,143 residential units and 1,073 residential units, or 64% and 68% respectively of the total units, were sold for these two development projects. Other projects which were launched for sale during the year, including Scenic Horizon in Shau Kei Wan, CentrePlace in the Mid-Levels and The Verdancy in Yuen Long, also received encouraging response. Together with the re-launch of other popular projects such as Grand Promenade, Royal Green and Metro Harbour View, during the year the Group sold an attributable HK$7,894.8 million worth of properties in Hong Kong (including the Group's attributable share of the value of properties sold by associates and jointly controlled entities), a remarkable growth of 130% when compared with HK$3,434.6 million for the year before.

Projects completed

The following development projects were completed during this financial year:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1.	Royal Green – Phase 2 18 Ching Hiu Road, Sheung Shui	97,133 *(Note 1)*	165,358	Residential	45.00	74,411
2.	Grand Waterfront 38 San Ma Tau Street, To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 46.12 Commercial: 26.19	Residential: 451,466 Commercial: 34,178
3.	Newton Place Hotel 163 Wai Yip Street, Kwun Tong	19,050	241,663	Hotel	100.00	241,663
4.	Phase 1, Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781 *(Note 2)*	61,138	Residential	100.00	61,138
					Total:	**862,856**

Note 1: The total site area for the whole Phase 1 and Phase 2 of Royal Green is 97,133 square feet.

Note 2: The total site area for the whole Phase 1 and Phase 2 of this project is 78,781 square feet. Phase 2 of this project is still under construction.



The Sherwood, Tuen Mun, Hong Kong


Newton Place Hotel, Kwun Tong, Hong Kong

By the end of the year, 203 units or 72% of the total units at Royal Green – Phase 2 were sold. New owners of Grand Waterfront units praised the development for the exceptional quality inherent in its construction and in the materials used, with a satisfaction rate of almost 100%. Newton Place Hotel at Kwun Tong, a stylish hotel with 598 guest rooms, has commenced business since July 2007, while the project in Tong Yan San Tsuen, a low-density development, will be launched for sale shortly.

At the year end, the Group had a total of 3,341 residential units available for sale at the following major property development projects:

(1) Major completed development projects offered for sale:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at financial year end	Gross area of remaining unsold residential units (sq.ft.)
1.	Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2.	Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	48	145,849
3.	King's Park Hill 1-98 King's Park Hill Road	168,392	241,113	Residential	61.79	28	62,472
4.	Royal Terrace 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	24	19,795
5.	Park Central – Phases 1 & 2 Tseung Kwan O Town Lot Nos. 57 and 66	359,883	2,932,813	Commercial/ Residential	24.63	30	25,084
6.	Metro Harbour View 8 Fuk Lee Street	228,595	1,714,463	Residential	65.68	29	21,609
7.	Paradise Square 3 Kwong Wa Street	17,297	159,212	Commercial/ Residential	100.00	41	26,198
8.	Grand Promenade 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	63.10	167	185,070
9.	Splendid Place 39 Taikoo Shing Road	10,405	86,023	Commercial/ Residential	75.00	17	11,424
10.	Central Heights Park Central – Phase 3	39,148	319,066	Residential	25.00	32	29,150
11.	Royal Green 18 Ching Hiu Road, Sheung Shui	97,133	485,620	Residential	45.00	220	179,709

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at financial year end	Gross area of remaining unsold residential units (sq.ft.)
12. CentreStage 108 Hollywood Road	26,903	276,971	Commercial/ Residential	100.00	46	59,619
13. Scenic Horizon 250 Shau Kei Wan Road	6,808	54,810	Commercial/ Residential	18.13	76	47,813
14. CentrePlace 1 High Street	15,824	63,666	Residential	100.00	37	35,208
15. Grand Waterfront 38 San Ma Tau Street, To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 46.12 Commercial: 26.19	639	525,737
16. The Sherwood 8 Fuk Hang Tsuen Road, Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	503	347,947
17. The Beverly Hills – Phases 1 & 2 23 Sam Mun Tsai Road, Tai Po	982,376 *(Note)*	1,165,240 *(Note)*	Residential	90.10	246	775,588
				Sub-total:	**2,231**	**2,662,939**
				Gross area attributable to the Group:		**2,021,702**



The Beverly Hills, Tai Po, Hong Kong

(2) Projects pending sale or pre-sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Residential No. of units	Residential Gross area (sq.ft.)
1. The Beverly Hills – Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 *(Note)*	1,165,240 *(Note)*	Residential	90.10	122	330,800
2. Fanling Sheung Shui Town Lot 231, Sheung Shui	45,779	228,821	Residential	100.00	362	228,821
3. 33 Lai Chi Kok Road, Mong Kok	9,600	84,156	Commercial/ Residential	100.00	108	68,284
4. Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
5. The Sparkle 500 Tung Chau Street, Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	400	267,216
6. Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,000	Residential	100.00	54	34,000
7. 11-12 Headland Road, Island South	43,492	32,619	Residential	44.42	4	32,619
Sub-total:					**1,110**	**1,040,521**
Gross area attributable to the Group:						**989,642**
Total saleable residential units and total residential gross area from the major development projects:					**3,341**	**3,703,460**
Total gross area attributable to the Group:						**3,011,344**

Note: *The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 and 1,165,240 square feet respectively. 25% of this project is held for investment purpose, whilst the remaining portion is planned to be sold in phases.*

Land Bank

At the year end, the Group had a land bank in Hong Kong with a total attributable gross floor area of approximately 21.1 million square feet, including completed investment properties and hotels with a total gross floor area of approximately 8.6 million square feet and 1.0 million square feet respectively, as well as stock of unsold property units with a total gross area of approximately 2.8 million square feet. In addition, the Group held rentable car parking spaces with a total area of around 2.7 million square feet.

During the year, approval was obtained from the Town Planning Board to include "Flat" use in the draft Outline Zoning Plan that covers 14-30 King Wah Road of North Point, which was acquired by the Group in the previous financial year. Meanwhile, the Group remained active in replenishing its land bank in Hong Kong through various means, including private purchases and farmland conversions. During the year, the Group won the tender for a 92.31% stake of two prime sites in Wanchai comprising a total gross floor area of approximately 181,602 square feet. It is tentatively planned that these sites will be developed into a residential tower and a hotel respectively. Following the settlement of the land-use conversion premium, the land lot in Ng Uk Tsuen formed part of the project at Fanling Sheung Shui Town Lot 231, Sheung Shui, increased the total gross floor area for this residential development to approximately 229,000 square feet. Land-use conversion in respect of Fanling Sheung Shui Town Lot 76, Fanling was also completed during the year, with the site to be developed into 54 residential units comprising approximately 34,000 square feet in total gross floor area. Totally, approximately 290,000 square feet of developable gross floor area was added to the Group's land bank from the abovementioned three projects:

Location	Site area (sq.ft.)	Gross floor area (sq.ft)	Land-use purpose	Group's interest (%)
1. Kam Kwok Building, Gloucester Road, and National Building, Jaffe Road	15,847	181,602	Residential/Hotel	92.31
2. Ng Uk Tsuen, Sheung Shui	14,700	73,355	Residential	100
3. Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,000	Residential	100
		288,957		

Moreover, the Group has over the years made significant acquisition of agricultural land with high development potential and proceeded to apply to the Government for land-use conversion of these land lots at a reasonable premium. During the year, the Group acquired a number of agricultural land lots with a total land area of over 1.8 million square feet, increasing its holding of agricultural land lots to approximately 31.7 million square feet at the year end. This is the largest agricultural land holding of all property developers in Hong Kong.

Of this holding, land lots comprising a total area of approximately 10 million square feet are already in various stages of land-use conversion. A further 8 million square feet of the Group's holding of agricultural land, located near the strategic development areas proposed by the Government, is expected to be in the pipeline for land-use conversion in the future. It is anticipated that over the next few years land-use conversion of agricultural land lots will, on average, provide the Group with development sites of around 3 million square feet in gross floor area each year.



IFC Mall, Central, Hong Kong

Investment Properties

The Group's gross rental income for the year, including its share from jointly controlled entities, was up by 15.3% to HK$3,148.2 million. Net rental income increased from last year's HK$1,707.5 million to HK$2,093.3 million. At the year end, the Group's core rental properties maintained a high occupancy rate of 94%. Rental income growth was primarily driven by higher rents for new leases and renewals for all types of properties, while contribution from the IFC complex also increased considerably. During the year, 25.6% of the total tenancies in the Group's investment properties, representing gross floor area of about 1.59 million square feet, were renewed.

IFC Mall, a major retail and leisure destination in Central with a well planned mix of leading global brands and upmarket restaurants, was fully let. The Group's other large-scale shopping malls, which are mostly located in high population growth new towns, also performed well. By the end of the financial year, Metro City Plaza Phases II & III in Tseung Kwan O, Sunshine City Plaza in Ma On Shan, City Landmark II in Tsuen Wan, Citimall in Yuen Long as well as Shatin Plaza each recorded occupancy rates of 95% or more. Renovation works and facility upgrades, which help increase the rental yields by encouraging higher shopper traffic, were regularly undertaken in the Group's investment properties. During the year, Shatin Plaza and Shatin Centre underwent renovations and upgrades on different scales so as to offer customers a fresh shopping experience. Renovations to Metro City Plaza Phase II are progressing well, whilst work at the North Wing of Trend Plaza is also under way to increase the retail area by about 20,000 square feet, by converting Tuen Mun Theatre to retail use. Both projects are scheduled for completion successively in 2008. In the coming financial year, major upgrade projects will commence at Sunshine City Plaza, Kowloon Building and South Wing of Trend Plaza. Renovation works for City Landmark I and Citimall are also in the pipeline.

Chairman's Statement


Kwun Tong 223, Kwun Tong, Hong Kong (artist impression)

Demand for quality office space from the booming financial sector, among others, remained strong, with many international corporations keen to expand their operations in this region. This trend boosted the performance of the Group's office portfolio, which includes properties such as IFC, located in the core of Hong Kong Central District, where the supply of new office space is becoming increasingly limited. AIA Tower in North Point, another of the Group's quality office towers, also experienced strong demand, attaining 95% occupancy at the year end. As a result, office rental income grew considerably during the financial year with an increase of 100% in rental levels being common in many lease renewals, particularly for those tenancies which were previously concluded around the time of the SARS epidemic in Hong Kong. To meet the growing market demand, pre-leasing for Kwun Tong 223, a distinctive landmark in Kowloon East with over 1 million square feet of grade-A office space, has been launched arousing keen interest from many multinational companies. The development is scheduled for completion by the end of 2007.

During the year, strong demand from expatriates working at multinational companies, particularly those in the legal, banking and finance sectors, continued to lend solid support to the luxury residential leasing market. Four Seasons Place, the most luxurious serviced suites in Hong Kong, remained the most sought after of their kind with nearly full occupancy by the year end. Occupancy rates for Eva Court, a luxury apartment complex located in Mid-Levels, were also high at 92% by the year end.

Hotels, Construction and Property Management

The Group's three Newton hotels, with most of their guest rooms renovated during the period from September 2006 to March 2007, were well positioned to reap the benefits of Hong Kong's thriving tourism industry. They maintained steady room revenue against a higher average room rate with a stable occupancy of over 80%. Newton Place Hotel at Kwun Tong commenced business in July 2007. With the addition of this newly completed hotel, the Group has four Newton hotels operating in Hong Kong, with a total of 1,445 guest rooms.

Chairman's Statement

Equipped with the finest restaurants, a deluxe spa and top-class room facilities, Four Seasons Hotel in the IFC complex has established a loyal clientele comprising the most discerning overseas visitors and local patrons. Its performance for the financial year has exceeded expectations.

The Group's reputation for exceptional product quality is to a large extent attributable to the efforts of its Construction Division working in conjunction with the Project Management Departments. Their close attention to detail and strong sense of responsibility have enabled the Group to deliver the finest properties that our customers have come to expect. With new technologies (such as infrared surveying to check external walls) being constantly introduced to ensure the highest standards, the Group is striving to boost the quality of its new developments. Grand Waterfront, a newly completed luxury residential project, was widely acclaimed for its excellent building quality.

The Group's member property management companies, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, currently manage some 190 property developments across the territory, comprising a total of over 76,000 residential, commercial and industrial units and shops, and more than 17,000 car parking spaces. These two companies are on the frontline fulfilling the Group's pledge of providing the finest care and services not only to customers, but also to the public at large. Together they received 224 accolades during the year.

Business Review – Mainland China and Macau

The Group is rapidly increasing its activities in mainland China, where it now has projects ranging from landmark commercial developments in the major cities of Beijing and Shanghai to massive residential schemes in the second-tier cities. By combining its successful mix of international design, world-class construction, and strong commitment to sustainable development, the Group is cultivating an excellent reputation while closely assisting China with the advancement of its cityscapes and the development of communities for the future.

During the year, the Group made significant progress in its land acquisition programme in mainland China. By way of auction, strategic co-operation and acquisition, at the end of August 2007 the Group had a vast development landbank in mainland China with an attributable land area of approximately 36.69 million square feet, a substantial increase of 154% over the previous year, which will provide for the Group a total developable gross floor area of 101.5 million square feet. By adhering to stringent site selection criteria, all these newly added development sites are reasonably priced and of manageable size which will allow quicker return as they are all available for immediate development.


The Champion Arch, Xingsha Town, Changsha (artist impression)

In Changsha, the Group has residential developments in both the suburb of Xingsha Town and the city centre of Kaifu District. The project in Xingsha Town, with a total land cost of RMB198.6 million, offers a total gross floor area together with the basement area of approximately 9.2 million square feet, while the one in Kaifu District has the potential to provide a total gross floor area of about 2.5 million square feet against a total land cost of RMB184 million. Having assorted projects in a single city enables the Group to better cater to different customer preferences, a strategy that has been similarly applied in other cities such as Xian, Chongqing and Shenyang.

In Xuzhou, with a total land cost of RMB541.7 million, a residential community project will be developed in four phases providing a total gross floor area of 5.3 million square feet. Special water features, which are of great attraction in this inland city, will be installed in this project.

In Xian, the Group has formed a 50/50 joint venture with Temasek Holdings (Private) Limited of Singapore to jointly develop a riverside residential community at Chanhe, with a total gross floor area of over 33 million square feet. Total land cost for this project was about RMB1,720 million. The Group also won the bid for another residential project in the Second Ring Road East, the downtown area of Xian, at a consideration of about RMB434.9 million. This project will provide a total gross floor area of 4.2 million square feet.

In Chongqing, two sites have been acquired by the Group to be developed into residential communities. The first in the Erlang Phoenix Area, which was purchased for RMB157 million, will provide a total gross floor area of around 2.8 million square feet with excellent transport connections to Chengdu, another major city in that region. The second site, a riverside development in Nan'an District, is acclaimed for having a neighbourhood similar to Coal Harbour, an upscale high-rise condominium district in Vancouver, Canada. This site will provide a total gross floor area of around 4.0 million square feet against the total land cost of RMB310 million.

In Shenyang, the Group has an expanded land reserve in the suburban Puhe New District. At a land cost of RMB552 million, the Group purchased adjacent sites with a gross floor area of approximately 10.1 million square feet. The combined site has a total gross floor area of 15.5 million square feet for residential usage. Shenyang International Finance Centre, another very promising project in this city with a total gross floor area of 5.7 million square feet against the total land cost of RMB616 million, will house an 89-storey landmark office tower, which will become the tallest building in this city. Pei Partnership Architects, an international accredited firm closely associated with the world-renowned architect, I.M. Pei, has been appointed as the design architect for this project.

In Xiangcheng District of Suzhou, the Group recently purchased a parcel of commercial land with a planned gross floor area of 8.2 million square feet at RMB669 million. When combined this commercial land lot with its adjacent development, which was also acquired by the Group during the year for a total land cost of RMB865 million, the whole development will become a massive self-contained community, providing a further 6.8 million square feet in gross floor area with a water-themed design.

In Yixing, the Group will construct another luxury residential development on an island in the city area, with a total land cost of RMB158 million, for a total gross floor area of about 700,000 square feet.

In Shanghai, a project located at a prime site comprising Lot No. 155 Nanjing Road East, which provides a total developable gross floor area of 1 million square feet, has also been acquired by the Group at the consideration of about HK$1,356.7 million. It will be developed into a mixed-use office-cum-commercial complex.

In a nutshell, the total land cost for the Group's site acquisitions in mainland China since 2006 was approximately RMB10,000 million, whilst the total investment for the property development projects involved would amount to RMB25,000 million. Apart from these existing projects, acquisition of another 50 million square feet of developable floor area is under negotiation, for which agreements have been reached. With the probable completion of the formalities for the land acquisition by the end of 2007, the Group's landbank in mainland China will increase to about 150 million square feet.



Lot No. 155, Nanjing Road East, Huangpu District, Shanghai (artist impression)

Chairman's Statement

The Group's involvement in many projects extends beyond merely building quality properties. It also strives to integrate them with the surrounding natural and built environment and, where possible, enhance the overall context. During the year, construction progressed well for all the properties under development. In Beijing, the Cesar Pelli designed World Financial Centre, resembling twin crystal jewel boxes, attracted an excellent response from financial institutions and multinational corporations during its pre-leasing period. With approximately 1.9 million and 100,000 square feet of gross floor area slated for office and retail use respectively, World Financial Centre is scheduled for completion in mid-2008, ahead of the 2008 Beijing Olympics.


wfc
The Hub of CBD

World Financial Centre, Chao Yang District, Beijing

In Shanghai, with the addition of a new project at Lot No. 155, Nanjing Road East, the Group has an expanded portfolio of four properties under development, two of which have been designed by the prestigious architect, Kenzo Tange Associates of Japan. All of these four properties, consisting of approximately 1.7 million square feet of prime office space, 500,000 square feet of shopping area and 700,000 square feet of car parking space in total, will be held for rental purposes upon their completion by 2009 or early 2010, ahead of the opening of the World Expo 2010 in Shanghai. In Guangzhou, Hengli Wanpan, comprising a total attributable gross floor area of approximately 1.7 million square feet, is due for completion by early 2008. An overwhelming response was received for its pre-sale. Phase III of the development was sold with an average price exceeding RMB1,000 per square feet (equivalent to RMB11,000 per square metre), 30% higher than the price achieved for the last two phases which were both virtually sold out.

For the three years ending 30 June 2008, 30 June 2009 and 30 June 2010, the annual square footage of developable floor area (including the area for basement) to be completed by the Group in mainland China is scheduled to be approximately 4.4 million square feet, 2.8 million square feet and 12.6 million square feet respectively. For the year ending 30 June 2008, approximately 2.7 million square feet of developable gross floor area will be held for investment, whilst the remaining 1.7 million square feet will be for sale. For the projects to be completed in the year ending 30 June 2009, the majority will be residential premises for sale. For the year ending 30 June 2010, investment properties, which embrace all the four prime office developments in Shanghai, will make up 23% of the annual completion, whilst the residential premises for sale will account for the remaining 77%.

In order to better manage the development projects throughout mainland China, the Group has established a mainland head office in Shenzhen, close to its headquarters in Hong Kong and readily accessible for all local staff. By combining the well-experienced Hong Kong project team with promising local professionals, the new office will offer the best international practice in conjunction with home-grown talent, thereby ensuring that all of the Group's mainland projects fulfil the market needs. Looking ahead, further regional offices will be established to support the Group's rapid business expansion in mainland China.

The overwhelming success of the pre-sale of Hengli Wanpan is a very clear vote of confidence by mainland homebuyers in the Henderson Land brand name. In order to consistently deliver quality of the highest standard to mainland customers, the Group intends to set up its own construction company in China. With a full in-house capability spanning all aspects of construction, the Group will be well placed to ensure quality standards are consistently high in all future projects.

Chairman's Statement

During the year, rental properties in mainland China generated a total gross rental income of HK$192.9 million, an increase of HK$114.3 million over the previous year. With the gradual completion of some of the above investment properties, which comprise mainly Grade-A office space, rental income is set to increase significantly during the years to come. The property investment business will complement the property development business and will become a major source of steady income in mainland China. In order to better manage its property portfolio, in August 2007 the Group increased its stakes in some of the rental properties, which comprise commercial podia.

Joint-Venture Development in Macau

In April 2005, the Group entered into an agreement to jointly develop a waterfront site of approximately 1.45 million square feet of land area in Macau. The site's total gross floor area has yet to be finalized as it is still under application for land-use conversion.

Acquisition of Interests in Certain Companies from Henderson Investment Limited

On 27 March 2007 the Company and Henderson Investment Limited entered into an agreement providing for the acquisition by the Company, for cash, of the Henderson Investment Group's property portfolio, the 31.36% interest in Hong Kong Ferry (Holdings) Company Limited, the 44.21% interest in Miramar Hotel and Investment Company, Limited and certain listed securities. Upon completion of the transaction, the Henderson Investment Group mainly held a 38.55% stake (which was increased to 39.06% as at 17 September 2007) in The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") and certain infrastructure business. As part of the transaction which was completed on 13 June 2007, a distribution of HK$5.00 per share was made by Henderson Investment to its shareholders.

The Company paid an aggregate amount of consideration in cash of approximately HK$12,072.6 million to Henderson Investment for the acquisition. In return, the Company received by way of the distribution a sum of approximately HK$10,352 million.

Henderson Investment Limited (67.94%-owned by the Company)

For the year ended 30 June 2007, the consolidated profit of this group attributable to equity shareholders amounted to HK$5,391.1 million, representing an increase of HK$1,723.9 million or 47.0% over that for the previous year. Excluding the revaluation surplus of investment properties (net of deferred tax), the underlying profit for the year was HK$4,691.6 million, or an increase of HK$2,625.5 million or 127.1%.

The businesses in which this group ceased to be interested following the completion of the abovementioned transaction are classified as discontinued operations as from 14 June 2007, whilst the business activities for the remaining companies are collectively classified as continuing operations.

Continuing operations

The profit attributable to equity shareholders of this company for the year from continuing operations amounted to HK$3,626.3 million (2006: HK$1,928.0 million), representing an increase of HK$1,698.3 million or 88.1% over that for the previous year. This group's remaining business activities mainly comprise infrastructure business in mainland China and a 38.55% interest in an associate, Hong Kong and China Gas (which was increased to 39.06% as at 17 September 2007), whose result will be described separately in the section of Associated Companies.

Profit contribution from the infrastructure business, which comprises interests in Hangzhou Qianjiang Third Bridge and a highway in Maanshan City of Anhui Province, increased from last year's HK$81.8 million to HK$130.7 million as traffic volume for the bridge increased following the completion of repair and maintenance work to it during the year.

Discontinued operations

The profit attributable to equity shareholders of this company for the year from discontinued operations, including the gain on disposal of HK$925.4 million arising from the abovementioned transaction, was HK$1,764.8 million, representing an increase of HK$25.6 million or 1.5% over that for the previous year. Excluding the changes in fair value of investment properties of this group and its associates (net of deferred tax), the underlying profit attributable to equity shareholders of this company from discontinued operations amounted to HK$1,378.4 million, representing an increase of HK$911.5 million or 195.2%.

Chairman's Statement


煤氣公司引進天然

The Hon Donald Tsang, Chief Executive of the HKSAR joined Dr The Hon Lee Shau Kee to officially inaugurate Hong Kong and China Gas's new natural gas receiving station.

Associated Companies

The Hong Kong and China Gas Company Limited (38.55%-owned by Henderson Investment)

The unaudited profit after taxation attributable to shareholders of Hong Kong and China Gas for the six months ended 30 June 2007 amounted to HK$5,469.9 million, including a HK$2,235.7 million gain resulting from the acquisition of shares in Towngas China Company Limited ("Towngas China", formerly known as Panva Gas Holdings Limited) by way of asset injection and a HK$1,270.4 million profit resulting from the sale of properties and revaluation surplus on an investment property.

(I) Gas business in Hong Kong

For the six months ended 30 June 2007, the 1.9% drop in the volume of residential gas sales was offset by 3.2% growth in the volume of commercial and industrial gas sales, leading to a slight increase of 0.2% in the total volume of gas sales in Hong Kong. As at 30 June 2007, the number of customers was 1,631,302, an increase of 24,461 from the end of June 2006.

(II) Business development in mainland China

Hong Kong and China Gas's mainland businesses are progressing well. Its first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province with commissioning expected by mid-2008. It also established its first joint venture for energy exploitation in early 2007 in Jilin province.

Following the acquisition of Towngas China as an associated company, its well-recognised and reputable brand name of "Towngas" in Chinese has been adopted by Hong Kong and China Gas for the mainland city-gas businesses.

Inclusive of Towngas China, Hong Kong and China Gas currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector.

(III) Environmentally-friendly energy business

The energy businesses run by ECO Energy Company Limited, which is wholly-owned by Hong Kong and China Gas, and its subsidiaries (together known as "ECO") are progressing well.

Revenue from ECO's dedicated liquefied petroleum gas filling stations increased during the first half of 2007. ECO is now leveraging its expertise by developing environmentally-friendly energy businesses on the mainland. An experimental project involving the construction and operation of several compressed natural gas filling stations for heavy duty trucks is running in Shaanxi province.

ECO's landfill gas project is also progressing well and the North East New Territories landfill gas treatment facility was commissioned in early 2007. Treated landfill gas is being transported to Tai Po gas production plant via a 19 km pipeline to partially substitute naphtha as a fuel for town gas production.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun

Area 38 so as to supply aviation fuel directly to Hong Kong International Airport. The project is progressing as scheduled and is expected to be commissioned by 2010.

(IV) *Property developments*

For the six months ended 30 June 2007, HK$728.2 million was recognized as its share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, whilst its share of a revaluation surplus from International Finance Centre was HK$542.2 million. For the same period of last year, Hong Kong and China Gas's share of profits from its sales of properties was HK$117.7 million and its share of a revaluation surplus from the abovementioned investment property was HK$588.2 million. Leasing for the 150,000-square feet commercial area at Grand Waterfront, a property development project located at the Ma Tau Kok south plant site, started in the second half of 2007.



MetroRegalia, Tong Mi Road, Hong Kong

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers in Hong Kong. Also, in mainland China, Hong Kong and China Gas will develop upstream, midstream, downstream and emerging energy markets at a faster rate and it is expected to have good prospects for its mainland businesses.

Hong Kong Ferry (Holdings) Company Limited (31.36%-owned by the Company)

The unaudited consolidated profit attributable to shareholders of Hong Kong Ferry for the six months ended 30 June 2007 amounted to HK$214.5 million, representing an increase of 76% over that for the same period last year. The sale of residential units of Metro Harbour View and MetroRegalia was the major source of income for Hong Kong Ferry, whilst it also benefited from the increased returns from the rental income of the commercial property and securities investments.

During the period, Hong Kong Ferry recorded an operating profit of HK$41 million and HK$12.2 million respectively from the sale of 50 residential units of Metro Harbour View and 14 residential units of MetroRegalia. Consequently, approximately 30 residential units of Metro Harbour View and 45 residential units of MetroRegalia remain available for sale. On the property investment front, rental income from Metro Harbour Plaza amounted to HK$15.4 million for this six-month period and its leasing rate as at the end of June 2007 was 96% after taking into account the committed tenancies. Rental income from the shopping mall of MetroRegalia amounted to HK$415,000 with the occupancy rate at 36%.

Superstructure work has been substantially completed for the property development site at 222 Tai Kok Tsui Road. Interior works will commence by the end of 2007 and the project is scheduled for completion by late 2008. Construction for No. 6 Cho Yuen Street of Yau Tong also progressed well and is expected to be completed in early 2009.

During the period, the Ferry, Shipyard and Related Operations recorded a loss of HK$0.6 million, while the loss for the Travel and Hotel Operations had been reduced to HK$0.19 million.

Miramar Hotel and Investment Company, Limited (44.21%-owned by the Company)

For the year ended 31 March 2007, Miramar's turnover was approximately HK$1,434 million. Excluding the contribution from its land-sales project in the US and the net increase in the fair value of its investment properties, the profit before tax generated from its core businesses was HK$404 million, an increase of 18% over the previous year. Profit attributable to shareholders was approximately HK$688 million (HK$1,169 million for the previous year).

Miramar owned and/or provided management services for eight hotels and serviced apartment complexes, whose aggregate turnover increased by 13% over the previous year and accounted for 34% of Miramar's total profit for the year. Its flagship, Hotel Miramar, maintained an occupancy rate at 90% with an increase of 17% in the average room rate. Beginning from August 2007 and running through to the middle of 2008, a large-scale renovation plan will be carried out in phases, transforming Hotel Miramar into an upscale business hotel with an atmosphere of stylish contemporary living.


UNI QLO
美麗華
Miramar Shopping Centre, Tsim Sha Tsui, Hong Kong

Miramar's property business reported an 8% growth in turnover in relation to its Hong Kong and China property assets (i.e., excluding its US property activities) and contributed around 60% of the total profit for the company as a whole. A major contributor was its Miramar Shopping Centre, which was in the process of improving its rental return following the completion of renovations and a realignment of the tenant mix. Older leases drawn up during the property downturn expired during the year and were replaced with new ones reflecting current market values. Benefiting from the improved economic climate, Miramar Tower (the office tower above the Miramar Shopping Centre) maintained an occupancy rate of around 90% with the rental increment achieved on new and renewed leases at around 70%. As the US property market slowed considerably during the year, Miramar's overseas land-sales project in Placer County, California was placed on hold, with no transactions recorded during the year. Consequently, 80 acres (290 lots) of residential land and 70 acres of commercial land remain available for sale there.

During the year, Miramar reengineered some aspects of its established food and beverage operations, moving into new areas that would generate greater public interest and patronage. Its initiatives to build up the high-performing restaurant duo Cuisine Cuisine and Lumiere were successful, while efficient cost controls enabled other less high-profile Miramar outlets to accomplish returns in line with expenditure. As a result of these initiatives, aggregate turnover of its continuing food and beverage outlets over the year rose by around 8% despite keen competition.

As part of the restructuring of its travel business, successful travel professionals were recruited from within the industry and various new initiatives were launched. Miramar Travel, created in 2006, succeeded in boosting the customer numbers for its tour business by adding a number of new package tours and itineraries. Miramar Express, now responsible for commercial ticketing, car hires and cruise business, achieved a satisfactory performance as a result of its keen marketing efforts to the government and commercial sectors. It was also appointed by two leading international cruise lines, Oceania and Crystal, as their official general agent in Hong Kong. Turnover for the travel business grew by 44% over the previous year with a significant shift back towards profitability.

Chairman's Statement

The MTR Corporation's recently announced plans to build a pedestrian subway linking the Tsim Sha Tsui MTR Station with the Hotel Miramar, the Miramar Shopping Centre and their direct neighbour was a major coup for Miramar. The new direct link will help to merge Miramar's adjacent properties in a way that will enable the different components to fully complement each other, creating a truly mixed-use environment that will enhance returns. The improved accessibility to tourists and shoppers will also serve to position the Miramar site as a unique and prominent Tsim Sha Tsui landmark.

With its approach focused on continuous modernisation, expansion and a readiness to explore new and exciting possibilities, the outlook for Miramar is positive.

Sunlight Real Estate Investment Trust

In December 2006, the Group disposed of its interests in eleven office and retail (including car park) properties to Sunlight Real Estate Investment Trust ("Sunlight REIT") at a total consideration of approximately HK$1,099.3 million. Units of Sunlight REIT were then listed on the Main Board of The Stock Exchange of Hong Kong Limited on 21 December 2006 with approximately 4.5% of Sunlight REIT being held by the Group as a result. Sunlight REIT currently owns a portfolio of 20 office and retail properties in Hong Kong with an aggregate gross rentable area of approximately 1.29 million square feet. Proceeds from the transaction were made available for use by the Group in its operations and for new investment opportunities. This disposal also led to the Group's business being further diversified with the addition of a stable income source as its wholly-owned subsidiary, namely, Henderson Sunlight Asset Management Limited, was appointed as the manager of Sunlight REIT.

Issue of New Shares

On 10 November 2006, pursuant to a placing agreement, a subsidiary of Henderson Development Limited (the controlling shareholder of the Company) sold 128 million existing shares of the Company at the placing price of HK$43.05 per share. Pursuant to the placing agreement, the Company then issued 128 million new shares to Henderson Development Limited at the placing price adjusted for this purpose by the expenses incurred in relation to the placing and the subscription, raising net proceeds of approximately HK$5,508 million. The new shares represented approximately 7.05% of the Company's then existing issued share capital and about 6.59% of its issued share capital as enlarged by the subscription. With an enlarged capital base, the Group is in a better financial position for future expansion, both in Hong Kong and mainland China.

Corporate Finance

The Group has always adhered to sound and prudent financial management principles. At the end of the year, the Group maintained a gearing ratio of net bank borrowings to shareholders' funds of 9.5%. The Group does not make use of any derivative instruments for speculative purposes. In respect of the Group's operations in mainland China, apart from its capital and, in some cases, loan contributions to projects which are denominated in Renminbi and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in Renminbi. Apart from this, the Group does not have any material foreign exchange exposure.

At the beginning of the year under review, the Group capitalized on the very favourable loan market conditions by concluding a HK$13.35 billion syndicated revolving credit facility carrying a five-year maturity at an extremely attractive interest margin. This financing transaction established a record in the local syndicated loan market at the time as the largest transaction for private sector borrowings ever raised in Hong Kong Dollars, reflecting the support and confidence of the banking community in the Group. Also during the year, in respect of the International Finance Centre project jointly owned by the Group, a non-recourse term loan facility carrying a five-year maturity was signed in March for another record-breaking amount of HK$17.35 billion raised in the local syndicated loan market with very favourable terms.

To diversify the source of its funding, the Group made an approach to the debt private placement markets in the United States and Europe which resulted in the successful conclusion of a debut note issuance transaction in July 2007 for a total transaction size equivalent to US$425 million, with tranches carrying maturities of 7 years to 15 years. Pricing for this transaction, which carries a weighted-average maturity of just over ten years, was benchmarked against the interest rate levels prevailing for comparable public bonds issued by Hong Kong top credit-rated companies. The transaction has contributed to lengthening the debt maturity profile of the Group. Except for these notes totalling US$425 million (equivalent to approximately HK$3,312.4 million) which bear fixed interest rates, the Group's borrowings bear floating interest rates.

Prospects

Boosted by ongoing increases in both its external trade and domestic consumption, mainland China is expected to maintain robust economic growth. By capitalizing on its continuing and increasingly close ties with mainland China, the Hong Kong economy will grow from strength to strength. Having benefited from the enormous business opportunities offered by the Closer Economic Partnership Arrangement (CEPA), Hong Kong recently also served as the first arena outside the mainland to initiate a Renminbi bond market. With mainland asset management companies now allowed to operate in Hong Kong while mainland investors also permitted to invest directly in Hong Kong securities under the newly announced pilot scheme, Hong Kong's status as an international financial centre will be further entrenched. The property market, as well as other business sectors in Hong Kong, will also benefit from the improving economic fundamentals.

Improved employment prospects, rising household incomes, favourable mortgage terms and reduced government stamp duty will boost the demand for housing. Completion volumes for private residential units, however, are forecast to stay low for the years ahead. All these factors suggest that residential property prices will pick up steadily. In response to growing market demand, the Group will embark on sales launches for a number of its development projects such as The Sparkle and 33 Lai Chi Kok Road. Some of its other popular projects including Grand Waterfront, The Sherwood and The Beverly Hills will also be re-launched for sale. Together with the sale of non-residential projects including Midas Plaza, 9-11 Sheung Hei Street and 52 Hung To Road, these activities are expected to bring significant revenue to the Group.

Rentals for shopping centres are expected to rise on the back of buoyant local consumption and tourist spending, while the strong demand for quality office space from the service sectors, in particular the finance sector, and from multinational corporations will also fuel further growth in office rental rates. Kwun Tong 223, the landmark development in Kowloon East equipped with state-of-the-art facilities and comprising over 1.0 million square feet of Grade-A office space, will be completed in the coming months, expanding the Group's investment property portfolio in Hong Kong to 9.6 million square feet in terms of gross floor area. With higher rents for both new lettings and renewals, revenue for the Group's existing property investment portfolio will continue to grow, whilst the gradual completion of the new rental properties will give an added boost to the Group's recurring rental income. Also, amid the increasing visitor arrivals in Hong Kong, Newton Place Hotel at Kwun Tong commenced business in July 2007, whilst the remaining three Newton hotels have also completed the renovation for most of their guest rooms. The hotel operation is thus expected to provide greater contribution to the Group.

In mainland China, the Group's investment property portfolio is also set to expand. The Cesar Pelli designed World Financial Centre, an international grade-A office complex in Beijing, will soon be completed, in time for the opening of 2008 Beijing Olympics. In Shanghai, four office-cum-retail complexes, two of which have been designed by the acclaimed architects, Kenzo Tange Associates of Japan, are also scheduled for completion by 2009 or early 2010, ahead of the opening of World Expo 2010 in Shanghai. Together with the higher revenue from existing rental properties such as Office Tower II of the Grand Gateway, rental income from the Group's investment properties in mainland China is expected to grow strongly in the years to come.

Hengli Wanpan, a quality property development in Guangzhou, achieved overwhelming success in its pre-sale and is expected to bring significant returns to the Group when it is completed in 2008. In view of the strong appetite for quality housing in mainland China, as well as the confidence of mainland homebuyers in the Group's brand name, the Group intends to expand its land bank in mainland China to a total attributable gross floor area of about 150 million square feet by the end of 2007. At the same time, the Group will take active steps to develop the sites that it has already acquired. Its objective is to ensure that the projects are not only well designed, but are completed on time, within budget and according to our quality standards, thereby further reinforcing Henderson Land's already strong reputation. The establishment of a mainland head office in Shenzhen and the strengthening of the construction team will provide further back up for the Group's rapid business development on the mainland.

Chairman's Statement

The Group has built up a substantial investment property portfolio. Rising rental income from this portfolio together with increasing contributions from the Group's listed associates have time and again provided a stable income base for the Group. In addition, investment in mainland China, which has increased rapidly in the past two years, will become another important profit driver. With the strategy adopted to develop the Group's business in Hong Kong and mainland China concurrently, the market horizon for the Group has broadened. This has resulted in further diversification in the stable and growing income source of the Group, positioning the Group to face the future with confidence. In the absence of unforeseen circumstances, the Group will achieve satisfactory results in the coming financial year.

Tribute

The Hon. Lo Tak Shing, *GBM, JP*, vice chairman and non-executive director of the Company, passed away during the year.

Mr. Lo was appointed to the Board in 1981 and had given invaluable contributions to the Company. The Board deeply regrets his departure.

Accordingly, Mr. Vincent Liang ceased to be the alternate director to Mr. Lo. The Board would like to express its gratitude to Mr. Liang for his contributions to the Company.

Appreciation

I would like to take this opportunity to express my gratitude to my fellow directors for their wise counsel and support, and to thank all our staff for their dedication and hard work in the past year. I know I can continue to count on them in our quest to deliver value to our shareholders.

Lee Shau Kee
Chairman

Hong Kong, 17 September 2007

Creating Lifestyles



Grand Waterfront was designed to demanding specifications, with absolute convenience and comfort in mind, to address the lifestyle aspirations of the modern family.

Dennis Lau
Chairman & Managing Director
Dennis Lau & Ng Chun Man Architects & Engineers (HK) Ltd.





Land Bank

2007 Highlights

- Sizeable land bank with a total attributable gross floor area of 21.1 million square feet
- Acquired or completed land use conversion of three sites with an aggregate gross floor area of approximately 290,000 square feet
- Agricultural land reserve increased from last year's 29.9 million to 31.7 million square feet in terms of site area – the largest such holding of all Hong Kong property developers

At the year end, the Group had a land bank in Hong Kong with a total attributable gross floor area of approximately 21.1 million square feet, including completed investment properties and hotels with a total gross floor area of approximately 8.6 million square feet and 1.0 million square feet respectively, as well as stock of unsold property units with a total gross area of approximately 2.8 million square feet. In addition, the Group held rentable car parking spaces with a total area of around 2.7 million square feet.

During the year, approval was obtained from the Town Planning Board to include "Flat" use in the draft Outline Zoning Plan that covers 14-30 King Wah Road of North Point, which was acquired by the Group in the previous financial year. Meanwhile, the Group remained active in replenishing its land bank in Hong Kong through various means, including private purchases and farmland conversions. During the year, the Group won the tender for a 92.31% stake of two prime sites in Wanchai comprising a total gross floor area of approximately 181,602 square feet. It is tentatively planned that these sites will be developed into a residential tower and a hotel respectively. Following the settlement of the land-use conversion premium, the land lot in Ng Uk Tsuen formed part of the project at Fanling Sheung Shui Town Lot 231, Sheung Shui, increased the total gross floor area for this residential development to approximately 229,000 square feet. Land-use conversion in respect of Fanling Sheung Shui Town Lot 76, Fanling was also completed during the year, with the site to be developed into 54 residential units comprising approximately 34,000 square feet in total gross floor area. Totally, approximately 290,000 square feet of developable gross floor area was added to the Group's land bank from the abovementioned three projects:

	Location	Site area (sq.ft.)	Gross floor area (sq.ft)	Land-use purpose	Group's interest (%)
1.	Kam Kwok Building, Gloucester Road, and National Building, Jaffe Road	15,847	181,602	Residential/Hotel	92.31
2.	Ng Uk Tsuen, Sheung Shui	14,700	73,355	Residential	100
3.	Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,000	Residential	100
			288,957		

Land Bank

Moreover, the Group has over the years made significant acquisition of agricultural land with high development potential and proceeded to apply to the Government for land-use conversion of these land lots at a reasonable premium. During the year, the Group acquired a number of agricultural land lots with a total land area of over 1.8 million square feet, increasing its holding of agricultural land lots to approximately 31.7 million square feet at the year end. This is the largest agricultural land holding of all property developers in Hong Kong. The distribution of the Group's holding of agricultural land at 30 June 2007 was as follows:

	Agricultural land area (million sq.ft.)
Yuen Long District	22.2
North District	3.6
Tai Po District	3.4
Tuen Mun District and others	2.5
Total:	**31.7**

Of this holding, land lots comprising a total area of approximately 10 million square feet are already in various stages of land-use conversion. A further 8 million square feet of the Group's holding of agricultural land, located near the strategic development areas proposed by the Government, is expected to be in the pipeline for land-use conversion in the future. It is anticipated that over the next few years land-use conversion of agricultural land lots will, on average, provide the Group with development sites of around 3 million square feet in gross floor area each year.

Usage of Land Bank


6%
9%
23%
41%
21%
Residential/Hotel Serviced Suites
Office
Industrial/Office & Industrial
Commercial
Hotel

Property Development

2007 Highlights

- 862,856 square feet of residential, commercial and hotel properties completed
- An attributable HK$7,894.8 million worth of properties in Hong Kong sold and pre-sold
- "Grand Waterfront" was widely applauded for the exceptional quality of its construction and materials, reinforcing the reputation of the Group as a premier developer

During the financial year, the Group completed four development projects, namely, Royal Green – Phase 2, Grand Waterfront, Phase 1 for the project in Tong Yan San Tsuen and Newton Place Hotel at Kwun Tong. These projects totally comprise 862,856 square feet of attributable gross floor area, of which approximately 590,000 square feet were residential areas for sale. By the end of the year, 203 units or 72% of the total units at Royal Green – Phase 2 were sold. New owners of Grand Waterfront units praised the development for the exceptional quality inherent in its construction and in the materials used, with a satisfaction rate of almost 100%. Newton Place Hotel at Kwun Tong, a stylish hotel with 598 guest rooms, has commenced business since July 2007, while the project in Tong Yan San Tsuen, a low-density development, will be launched for sale shortly. Particulars of these newly completed projects are set out in greater detail on page 10 of the Chairman's Statement.

Property Sales

Substantial growth in GDP, rising wages, improved employment prospect and favourable bank mortgage terms have all resulted in a buoyant property market. During the year, two large-scale development projects, namely, Grand Waterfront in To Kwa Wan and The Sherwood in Tuen Mun were launched for sale. Up to the year end, 1,143 residential units and 1,073 residential units, or 64% and 68% respectively of the total units, were sold for these two development projects. Other projects which were launched for sale during the year, including Scenic Horizon in Shau Kei Wan, CentrePlace in the Mid-Levels and The Verdancy in Yuen Long, also received encouraging response. Together with the re-launch of other popular projects such as Grand Promenade, Royal Green and Metro Harbour View, during the year the Group sold an attributable HK$7,894.8 million worth of properties in Hong Kong, a remarkable growth of 130% when compared with HK$3,434.6 million for the year before.

At the year end, the Group had a total of 3,341 residential units available for sale, comprising a total gross area of over 3.7 million square feet, of which 3.0 million square feet was attributable to the Group. Particulars of the major development projects offered for sale and pending sale or pre-sale are shown on pages 11 to 13 of the Chairman's Statement.



CentrePlace, Mid-Levels, Hong Kong

Property Development



The Beverly Hills, Tai Po, Hong Kong

Status of Major Residential Developments

The Beverly Hills, 23 Sam Mun Tsai Road, Tai Po (90.10% owned)

Site area	:	982,376 square feet
Gross floor area	:	1,165,240 square feet
Residential units	:	535 (25% of this project is held for rental purpose)
Expected completion	:	October 2008 (Phase 3)

With magnificent views of the azure sea and lush hills in this, the most exclusive stretch of the Tolo Harbour coastline, the first two phases of The Beverly Hills were already completed and Phase 3 comprises 163 luxury villas with floor areas ranging in size from 3,500 to 11,000 square feet. Benefitting from a five-level grand clubhouse and over 1.8 million square feet of greenery and recreation area, The Beverly Hills is the only residential development in Hong Kong with a go-kart circuit, theme park concept children's playground, infinity pool, and other superb facilities.

Fanling Sheung Shui Town Lot 231, Sheung Shui (100% owned)

Site area	:	45,779 square feet
Gross floor area	:	228,821 square feet
Residential units	:	362
Expected completion	:	End of 2009

Situated adjacent to the Group's Royal Green project and surrounded by lush greenery in a tranquil environment, this site will be developed into a 38-storey residential tower, consisting of 362 units. The foundations have been laid and construction of the superstructure commenced in mid-August 2007.

33 Lai Chi Kok Road, Mong Kok (100% owned)

Site area	:	9,600 square feet
Gross floor area	:	84,156 square feet
Residential units	:	108
Expected completion	:	Mid 2008

This site will be developed into a 31-storey residential tower with a commercial podium, complemented by a residents' clubhouse. Deluxe duplex units will be situated on the top floor of the tower, leading to a private roof. The development will provide a total gross floor area of approximately 84,000 square feet. Superstructure works are now in progress.

Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long (100% owned)

Site area	:	78,781 square feet
Gross floor area	:	78,781 square feet
Residential units	:	60
Expected completion	:	January 2008 (Phase 2)

The site will be developed over two phases into 11 low-density residential blocks and two luxurious detached houses with a total gross floor area of approximately 78,781 square feet. In total, there will be 60 units including low-rise apartments, duplex units and deluxe private villas together with car parks and clubhouse facilities. The first phase, with a total gross floor area of 61,138 square feet and comprising 9 residential blocks and one detached house, was completed in June 2007. The second phase, with a total gross floor area of 17,643 square feet, comprising 2 residential blocks and one detached house, is expected to be completed by January 2008.

Property Development

The Sparkle, 500 Tung Chau Street, Cheung Sha Wan (100% owned)

Site area	:	35,629 square feet
Gross floor area	:	320,659 square feet
Residential units	:	400
Expected completion	:	Third quarter of 2008

The Sparkle, a 38-storey twin tower above a 6-storey shopping and car-parking podium, offers sweeping harbour views. Only minutes from MTR and KCR stations, The Sparkle is exceptionally well situated for convenient transport to all districts of Hong Kong and to the airport at Chep Lap Kok. Its clubhouse enables residents to enjoy comprehensive leisure and entertainment activities at all times and is equipped with a gymnasium, an aerobic room, a swimming pool and landscaped gardens, together with sports facilities such as a driving range as well as access to a sports ground nearby.

Fanling Sheung Shui Town Lot 76, Fanling (100% owned)

Site area	:	42,884 square feet
Gross floor area	:	34,000 square feet
Residential units	:	54
Expected completion	:	Early 2009

With the completion of land-use conversion during the year, this site will be developed into 54 apartments, together with a clubhouse and car parking spaces.

11-12 Headland Road, Island South (44.42% owned)

Site area	:	43,492 square feet
Gross floor area	:	32,619 square feet
Residential units	:	4
Expected completion	:	August 2008

This site will be developed into four three-storey luxurious mansions with a total gross floor area of approximately 32,600 square feet. The living space of each mansion will extend from the basement to the second floor and will be complemented by a private roof, garden, swimming pool and car parking spaces. Superstructure works are now in progress.

Status of Major Office and Industrial Property Developments

Kowloon East, covering the areas from Kwun Tong to San Po Kong, is steadily being transformed from a traditional industrial district into a new commercial hub. As the Government's initiative to redevelop the site of the former airport at Kai Tak gathers pace, the area's transformation is expected to accelerate. According to the Government's development plan, a new cruise terminal together with tourism-related facilities will be built at the southern end of the former runway. Also, as part of the latest transport development plan, a fully integrated KCR/MTR interchange station and a depot for the Shatin to Central Link will be located at Diamond Hill, which is in close proximity to San Po Kong. This transformation is expected to create enormous demand



Passion and Commitment

The Sparkle

The professionalism of the Group's project management capability was underlined in the speed to market of The Sparkle development in Cheung Sha Wan. Close cooperation between many different divisions resulted in a turnaround of only 15 months from site acquisition to receipt of pre-sale consent.



for quality hotels and offices in Kowloon East. With the recent opening of Newton Place Hotel as well as the gradual completion of the properties listed below, the Group is well placed to benefit from these impending developments.

Kwun Tong 223, Wai Yip Street, Kwun Tong (88.5% owned)

Site area	:	91,042 square feet
Gross floor area	:	1,092,502 square feet
Expected completion	:	End of 2007

In the new commercial hub of Kowloon East, two Grade-A office towers will be built with a total gross floor area of over 1.0 million square feet, fully equipped with advanced intelligent automation systems, a retail podium and ample parking spaces. The premises will also feature a 130,000 square feet club and conference facilities complemented with catering services.

78 Hung To Road, Kwun Tong (100% owned)

Site area	:	10,000 square feet
Gross floor area	:	119,992 square feet
Expected completion	:	January 2008

This development will provide approximately 120,000 square feet of premium industrial/workshop space. It will be interconnected with the Group's Kwun Tong 223 commercial development by a footbridge. Superstructure works have been completed and other installations are in progress.

52 Hung To Road, Kwun Tong (100% owned)

Site area	:	11,375 square feet
Gross floor area	:	125,037 square feet
Expected completion	:	Mid 2008

This development will comprise approximately 125,000 square feet of industrial space. Superstructure works are in progress and completion is expected by mid-2008.

Midas Plaza, 1 Tai Yau Street, San Po Kong (70% owned)

Site area	:	15,393 square feet
Gross floor area	:	189,383 square feet
Expected completion	:	End of 2007

Adjacent to the planned integrated KCR/MTR interchange station at Diamond Hill, this 22-storey high-class light industrial building will have a total gross floor area of about 190,000 square feet and is situated to provide excellent transport links. Superstructure works have been completed and internal and external finishing works are in progress.



Kwun Tong 223, Kwun Tong, Hong Kong

9-11 Sheung Hei Street, San Po Kong (100% owned)

Site area	:	10,450 square feet
Gross floor area	:	125,399 square feet
Expected completion	:	Second quarter of 2008

Overlooking the Choi Hung Road playground, this project will comprise approximately 125,000 square feet of premium office space with easy access to Central and mainland China via the planned Shatin to Central Link. Its modern design will set a new benchmark for premium offices in the district upon its completion in the second quarter of 2008.

712 Prince Edward Road East, San Po Kong (100% owned)

Site area	:	18,051 square feet
Gross floor area	:	216,590 square feet
Expected completion	:	Fourth quarter of 2008

Located next to the former Kai Tak Airport, this development commands panoramic views of Victoria Harbour and will provide approximately 216,000 square feet of quality office space with state-of-the-art facilities and a sky garden. This project is progressing well and will be completed by the end of 2008.

Major Development Projects

Major Projects Under Development

- 1 The Beverly Hills – Phase 3
- 2 Fanling Sheung Shui Town Lot 231
- 3 33 Lai Chi Kok Road
- 4 Lot No. 1740 in DD 122, Tong Yan San Tsuen
- 5 The Sparkle
- 6 Fanling Sheung Shui Town Lot 76
- 7 11-12 Headland Road
- 8 Kwun Tong 223
- 9 78 Hung To Road
- 10 52 Hung To Road
- 11 Midas Plaza
- 12 9-11 Sheung Hei Street
- 13 712 Prince Edward Road East

Major completed development projects offered for sale

- 14 Casa Marina I & II
- 15 King's Park Hill
- 16 Royal Terrace
- 17 Park Central – Phases 1 & 2
- 18 Metro Harbour View
- 19 Paradise Square
- 20 Grand Promenade
- 21 Splendid Place
- 22 Central Heights
- 23 Royal Green
- 24 CentreStage
- 25 Scenic Horizon
- 26 CentrePlace
- 27 Grand Waterfront
- 28 The Sherwood
- 29 The Beverly Hills – Phases 1 & 2


Tuen Mun
Hong Kong International Airport
Discovery Bay
Tung Chung
Mui Wo
Lantau Island


Residential


Residential & Commercial


Office


Industrial


Commercial & Office

Major Development Projects


Lo Wu
Lok Ma Chau
Sheung Shui
Fanling
Yuen Long
Tai Po
New Territories
Ma On Shan
Sai Kung
Shatin
Tsuen Wan
Kowloon
Lai King
Kowloon Tong
Tsing Yi
Mong Kok
Hunghom
Tseung Kwan O
N
Central
Quarry Bay
Hong Kong Island
Chai Wan
Existing Line
MTR
Airport Express
Tung Chung Cable Car
KCR East Rail
KCR West Rail
KCR Ma On Shan Rail
Light Rail
Cross Harbour Tunnels
Existing Line
Route 3
Lok Ma Chau Spur Line
Under Construction
Kowloon Southern Link
Under Planning
Shatin to Central Link

Urban Regeneration



Kwun Tong 223 sets a precedent for the regeneration of the older industrial districts of Hong Kong. It is a development that will hasten urban renewal, revitalising the area by enhancing and strengthening the socio-econmic fabric of the local community.

Pol-Henry Cox
International Director / Country Head, China
Jones Lang LaSalle



Property Investment

2007 Highlights

- HK$3,148.2 million of gross rental income, including contributions from jointly controlled entities
- 8.6 million square feet of completed investment properties and 1.0 million square feet of completed hotels
- Quality portfolio with core properties attaining 94% occupancy at the year end

The Group's substantial and diverse property investment portfolio has provided it with a consistent source of recurring cash inflow. Apart from shopping malls and offices, the Group also owns a number of residential and industrial premises, making its investment portfolio more balanced and diversified.

With a diverse mix of locations within Hong Kong covering both urban and suburban areas, the Group has a well diversified exposure to the market. At the year end, in terms of its total investment property portfolio of 8.6 million square feet, 49% of its rental assets were in urban areas with the remainder in suburban properties. Within its suburban property portfolio, the Group maintains a strategy of investing in shopping malls. These suburban malls are key contributors for the Group given their stable and resilient rental yields. In the urban areas, the Group's property portfolio is more varied with a mix of office (55% of urban investment property portfolio) and shopping malls (19% of urban investment property portfolio). The composition of the Group's diverse property investment portfolio at the year end is shown in the accompanying chart.

Rental Portfolio

Investment Properties
(gross floor area in million square feet)


Urban
Suburban
4.00
3.00
2.00
1.00
0.00
0.3
0.8
2.3
0.8
0.4
0.3
0.2
3.5
Shopping Malls
Office
Industrial/Office & Industrial
Residential/Hotel serviced suites

The Group's gross rental income for the year, including its share from jointly controlled entities, was up by 15.3% to HK$3,148.2 million. Net rental income increased from last year's HK$1,707.5 million to HK$2,093.3 million. At the year end, the Group's core rental properties maintained a high occupancy rate of 94%. Rental income growth was primarily driven by higher rents for new leases and renewals for all types of properties, while contribution from the IFC complex also increased considerably. During the year, 25.6% of the total tenancies in the Group's investment properties, representing gross floor area of about 1.59 million square feet, were renewed.

Commercial

The Group owns 4.3 million square feet of prime shopping space spread over various strategic locations in Hong Kong. The continuing growth in the local economy was manifested in rising employment income and an improving labour market together with increased tourist arrivals, which all helped to boost the city's retail sales during the financial year.

IFC Mall, a major retail and leisure destination in Central with a well planned mix of leading global brands and upmarket restaurants, was fully let. The Group's other large-scale shopping malls, which are mostly located in high population growth new towns, also performed well. By the end of the financial year, Metro City Plaza Phases II & III in Tseung Kwan O, Sunshine City Plaza in Ma On Shan, City Landmark II in Tsuen Wan, Citimall in Yuen Long as well as Shatin Plaza each recorded occupancy rate of 95% or more.

Renovation works and facility upgrades, which help increase the rental yields by encouraging higher shopper traffic, were regularly undertaken in the Group's investment properties. During the year, Shatin Plaza and Shatin Centre underwent renovations and upgrades on different scales so as to offer customers a fresh

Property Investment



Metro City Plaza II, Tseung Kwan O, Hong Kong

shopping experience. Renovations to Metro City Plaza Phase II are also under way to increase the retail area by about 20,000 square feet, by converting Tuen Mun Theatre to retail use. Both projects are scheduled for completion successively in 2008. In the coming financial year, major upgrade projects will commence at Sunshine City Plaza, Kowloon Building and South Wing of Trend Plaza. Renovation works for City Landmark I and Citimall are also in the pipeline.

Offices

The Group holds approximately 2.5 million square feet of rental office space. Demand for quality space from the booming financial sector, among others, remained strong, with many international corporations keen to expand their operations in this region. This trend boosted the performance of the Group's office portfolio, which includes properties such as IFC, located in the core of Hong Kong Central District, where the supply of new office space is becoming increasingly limited. AIA Tower in North Point, another of the Group's quality office towers also experienced strong demand, attaining 95% occupancy at the year end. As a result, office rental income grew considerably during the financial year with an increase of 100% in rental levels being common in many lease renewals, particularly for those tenancies which were previously concluded around the time of the SARS epidemic in Hong Kong. To meet the growing market demand, pre-leasing for Kwun Tong 223, a distinctive landmark in Kowloon East with over 1 million square feet of Grade-A office space, has been launched arousing keen interest from many multinational companies. The development is scheduled for practical completion by the end of 2007.

Residential/Hotel Serviced Suites

The Group holds about 700,000 square feet of residential properties/hotel serviced suites for lease. During the year, strong demand by expatriates working at multinational companies, particularly those in the legal, banking and finance sectors, continued to lend solid support to the luxury residential leasing market. Four Seasons Place, the most luxurious serviced suites in Hong Kong, remained the most sought after of their kind with nearly full occupancy by the year end. Occupancy rates for Eva Court, a luxury apartment complex located in Mid-Levels, were also high, at 92% by the year end.

Property Investment

Other Properties

The Group holds a number of rentable car parking spaces, generating steady rental income. The Group also owns approximately 1.1 million square feet of industrial premises. Some of the industrial buildings are being evaluated for conversion into other uses such as offices and hotels.

Major Completed Investment Properties

Name	Location	Lease expiry	Group's interest (%)	Attributable gross floor area (square feet) Residential/ Hotel Serviced Suite	Commercial	Office	Industrial/ Office	Total	Attributable no. of carpark
Hong Kong Island									
Eva Court	36 MacDonnell Road, Mid-Levels	2895	100.00	108,214	–	–	–	108,214	49
Golden Centre	170-188 Des Voeux Road Central	2050	100.00	–	21,842	134,450	–	156,292	–
ING Tower	308-320 Des Voeux Road Central/ 98-116 Wing Lok Street	2865	100.00	–	31,987	182,373	–	214,360	–
Joseph Yen Industrial Building	24 Lee Chung Street, Chai Wan	2038 *(Note 1)*	100.00	–	–	–	114,300	114,300	10
AIA Tower	183 Electric Road, North Point	2047	94.56	–	21,123	463,412	–	484,535	242
One International Finance Centre	1 Harbour View Street, Central	2047	38.35	–	50,291	300,848	–	351,139	136
Two International Finance Centre (excluding levels 55, 56 and 77 to 88)	8 Finance Street, Central	2047	38.35	–	195,159	632,871	–	828,030	365
Four Seasons Place	8 Finance Street, Central	2047	38.35	203,275	–	–	–	203,275	–
Nine Queen's Road Central (4/F, 18/F, 20/F & 32/F)	9 Queen's Road Central	*(Note 2)*	100.00	–	–	54,974	–	54,974	–
CentreStage	108 Hollywood Road	2072	100.00	–	16,084	–	–	16,084	64



CentreStage, Central, Hong Kong

Property Investment

Name	Location	Lease expiry	Group's interest (%)	Residential/ Hotel Serviced Suite	Attributable gross floor area (square feet) Commercial	Office	Industrial/ Office	Total	Attributable no. of carpark
Kowloon									
Hollywood Plaza	610 Nathan Road, Mong Kok	2047	33.33	–	33,511	64,422	–	97,933	–
Kowloon Building	555 Nathan Road, Mong Kok	2060	100.00	–	28,656	84,626	–	113,282	–
Winning Centre	29 Tai Yau Street, San Po Kong	2047	100.00	–	–	–	150,212	150,212	–
Well Tech Centre (1/F to 15/F & 18/F to 29/F)	9 Pat Tat Street, San Po Kong	2047	100.00	–	–	–	158,993	158,993	40
Big Star Centre	8 Wang Kwong Road, Kowloon Bay	2047	100.00	–	–	–	175,447	175,447	20
579 Nathan Road	579 Nathan Road, Mong Kok	2037	100.00	–	7,805	18,810	–	26,615	–
Paradise Square	3 Kwong Wa Street, Mong Kok	2054	100.00	–	25,979	–	–	25,979	72
Dragon Centre	79 Wing Hong Street, Cheung Sha Wan	2023	100.00	–	–	–	172,117	172,117	76
New Territories									
Fanling Centre	33 San Wan Road, Fanling	2047	100.00	–	151,513	–	–	151,513	302
Flora Plaza	88 Pak Wo Road, Fanling	2047	60.00	–	94,657	–	–	94,657	130
Block C, Hang Wai Industrial Centre	Pui To Road/Kin On Street/Kin Wing Street/ Kin Tai Street, Tuen Mun	2047	100.00	–	–	–	292,264	292,264	164
The Trend Plaza	Tuen Mun Heung Sze Wui Road, Tuen Mun	2047	100.00	–	195,280	–	–	195,280	78
Marina Cove	Lot No. 526 in D.D. No. 210, Sai Kung	2047	40.00	–	9,566 *(Note 3)*	–	–	9,566	151
City Landmark I	68 Chung On Street, Tsuen Wan	2047	74.96	–	138,555	156,981	–	295,536	100
City Landmark II	145-165 Castle Peak Road, Tsuen Wan	2047	100.00	–	155,022	–	–	155,022	127
Skyline Plaza	88 Tai Ho Road, Tsuen Wan	2047	100.00	–	154,259	–	–	154,259	104
Shatin Centre	2-16 Wang Pok Street, Sha Tin	2047	100.00	–	100,029	–	–	100,029	545
Shatin Plaza	21-27 Shatin Centre Street, Sha Tin	2047	77.55	–	114,730	–	–	114,730	103
Blocks A & B, Sunshine City	18 On Shing Street, Ma On Shan	2047	100.00	–	9,305	–	–	9,305	–
Blocks C & D, Sunshine City	22 On Shing Street, Ma On Shan	2047	50.00	–	5,118	–	–	5,118	–
Blocks N, P, Q & R, Sunshine City	8 On Shing Street, Ma On Shan	2047	100.00	–	58,881	–	–	58,881	196

Property Investment

Name	Location	Lease expiry	Group's interest (%)	Attributable gross floor area (square feet) Residential/ Hotel Serviced Suite	Commercial	Office	Industrial/ Office	Total	Attributable no. of carpark
Sunshine City Plaza	18 On Luk Street, Ma On Shan	2047	100.00	—	532,637	—	—	532,637	831
Sunshine Bazaar	628 Sai Sha Road, Ma On Shan	2047	100.00	—	79,642	—	—	79,642	234
Citimall	1 Kau Yuk Road, Yuen Long	2047	100.00	—	140,341	—	—	140,341	51
La Cité Noble Shopping Arcade	1 Ngan O Road, Tseung Kwan O	2047	100.00	—	35,186	—	—	35,186	—
Dawning Views Plaza	23 Yat Ming Road, Fanling	2047	100.00	—	87,766	—	—	87,766	—
Metro City Phase 2 Shopping Arcade	8 Yan King Road, Tseung Kwan O	2047	100.00	—	956,849	—	—	956,849	669
The Metropolis, Metro City Phase 3 Shopping Arcade	8 Mau Yip Road, Tseung Kwan O	2047	100.00	—	266,954	—	—	266,954	232
Citygate	20 Tat Tung Road, Tung Chung, Lantau Island	2047	20.00	—	92,536	32,280	—	124,816	233
The Beverly Hills, Phases 1 & 2	23 Sam Mun Tsai Road, Tai Po	2047	90.10	164,682	—	—	—	164,682	134
The Sherwood	8 Fuk Hang Tsuen Road, Tuen Mun	2052	100.00	—	30,139	—	—	30,139	308
			Total:	**476,171**	**3,841,402**	**2,126,047**	**1,063,333**	**7,506,953**	**5,766**

Note 1: The lease is renewable for 75 years.

Note 2: Of the four lots, three lots expire in 2854 and the remaining lot expires in 2856.

Note 3: In addition, there are 121 pontoons and 30 hardstand spaces attributable to the Group.

Major Completed Investment Properties

Major Completed Investment Properties

1 Eva Court
2 Golden Centre
3 ING Tower
4 Joseph Yen Industrial Building
5 AIA Tower
6 One International Finance Centre
7 Two International Finance Centre
8 Four Seasons Place
9 Nine Queen's Road Central
10 CentreStage
11 Hollywood Plaza
12 Kowloon Building
13 Winning Centre
14 Well Tech Centre
15 Big Star Centre
16 579 Nathan Road
17 Paradise Square
18 Dragon Centre
19 Fanling Centre
20 Flora Plaza
21 Block C, Hang Wai Industrial Centre
22 The Trend Plaza
23 Marina Cove
24 City Landmark I
25 City Landmark II
26 Skyline Plaza
27 Shatin Centre
28 Shatin Plaza
29 Blocks A & B, Sunshine City
30 Blocks C & D, Sunshine City
31 Blocks N, P, Q, & R, Sunshine City
32 Sunshine City Plaza
33 Sunshine Bazaar
34 Citimall
35 La Cité Noble Shopping Arcade
36 Dawning Views Plaza
37 Metro City Phase 2 Shopping Arcade
38 The Metropolis
39 Citygate
40 The Beverly Hills – Phases 1 & 2
41 The Sherwood


Tuen Mun
Hong Kong International Airport
Discovery Bay
Tung Chung
Mui Wo
Lantau Island


Residential / Hotel Serviced Suites

Commercial

Office

Industrial & Offices

Commercial & Office

Major Completed Investment Properties


Lo Wu
Lok Ma Chau
Sheung Shui
Fanling
Yuen Long
Tai Po
New Territories
Sai Kung
Ma On Shan
Shatin
Tsuen Wan
Kowloon
Kowloon Tong
Tsing Yi
Mong Kok
Hunghom
Tseung Kwan O
Central
Quarry Bay
Hong Kong Island
Chai Wan
N
Existing Line
MTR
Airport Express
Tung Chung Cable Car
KCR East Rail
KCR West Rail
KCR Ma On Shan Rail
Light Rail
Cross Harbour Tunnels
Existing Line
Route 3
Lok Ma Chau Spur Line
Under Construction
Kowloon Southern Link
Under Planning
Shatin to Central Link

Property Related Businesses



Newton Place Hotel, Kwun Tong, Hong Kong


Conference 2007
"安全至上・精益求精"
Sustainable Gains in Site Safety
aking Through Barri
22.8.2007

A senior Henderson Land executive sharing best practice with industry practitioners at a HKCA conference.



Grand Waterfront, To Kwa Wan, Hong Kong

Hotels

Hong Kong's status as an international financial and commercial centre continued to draw more business travellers, whilst new attractions also helped to bring about a further expansion of inbound tourism. The Group's three Newton hotels, with most of their guest rooms renovated during the period from September 2006 to March 2007, were well positioned to reap the benefits of Hong Kong's thriving tourism industry. They maintained steady room revenue against a higher average room rate with a stable occupancy of over 80%.

Newton Place Hotel at Kwun Tong, with some of its 598 guest rooms offering stunning views of Victoria Harbour, commenced its business in July 2007. With the addition of this newly completed hotel, the Group has four Newton hotels operating in Hong Kong, with a total of 1,445 guest rooms.

Equipped with the finest restaurants, a deluxe spa and top-class room facilities, Four Seasons Hotel in the IFC complex has developed a loyal clientele comprising the most discerning overseas visitors and local patrons. Its performance for the financial year has exceeded expectations.

Construction

The Group's reputation for exceptional product quality is to a large extent attributable to the efforts of its Construction Division working in conjunction with the Project Management Departments. Their close attention to detail and strong sense of responsibility have enabled the Group to deliver the finest properties that our customers have come to expect.

With new technologies (such as infrared surveying to check external walls) being constantly introduced to ensure the highest standards, the Group is striving to boost the quality of its new developments. Grand Waterfront, a newly completed luxury residential project, was widely acclaimed for its excellent building quality.

Site safety tops the Group's priority and for the year 2006, the accident rate for the Group's construction activities was well below the industry average. In addition, the Group adopted Environmental Management System based on the international standard ISO 14001:2004 and the certification was affirmed by Hong Kong Quality Assurance Agency. With the impact on the neighbourhoods and on the environment being effectively minimised, the Group has been invited by Environmental Protection Department to share the experience with peers through the Department's websites. Also, it received numerous accolades including "Outstanding Waste Management Performance Grand Award" and "Considerate Contractors Site Award". All these were encouraging recognitions of the Group's commitment to green initiatives.

Property Related Businesses


主辦機構：星島日報
2006
Sing Tao Excellent Services Brand Award 2006


Employees Retraining Board Employers Gold Star Award – Platinum Award

Property Management

The Group's member property management companies, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, currently manage some 190 property developments across the territory, comprising a total of over 76,000 residential, commercial and industrial units and shops, and more than 17,000 car parking spaces.

These two companies are on the frontline fulfilling the Group's pledge of providing the finest services to customers. Owner's satisfaction rate as to after-sales services and handover arrangement of the new developments completed this year, such as Grand Waterfront, was almost 100%. In order to keep providing innovative services to customers which are beyond their expectation, they also launched "The Year of Safety" in March 2007 so as to raise their awareness of occupational safety.

Hang Yick and Well Born also offer care to the public at large. In addition to the performance-related accolades such as "Sing Tao Excellent Services Brand Award 2006" and "the Customer Relationship Excellence Awards", they also won a multitude of awards in recognition of their contribution to the well-being of the society. These include: being named as a "Caring Company" for the fifth consecutive year, the "Highest Voluntary Service Hours Award" and the "Outstanding Partnership Award in the Employment of People with Disabilities 2006", with the latter two presented by the Social Welfare Department. All these services helped create a better environment for our customers to live in. More details are set out in the section of Corporate Social Responsibilities.


The Year of Safety kick-off ceremony


Support the Employment of People with Disabilities Award 2006 – Outstanding Partnership Award

Marketing

The Group employed innovative marketing techniques during the year to further strengthen its brand and corporate image, with a particular emphasis on supporting sales of its completed properties. As in previous years, highly original creative initiatives were implemented to develop a competitive edge in Group sales and promotion activities, which took the market and customers by surprise and attracted significant attention from the media.

The Group's commitment to putting people first was demonstrated by its ongoing proactive efforts to deliver quality products and services in response to identified customer needs and preferences. As part of this objective, the Group commissioned The Hong Kong Polytechnic University to undertake a month long survey of 2,000 potential homebuyers examining their preferences in respect of clubhouse facilities and home technology. The results of the survey provided valuable insights which will assist the Group to incorporate the most desirable features in its future property projects.

The Sherwood (8 Fuk Hang Tsuen Road, Tuen Mun)

To overcome the challenge of arranging an appropriate and sizeable venue for the first public launch of The Sherwood in Lam Tei, the Group transformed Tuen Mun Cinema into a glittering promotional sales venue. Potential purchasers were invited to relax in one of the differently themed theatres and enjoy popular TV shows, beverages and light refreshments while waiting for their turn to select an apartment. Some 450 units were sold in a single day with an average price at HK$2,500 per square foot. The news media compared the event to the full house of a movie premiere.


全院滿座

The Tuen Mun cinema provided an innovative and unusual venue for the sales launch of The Sherwood.

As part of its sustainable approach to all projects, the Group undertook a programme to accentuate and preserve the high quality natural environment surrounding The Sherwood in Lam Tei. Substantial work was completed to conserve monuments and improve the lush greenery at the 80,000-square-foot Fuk Hang Tsuen Road Garden adjacent to the site of The Sherwood. The garden was handed over to the Leisure and Cultural Services Department upon completion for the enjoyment by the entire community for many years to come.

Grand Waterfront (38 San Ma Tau Street, To Kwa Wan)

In order to give prospective purchasers of Grand Waterfront apartments a realistic and pleasing experience, a sales office was established in One IFC. Providing views of Victoria Harbour on a par with those enjoyed at Grand Waterfront, this venue was also chosen because of its convenient location for prospective purchasers. As the first substantial property sale following the issuance by the Real Estate Developers Association of supplementary guidelines on sales of uncompleted residential properties, comprehensive sales materials were made available in the venue together with instant price list updates via large TV screens. This information-rich, highly transparent sales process contributed to the smooth running of the event. The purchase of units by international action movie star, Jackie Chan, provided an additional boost to the launch.

The Group's 'e-Home Experience' – providing residents with ultimate comfort and convenience via cutting-edge technology – is a major feature of Grand Waterfront apartments. To demonstrate the concept to prospective purchasers, an 'e-Living Corner' was established at Towngas Avenue in Causeway Bay. Prospective purchasers were able to see demonstrations of the features that are incorporated as standard in Grand Waterfront



The information-rich, highly transparent sales process for Grand Waterfront ensured confidence among purchasers who included action movie star Jackie Chan.

Marketing





Natalie Glebova, Miss Universe 2005, added classic beauty and elegance to Group events in Hong Kong as the ambassador for The Beverly Hills.

units. These include pioneering digital infotainment systems, kitchen TVs, waterproof and steam-proof bathroom TVs, interactive household appliance remote control systems and fingerprint door locks.

The Beverly Hills (23 Sam Mun Tsai Road, Tai Po)

Building on the publicity from its substantial media campaigns in previous years, the Group shifted its promotional strategy to a more targeted, goal-oriented approach for sales of new projects. During the year under review, The Beverly Hills was the Group's most prominent villa-style property launch. To establish a premium luxury positioning for the property, subtle promotional activities in the form of highly exclusive invitation-only private parties commenced long before the sales launch. "Moonlight, Magic and Mystique: A Mid-Autumn Fair at The Beverly Hills" was a memorable occasion when approximately 1,000 guests attended an open-air reception to appreciate the grandeur of the property and its characteristic lighting set against the moonlit skies. A "Glittering Sparkling Christmas" event followed, which further elevated the positioning of The Beverly Hills and generated significant public interest. Miss Universe 2005, Natalie Glebova, was chosen as the ambassador for the property and starred in its TV commercial. Directed by world-renowned Chinese filmmaker Stanley Tong, the commercial featured a fairytale set against the picturesque architecture and noble ambience of Chantilly in Paris. The Group has established a precedent for this type of aspirational property marketing. Publicity of The Beverly Hills reached its peak at the subsequent private party "Fairy Tale Comes True – The Beverly Hills Royal Ball" which was attended by Miss Glebova.

The Group invited the acclaimed Japanese theme park designer, Kazuyuki Nakata, to design a children's theme park for The Beverly Hills. "The Forest" is themed as an adventure tale incorporating original cartoon characters created by Mr. Nakata that are entirely unique. The avant-garde style of the park helps to showcase the quality of the facilities at The Beverly Hills.



Another Henderson Land 'first' in property marketing. Original cartoon characters were created as part of "The Forest", a children's theme park in The Beverly Hills.

Marketing



The Group's "Royal Salute to the New Year" was encapsulated in its dazzling float for the International Chinese New Year Night Parade 2007.



A Korean Fiesta was organised for residents and prospective buyers of Grand Promenade units, many of whom are Japanese and Korean expatriates.



The Group collaborated with TVB and CCTV on the mega series "The Drive of Life," attracting unprecedented publicity for The Beverly Hills project among viewers in Hong Kong and mainland China.

The Group sponsored the Hong Kong Tourism Board's International Chinese New Year Night Parade for the first time in 2007. A dazzling float on behalf of The Beverly Hills was constructed, entitled "Henderson Land's Royal Salute to the New Year." The float resembled an imperial crown with blessings of fortune. Themed as a royal court, with shimmering ornaments and thousands of sparkling crystal lights, the float recreated the French and Italian palatial architecture of The Beverly Hills. A fairy tale ending was suggested by a prince and a princess on the float who were accompanied by a number of couples waltzing in classic costumes.

The Group also collaborated with TVB and CCTV on the 60-episode series "The Drive of Life", specially filmed to celebrate the 10th Anniversary of the establishment of the HKSAR. The Group's cooperation on the series extended beyond title sponsorship to include shooting on location at The Beverly Hills. The grand architecture of The Beverly Hills made it the first location choice for such a major TV series, with many scenes taking place in the houses, at the clubhouse and in various featured spots around the premises. The TV series achieved an impressive audience rating in both Hong Kong and mainland China, with the latter being an increasingly important target market for The Beverly Hills.

Grand Promenade (38 Tai Hong Street, Sai Wan Ho)

Approximately 10% of the residents of Grand Promenade are Japanese and Korean expatriates who enjoy its location on the Eastern side of Hong Kong Island. To further promote the property to other prospective expatriate purchasers from these countries, the Group staged a number of targeted events including a 'Sensational Japanese Feast' and "Korean Fiesta". The latter was organized to showcase traditional Korean cultural activities such as Samulnori, Korean dance and taekwondo. The performance was attended by the popular South Korean actress, Park Eun Hye, as well as representatives of the Consulate General of the Republic of Korea, the Korean National Tourism Organization and the Korean Chamber of Commerce. The event generated a significant increase in enquiries and sales transactions from these expatriate market segments.

CentreStage (108 Hollywood Road, Central)

The Group strives to ensure that all of its property projects enhance their context and that appreciation is made for heritage sites, ultimately providing an environment that benefits everyone. To improve the environment around CentreStage while preserving the heritage of Hollywood Road, one of the oldest streets in Hong Kong, a streetscape enhancement proposal was submitted to the Government by the Group for the area from Man Mo Temple to Lyndhurst Terrace. Funded by the Group, the enhancement works, which included tree planting, widening of pedestrian walkways,

Marketing

installation of moveable planters and new decorative paving plates, were completed in December 2006. The new vibrant street environment has been well received both by residents of CentreStage and visitors to the many declared monuments, historic sites and shopping attractions in the area. The Group also sponsored a week of Open Days at the historic Victoria Prison which is located close to CentreStage. The "Journey to the History of Victoria Prison" was organized by the Central and Western District Council and increased public awareness of the history, and preservation plans for this Hong Kong heritage site.



The Group's streetscape enhancement project in Hollywood Road, one of the oldest streets in Hong Kong has been welcomed by local residents and visitors to the area.

Industry Recognition

Following the very successful marketing campaign for Grand Promenade, the Group has continued to use extensive market research to support major marketing initiatives for each of its projects. The Group's marketing initiatives gained industry recognition and were rewarded with widespread accolades during the year, as listed below:

CentreStage

The Hong Kong Institute of Surveyors
- "Top Ten Property Marketing Projects 2006"
- "Top Ten Flat Layouts 2006"
- "Top Ten Property Sales Brochures 2006"

Grand Promenade

TVB Most Popular TV Commercial Awards 2007
- "The Grand Award"
- "The Property Commercial Award"
- "The Merit Award"

Hong Kong Communication Art Centre "Outstanding Greater China Design Awards 2007"

- Grand Promenade Sales Office

Royal Green

The Hong Kong Institute of Surveyors
- "Top Ten Property Marketing Projects 2006"
- "Top Ten Flat Layouts 2006"
- "Top Ten Property Sales Brochures 2006"

The Beverly Hills

ATV's 13th Annual Most Popular TV Commercial Awards
- "The Most Popular TVC Actress 2007" (Miss Universe – Natalie Glebova)

Henderson Club

Another year of development of the Henderson Club scheme resulted in promising growth with total membership exceeding 12,000 by the end of June 2007.

Club members enjoy many privileges ranging from special offers on lifestyle products and services to special benefits linked to new property sales. Among the many complimentary membership activities offered by the Club during the year were free health talks organized by Union Hospital, exclusive previews of the show suites for new Group properties, free entry tickets for large-scale exhibitions, regular make-up and skincare workshops, health workshops, and exclusive participation in the Grand Opening of Paua Spa.

Another benefit for Club members was a special entertainment package in the private boxes of the Hong Kong Jockey Club, where members can dine and entertain on the balconies with magnificent views of the racecourse.

To better understand the views and expectations, the Club conducted a survey among members during the year. Based on members' opinions, the Club newsletter underwent a content change. The new-look newsletter provides more diversified content to better serve members' needs, including promotional offers as well write-ups on activities such as yoga, Spring Poetry dance classes and indoor rock climbing classes. During the year, the Club also updated and improved its website, with an English version to cater to different members needs.

Take-up of the Henderson Club credit card was also promising. The card provides exclusive privileges and discounts at designated retail outlets and restaurants in the Group's shopping malls. Cardholders also benefit from a cash coupon bonus point scheme when they use the card to settle their residential management fees, parking space rental and management fees at Group properties.

Investing for Everyone's Future

Utilizing landfill gas as production fuel is another important step forwards in Hong Kong and China Gas's commitment to sustainable development and to a cleaner and greener Hong Kong.





Subsidiary & Associated Companies

Acquisition of Interests in Certain Companies from Henderson Investment Limited

On 27 March 2007 the Company and Henderson Investment Limited entered into an agreement providing for the acquisition by the Company, for cash, of the Henderson Investment Group's property portfolio, the 31.36% interest in Hong Kong Ferry (Holdings) Company Limited, the 44.21% interest in Miramar Hotel and Investment Company, Limited and certain listed securities. Upon completion of the transaction, the Henderson Investment Group mainly held a 38.55% stake of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") and certain infrastructure business. As part of the transaction which was completed on 13 June 2007, a distribution of HK$5.00 per share was made by Henderson Investment to its shareholders.

The Company paid an aggregate amount of consideration in cash of approximately HK$12,072.6 million to Henderson Investment for the acquisition. In return, the Company received by way of the distribution a sum of approximately HK$10,352 million.

Henderson Investment Limited (67.94%-owned by the Company)

For the year ended 30 June 2007, the consolidated profit of this group attributable to equity shareholders amounted to HK$5,391.1 million, representing an increase of HK$1,723.9 million or 47.0% over that for the previous year. Excluding the revaluation surplus of investment properties (net of deferred tax), the underlying profit for the year was HK$4,691.6 million, or an increase of HK$2,625.5 million or 127.1%.

The businesses in which this group ceased to be interested following the completion of the abovementioned transaction are classified as discontinued operations as from 14 June 2007, whilst the business activities for the remaining companies are collectively classified as continuing operations.

Continuing operations

The profit attributable to equity shareholders of this company for the year from continuing operations amounted to HK$3,626.3 million (2006: HK$1,928.0 million), representing an increase of HK$1,698.3 million or 88.1% over that for the previous year. This group's remaining business activities mainly comprise infrastructure business in mainland China and a 38.55% interest in an associate, The Hong Kong and China Gas Company Limited, whose result will be described separately in the section of Associated Companies.

Profit contribution from the infrastructure business, which comprises interests in Hangzhou Qianjiang Third Bridge and a highway in Maanshan City of Anhui Province, increased from last year's HK$81.8 million to HK$130.7 million as traffic volume for the bridge increased following the completion of repair and maintenance work to it during the year.

Discontinued operations

The profit attributable to equity shareholders of this company for the year from discontinued operations, including the gain on disposal of HK$925.4 million arising from the abovementioned transaction, was HK$1,764.8 million, representing an increase of HK$25.6 million or 1.5% over that for the previous year. Excluding the changes in fair value of investment properties of this group and its associates (net of deferred tax), the underlying profit attributable to equity shareholders of this company from discontinued operations amounted to HK$1,378.4 million, representing an increase of HK$911.5 million or 195.2%.

Subsidiary & Associated Companies

The Hong Kong and China Gas Company Limited

(38.55% owned by
Henderson Investment Limited)

Stock code: 0003. Website: www.towngas.com

Towngas China Company Limited

(43.90% owned by
The Hong Kong and China Gas Company Limited)

Stock code: 1083. Website: www.panva-gas.com

Background and Lines of Business

(I) *Hong Kong Core Businesses*

Founded in 1862, The Hong Kong and China Gas Company Limited was the first public utility in Hong Kong and today remains the sole supplier of piped gas in Hong Kong. Its core businesses comprise production and distribution of gas, marketing of gas and gas appliances, and comprehensive after-sales services. Hong Kong and China Gas serves over 1.6 million local customers spread throughout Hong Kong, Kowloon peninsula, some new towns in the New Territories, as well as North Lantau Island including the Hong Kong International Airport.

Hong Kong and China Gas continues to expand its gas network to cope with the public demand for clean and reliable supply of energy. The 24 km Eastern Transmission Pipeline will allow the eastern part of the New Territories to have a ring-feed system when it is completed in 2007. Similar work for the western New Territories also began in 2006. By the end of 2006, its town gas pipeline network in Hong Kong stood at around 3,236 km, covering 85% of Hong Kong's households.

In order to receive natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal, Hong Kong and China Gas has laid twin 34 km submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. Following the commissioning of both pipelines and natural gas receiving stations in Tai Po, natural gas and naphtha have been used as a dual feedstock mix for producing town gas since October 2006. The signing of a 25-year contract in 2003 by Hong Kong and China Gas has secured natural gas at a price currently lower than that of naphtha. Savings on fuel costs have been passed on to customers, thus enhancing the competitiveness of its business.


Guangdong LNG Terminal
Sheung Shui
Fanling
TAI PO PLANT
Yuen Long
Tin Shui Wai
Au Tau
Tuen Mun
Chuen Lung
Ma On Shan
Sai Kung
Tai Lam Kok
Tsuen Wan
Sha Tin
Tsing Yi
MTK PLANT
Ta Pang Po
Chek Lap Kok
Hong Kong International Theme Park
Kwun Tong
Tseung Kwan O
Tai Ho
Tung Chung
Wong Nai Chung
Chai Wan
Stanley
Existing areas of supply
Planned new areas of supply
Planned high pressure or intermediate pressure town gas pipelines
Under construction high pressure or intermediate pressure town gas pipelines
Completed high pressure town gas pipelines
Completed intermediate pressure town gas pipelines
Completed natural gas submarine pipeline from Guangdong LNG Terminal to Tai Po plant

Subsidiary & Associated Companies

Gas Projects

Guangdong Province
1 Panyu
2 Zhongshan
3 Dongyong
4 Jianke
5 Shenzhen
6 Shunde

Central China
7 Wuhan

Eastern China
8 Suzhou Industrial Park
9 Yixing
10 Taizhou
11 Changzhou
12 Nanjing

Gas Projects

Eastern China
13 Zhangjiagang
14 Wujiang
15 Xuzhou
16 Danyang
17 Tongxiang
18 Huzhou
19 Maanshan
20 Anqing
21 Jintan
22 Tongling
23 Yuhang

Gas Projects

Shandong Province
24 Jimo
25 Laoshan
26 Zibo
27 Longkou
28 Weifang
29 Jinan
30 Weihai
31 Taian

Northern China
32 Jilin
33 Beijing Economic-Technological Development Area
34 Yingkou

Northwestern China
35 Xi'an

Water Projects

8 Suzhou Industrial Park
14 Wujiang
36 Wuhu



(II) *Mainland China Businesses*

During the past decade, Hong Kong and China Gas has been actively developing piped city-gas businesses in mainland China. A significant milestone was reached in December 2006 when it agreed to acquire an approximately 43.97% equity stake in Towngas China Company Limited ("Towngas China", formerly known as Panva Gas Holdings Limited), a well-established mainland China piped city-gas operator, in exchange for interests in ten Hong Kong and China Gas's piped city-gas projects in Shandong and Anhui provinces. Hong Kong and China Gas group has subsequently appointed four executive directors, including the Chairman, to the board of directors of Towngas China. With the injection of Hong Kong and China Gas' management expertise, financial resources and technical skills, Towngas China will improve its operational competitiveness. With the ability to advance more rapidly in mainland markets where Towngas China's network is firmly entrenched, such as the southwest and northwest of China, Hong Kong and China Gas will also extend its reach within mainland China. On a combined basis, Hong Kong and China Gas and Towngas China have a total of 60 piped city-gas projects, spread across 11 provinces and an area of Beijing.

Having established a solid base, Hong Kong and China Gas is now expanding its scope of investments to include upstream natural gas and some other energy related businesses. Hong Kong and China Gas also operates water supply projects in Wujiang, Jiangsu province and in



The piped city-gas joint venture in Xian represents the most significant investment by Hong Kong and China Gas in Northwest China.

Subsidiary & Associated Companies



Hong Kong and China Gas's gas production plant in Tai Po

Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Diversification is rapidly transforming Hong Kong and China Gas group from its origins as a local company focused on a single business into a sizeable, nationwide, multi-business corporation.

(III) *Diversified Businesses*

Through its wholly-owned subsidiary, the ECO Energy Company Limited, Hong Kong and China Gas has diversified into various green businesses including Liquefied Petroleum Gas (LPG) vehicle filling stations and the utilization of landfill gas. To date, ECO is operating a total of five LPG filling stations, which are strategically located in Chai Wan, Mei Foo, Tuen Mun, West Kowloon and Wan Chai. ECO was also the first organization in Hong Kong to utilize landfill gas for commercial use. Construction of an on-site treatment facility and a 19 km pipeline connecting the North East New Territories landfill gas project to Tai Po gas production plant were both completed in 2006. With their full commissioning, landfill (methane) gas will be captured and processed, partially replacing naphtha as a fuel for town gas production. The reduced flaring-off of methane into the atmosphere brings improvements in air quality, while the reduced use of naphtha, which comes from the cracking of fossil fuel, will also save scarce natural resources.

In the mid-1990s, Hong Kong and China Gas entered the local property development business in Hong Kong, with the aim of realizing the potential of its land resources and maximizing returns to its shareholders by deploying its excess cash. In 1995, Hong Kong and China Gas took a 45% equity interest in the King's Park Hill development project, which was completed in early 2000 with a mixture of luxury houses and apartments. In 1996, it participated in the development of International Finance Centre, a landmark project in the heart of Hong Kong, and in which it currently held a 15.8% stake. Grand Promenade and Grand Waterfront, two successful luxury residential developments, were also co-developed by Hong Kong and China Gas and Henderson Land. It has a 50% interest in the Grand Promenade project at Sai Wan Ho, while for the Grand Waterfront at the former south plant site at Ma Tau Kok, it is entitled to 73% of the net sales proceeds of the residential portion, in addition to the full interest in the commercial and carpark portion.

Half-yearly Results

The unaudited profit after taxation attributable to shareholders of Hong Kong and China Gas for the six months ended 30 June 2007 amounted to HK$5,469.9 million, including a HK$2,235.7 million gain resulting from the acquisition of shares in Towngas

Subsidiary & Associated Companies

China by way of asset injection and a HK$1,270.4 million profit resulting from the sale of properties and revaluation surplus on an investment property.

(I) Gas business in Hong Kong

For the six months ended 30 June 2007, the 1.9% drop in the volume of residential gas sales was offset by 3.2% growth in the volume of commercial and industrial gas sales, leading to a slight increase of 0.2% in the total volume of gas sales in Hong Kong. As at 30 June 2007, the number of customers was 1,631,302, an increase of 24,461 from the end of June 2006.

(II) Business development in mainland China

Hong Kong and China Gas's mainland businesses are progressing well. Its first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province with commissioning expected by mid-2008. It also established its first joint venture for energy exploitation in early 2007 in Jilin province.

Following the acquisition of Towngas China as an associated company, its well-recognised and reputable brand name of "Towngas" in Chinese has been adopted by Hong Kong and China Gas for the mainland city-gas businesses.

Inclusive of Towngas China, Hong Kong and China Gas currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector.

(III) Environmentally-friendly energy business

The energy businesses run by ECO Energy Company Limited, which is wholly-owned by Hong Kong and China Gas, and its subsidiaries (together known as "ECO") are progressing well.

Revenue from ECO's dedicated LPG filling stations increased during the first half of 2007. ECO is now leveraging its expertise by developing environmentally-friendly energy businesses on the mainland. An experimental project involving the construction and operation of several compressed natural gas filling stations for heavy duty trucks is running in Shaanxi province.

ECO's landfill gas project is also progressing well and the North East New Territories landfill gas treatment facility was commissioned in early 2007. Treated landfill gas is being transported to Tai Po gas production plant via a 19 km pipeline to partially substitute naphtha as a fuel for town gas production.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 so as to supply aviation fuel directly to Hong Kong International Airport. The project is progressing as scheduled and is expected to be commissioned by 2010.

(IV) Property developments

For the six months ended 30 June 2007, HK$728.2 million was recognized as its share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, whilst its share of a revaluation surplus from International Finance Centre was HK$542.2 million. For the same period of last year, Hong Kong and China Gas's share of profits from its sales of properties was HK$117.7 million and its share of a revaluation surplus from this investment property was HK$588.2 million. Leasing for the 150,000-square feet commercial area at Grand Waterfront, a property development project located at the Ma Tau Kok south plant site, started in the second half of 2007.

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers in Hong Kong. Also, in mainland China, Hong Kong and China Gas will develop upstream, midstream, downstream and emerging energy markets at a faster rate and it is expected to have good prospects for its mainland businesses.



Grand Waterfront, To Kwa Wan, Hong Kong

Subsidiary & Associated Companies

Hong Kong Ferry (Holdings) Company Limited

(31.36% owned by
Henderson Land Development Company Limited)

Stock code: 0050 Website: www.hkf.com

Background and Lines of Business

After running a passenger ferry operation for over 80 years, Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry", formerly known as The Hongkong and Yaumati Ferry Company Limited) sold its passenger ferry business in January 2000, retaining five vessels to provide harbour cruise services and carriage of dangerous goods. It then changed its principal business to property development and investment in order to maximize the potential of its land resources.

To date two projects, Metro Harbour View at 8 Fuk Lee Street and MetroRegalia at 51 Tong Mi Road have been completed, generating income from both property sales and leasing. Metro Harbour Plaza, located at the podium of Metro Harbour View with a total retail area of about 250,000 square feet, is its flagship investment property.

Projects currently being developed are the planned residential-cum-commercial sites at 222 Tai Kok Tsui Road and 6 Cho Yuen Street. The former will provide a total gross floor area of approximately 320,000 square feet upon completion by late 2008, while the latter will provide a total gross floor area of approximately 165,000 square feet upon completion by early 2009.

In addition to dangerous goods carriage and harbour cruise services, Hong Kong Ferry's ancillary businesses include ship repair and maintenance services at its Tsing Yi shipyard. HYFCO Travel Agency Ltd, its group tour business arm, provides comprehensive travel services including local tours, China tours, overseas tours, ship and train ticketing, and hotel reservations. It also owns Silvermine Beach Hotel, a resort hotel with 129 rooms commanding breathtaking views of Silvermine Beach.

Half-yearly Results

The unaudited consolidated profit attributable to shareholders of Hong Kong Ferry for the six months ended 30 June 2007 amounted to HK$214.5 million, representing an increase of 76% over that for the same period last year. The sale of residential units of Metro Harbour View and MetroRegalia was the major



MetroRegalia, Tong Mi Road, Hong Kong

source of income for Hong Kong Ferry, whilst it also benefited from the increased returns from the rental income of the commercial property and securities investments.

During the period, Hong Kong Ferry recorded an operating profit of HK$41 million and HK$12.2 million respectively from the sale of 50 residential units of Metro Harbour View and 14 residential units of MetroRegalia. Consequently, approximately 30 residential units of Metro Harbour View and 45 residential units of MetroRegalia remain available for sale. On the property investment front, rental income from Metro Harbour Plaza amounted to HK$15.4 million for this six-month period and its leasing rate as at the end of June 2007 was 96% after taking into account the committed tenancies. Rental income from the shopping mall of MetroRegalia amounted to HK$415,000 with the occupancy rate at 36%.

Superstructure work has been substantially completed for the property development site at 222 Tai Kok Tsui Road. Interior works will commence by the end of 2007 and the project is scheduled for completion by late 2008. Construction for 6 Cho Yuen Street of Yau Tong also progressed well and is expected to be completed in early 2009.

During the period, the Ferry, Shipyard and Related Operations recorded a loss of HK$0.6 million, while the loss for the Travel and Hotel Operations had been reduced to HK$0.19 million.

Subsidiary & Associated Companies

Miramar Hotel and Investment Company, Limited

(44.21% owned by
Henderson Land Development Company Limited)

Stock code: 0071. Website: www.miramar-group.com

Background and Lines of Business

Celebrating 50 years of heritage since its incorporation in 1957, Miramar Hotel and Investment Company, Limited ("Miramar") has a strong reputation based on a tradition of quality and innovation. Miramar's flagship hotel in Hong Kong is the Hotel Miramar, which has 525 guest rooms and is located in the heart of the tourist and shopping areas of Tsim Sha Tsui in Kowloon. In mainland China, Miramar has a 25% stake in Nan Hai Hotel, the first five-star hotel in Shekou, a 30% interest in Shekou Haitao Hotel in Shenzhen, and a wholly-owned serviced apartment block, namely, Miramar Apartment, in Shanghai, all of which are managed by Miramar. On the strength of its quality services, Miramar has been contracted to provide hotel management services for other hotels and a serviced apartment.

Adjacent to the Hotel Miramar on Nathan Road are Miramar Shopping Centre and Miramar Tower, Miramar's premier investment properties with a total gross rentable area of over 1.0 million square feet. Following the completion of recent renovations and a realignment of the tenant mix, Miramar Shopping Centre now boasts brand-name retail outlets, upscale boutiques and superb restaurants. Miramar Tower, the office tower above the Miramar Shopping Centre, comprises 18 storeys of Grade A office space and is home to many renowned


ALEXANDRE

Miramar Shopping Centre and Miramar Tower, Tsim Sha Tsui, Hong Kong

Subsidiary & Associated Companies



Cuisine Cuisine, a stylish Chinese restaurant operated by the Miramar group

multinational companies. In Placer County, California of the United States, Miramar owns approximately 80 acres (290 lots) of residential land and 70 acres of commercial land for sale.

Miramar's food and beverage operations include two widely acclaimed and stylish twin restaurants, Cuisine Cuisine and Lumiere in International Finance Centre as well as Tsui Hang Village.

Miramar Express, with more than two decades of experience, is the official Hong Kong general agent for Crystal Cruises and the official Hong Kong sales agent for Oceania Cruises. This company handles commercial ticketing and also has a hire-car operation. The 53.85%-owned Miramar Travel, which was newly established in 2006, primarily looks after tour business under the leadership of an industry veteran.

Results for the Year Ended 31 March 2007

For the year ended 31 March 2007, Miramar's turnover was approximately HK$1,434 million. Excluding the contribution from its land-sales project in the US and the net increase in the fair value of its investment properties, the profit before tax generated from its core businesses was HK$404 million, an increase of 18% over the previous year. Profit attributable to shareholders was approximately HK$688 million (HK$1,169 million for the previous year).

Miramar owned and/or provided management services for eight hotels and serviced apartment complexes, whose aggregate turnover increased by 13% over the previous year and accounted for 34% of Miramar's total profit for the year. Its flagship, Hotel Miramar, maintained an occupancy rate at 90% with an increase of 17% in the average room rate. Beginning from August 2007 and running through to the middle of 2008, a large-scale renovation plan will be carried out in phases, transforming Hotel Miramar into an upscale business hotel with an atmosphere of stylish contemporary living.

Miramar's property business reported an 8% growth in turnover in relation to its Hong Kong and China property assets (i.e., excluding its US property activities) and contributed around 60% of the total profit for the company as a whole. A major contributor was its Miramar Shopping Centre, which was in the process of improving its rental return following the completion of renovations and a realignment of the tenant mix. Older leases drawn up during the property downturn expired during the year and were replaced with new ones reflecting current market values. Benefiting from the improved economic climate, Miramar Tower (the office tower

Subsidiary & Associated Companies

above the Miramar Shopping Centre) maintained an occupancy rate of around 90% with the rental increment achieved on new and renewed leases at around 70%. As the US property market slowed considerably during the year, Miramar's overseas land-sales project in Placer County, California was placed on hold, with no transactions recorded during the year. Consequently, 80 acres (290 lots) of residential land and 70 acres of commercial land remain available for sale there.

During the year, Miramar reengineered some aspects of its established food and beverage operations, moving into new areas that would generate greater public interest and patronage. Its initiatives to build up the high-performing restaurant duo Cuisine Cuisine and Lumiere were successful, while efficient cost controls enabled other less high-profile Miramar outlets to accomplish returns in line with expenditure. As a result of these initiatives, aggregate turnover of its continuing food and beverage outlets over the year rose by around 8% despite keen competition.

As part of the restructuring of its travel business, successful travel professionals were recruited from within the industry and various new initiatives were launched. Miramar Travel, created in 2006, succeeded in boosting the customer numbers for its tour business by adding a number of new package tours and itineraries. Miramar Express, now responsible for commercial ticketing, car hires and cruise business, achieved a satisfactory performance as a result of its keen marketing efforts to the government and commercial sectors. Turnover for the travel business grew by 44% over the previous year with a significant shift back towards profitability.

The MTR Corporation's recently announced plans to build a pedestrian subway linking the Tsim Sha Tsui MTR Station with the Hotel Miramar, the Miramar Shopping Centre and their direct neighbour was a major coup for Miramar. The new direct link will help to merge Miramar's adjacent properties in a way that will enable the different components to fully complement each other, creating a truly mixed-use environment that will enhance returns. The improved accessibility to tourists and shoppers will also serve to position the Miramar site as a unique and prominent Tsim Sha Tsui landmark.

With its approach focused on continuous modernisation, expansion and a readiness to explore new and exciting possibilities, the outlook for Miramar is positive.

Lot 688, Nanjing Road West, Shanghai

Buildings for Tomorrow's Communities



The key to a successful physical environment is the human element. Ideal architectural and urban form is not simply the result of established styles, it is a combination of function, of optimum structures, that address the needs of society and inspire all who enter or pass by.

Paul Norikata Tange
President / Principal Architect
Tange Associates

Land Bank

2007 Highlights

- The Group's share of land area increased from last year's 14.5 million to 36.7 million square feet in ten high-growth mainland cities, providing total developable gross floor area of 101.5 million square feet
- Encouraging response received for the sale of Hengli Wanpan, a residential development in Guangzhou
- Investment property portfolio is set to grow with a balanced mix of usage

During the year, the Group made significant progress in its land acquisition programme in mainland China. By way of auction, strategic co-operation and acquisition, at the end of August 2007 the Group had a vast development landbank in mainland China with an attributable land area of approximately 36.69 million square feet, a substantial increase of 154% over the previous year, which will provide for the Group a total developable gross floor area of 101.5 million square feet. By adhering to stringent site selection criteria, all these newly added development sites are reasonably priced and of manageable size which will allow quicker return as they are all available for immediate development.

Property under development or held for future development

	Group's share of developable gross floor area* (million square feet)
Beijing	2.1
Shanghai	2.3
Guangzhou & Pearl River Delta	17.6
Changsha	9.5
Xuzhou	5.3
Xian	21.0
Shenyang	21.2
Chongqing	6.8
Suzhou	15.0
Yixing	0.7
Total:	**101.5**

* *Excluding the area for basements*

Land Bank

Usage of development land bank

	Developable gross floor area (million square feet)	Percentage
Residential	77.7	76.6
Commercial	11.4	11.2
Office	11.4	11.2
Others (including clubhouse, school and community facility)	1.0	1.0
Total:	**101.5**	**100%**

In a nutshell, the total land cost for the Group's site acquisitions in mainland China since 2006 was approximately RMB10,000 million, whilst the total investment for the property development projects involved would amount to RMB25,000 million. Apart from these existing projects, acquisition of another 50 million square feet of developable floor area is under negotiation, for which agreements have been reached. With the probable completion of the formalities for the land acquisition by the end of 2007, the Group's landbank in mainland China will increase to about 150 million square feet.

Land Bank in Mainland China


Heilongjiang
Jilin
Liaoning
Xinjiang
Nei Mongol
Beijing
Hebei
Ningxia
Shanxi
Shandong
Qinghai
Gansu
Shaanxi
Henan
Jiangsu
Anhui
Shanghai
Xizang
Hubei
Sichuan
Zhejiang
Chongqing
Hunan
Jiangxi
Fujian
Guizhou
Taiwan
Yunnan
Guangxi
Guangdong
Hainan

Land Bank

Highlights of Major Projects in Mainland China – Prime Cities


Beijing

Beijing

Project Name : World Financial Centre
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 2,100,000



Shanghai

Project Name : Lot 688 Nanjing West Road West
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 700,000

Project Name : 130-2 Tianmu Road West
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 400,000

Project Name : 147 Tianmu Road West
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 400,000

Project Name : Lot No. 155, Nanjing Road East
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 700,000



Guangzhou & Pearl River Delta

Project Name : Hengli Wanpan
Group's Interest : 80%
Approximate Attributable
Gross Floor Area (sq ft) : 1,700,000

Highlights of Major Projects in Mainland China – Second-tier Cities


Hunan

Changsha

Changsha, the capital city of Hunan province in Southcentral China, is rich in both agricultural products and natural resources. Changsha is one of China's most economically advanced cities and has attracted significant foreign investment. In 2006, the city became the first among its six provincial counterparts to host a Trade and Investment Expo designed to attract further inward investment by enterprises from overseas and from the coastal regions of the country.

Project Name : The Champion Arch
Group's Interest : 91%
Approximate Attributable
Gross Floor Area (sq ft) : 7,100,000

Project Name : Kaifu District
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 2,500,000

Land Bank

Highlights of Major Projects in Mainland China – Second-tier Cities


Jiangsu

Xuzhou

Xuzhou, a city in Northwestern Jiangsu province, is known for its convenient location as a transportation hub. The city has expressways and railway links connecting directly to the provinces of Henan and Shandong, the neighbouring port city of Lianyungang, as well as the economic hub Shanghai.

Project Name : Xuzhou New Town
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 5,200,000


Shaanxi

Xian

As the capital city of Shaanxi province, Xian has been a political and commercial centre for many dynasties. With an immense history, Xian is widely considered to be one of the four great ancient capitals of China. It is also renowned for being the eastern terminus of the Silk Road, the ancient transcontinental trading route. Xian is the largest industrial and trading centre in the mid-west and northwest regions of China. In recent years the city has been playing a key role in the mainland's West China development programme which is aimed at boosting the region's growth. Urban infrastructure projects, such as major subway development, are progressing steadily.

Project Name : Chan River
Group's Interest : 50%
Approximate Attributable
Gross Floor Area (sq ft) : 16,800,000

Project Name : Second Ring Road East
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 4,200,000


Liaoning

Shenyang

Shenyang is the capital city of Liaoning Province in Northeast China and is an important industrial centre. The city has a long history as a political, economic and cultural centre dating back to the Qing Dynasty, as it was the cradle for Manchu. Surrounded by abundant natural resources, Shenyang was one of the first Chinese cities to become industrialized. Since 2003, the mainland has adopted a policy to revitalize Northeast China which is resulting in Shenyang being transformed from a state planned industrial area into the region's foremost industrial powerhouse.

Project Name : Puhe New District Development
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 15,500,000

Project Name : Shenyang IFC
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 5,700,000

Land Bank

Highlights of Major Projects in Mainland China – Second-tier Cities


Chongqing

Chongqing

Chongqing is the largest and most populous of China's four provincial-level municipalities after Beijing, Shanghai and Tianjin, and the only one in the less densely populated western half of the country. In 2007, the city was chosen as one of only two cities to concertedly develop a progressive and cohesive balance between its urban and rural areas. These reforms should enable rural farmers and migrant workers to enjoy the same rights, public services and living conditions as urban residents do, and are expected to hasten the urbanization and industrialization of Chongqing.

Project Name : Nan'an District Riverside Development
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 4,100,000

Project Name : Erlang Pheonix Area
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 2,800,000


Jiangsu

Suzhou

Suzhou is a city on the lower reaches of the Yangtze River and on the shores of Lake Taihu in the province of Jiangsu, Eastern China. The city is a tourism hub, renowned for its historical and cultural heritage, as well as its natural beauty which has served to inspire many prominent figures including the renowned architect, I.M. Pei. Located in the heart of Yangtze River Delta approximately only 80 km from Shanghai, Suzhou is becoming increasingly attractive to investors with the offices of many multinational organisations now located there.

Project Name : Xiangcheng District
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 15,000,000


Jiangsu

Yixing

Yixing is a city in Jiangsu province and lies midway between Shanghai and Nanjing, the capital city of Jiangsu province. The city is famous for its purple clay and artistry in teaware, which have featured prominently in international tea culture for many centuries.

Project Name : Yicheng
Group's Interest : 100%
Approximate Attributable
Gross Floor Area (sq ft) : 700,000

Shenyang International Finance Centre

Icons for Future Generations



Urban sophistication does not have to come at a significant cost to the environment. Today's new architectural icons should serve to inspire and educate.

Li Chung Pei
Principal
Pei Partnership Architects

Progress of Major Development Projects


World Financial Centre, Chao Yang District, Beijing

Progress of Major Development Projects

World Financial Centre, Chao Yang District, Beijing (100% owned)

Sitting at the opposite side of the angular CCTV Building, World Financial Centre is poised to be another new icon for the bustling Central Business District of Beijing. Designed by Cesar Pelli as twin "crystal jewel boxes" with special effect of façade lighting on the exterior, these two 22-storey buildings are also equipped with state-of-the-art facilities and revitalizing green spaces, making them to be the International Grade A office complex in Beijing. Construction progressed well and this landmark project, with a total developable floor area of 2,700,000 square feet, is scheduled for completion in mid-2008, ahead of opening of 2008 Beijing Olympics. Financial institutions and certain multi-national corporations with regional headquarters in Beijing have been identified as its target tenants whose demanding requirements, such as dual-power supply and other supporting infrastructure for computerization and trading floor, have been fully incorporated in its design. Response for its pre-leasing has thus been encouraging.



Harnessing Technology

World Financial Centre, Beijing

The use of the latest 3D building information modeling (BIM) technology in the development of the World Financial Centre is an example of the Group's constant focus on best practice design and building techniques which help it to deliver the most demanding projects to client specifications on-schedule and to consistently high standards. In recognition of this effective use of BIM technology, Henderson Land recently received an award from Autodesk, the world leader in software for the design and construction industry.

Progress of Major Development Projects


147 Tianmu Road West, Zhabei District, Shanghai (artist impression)


130-2 Tianmu Road West, Zhabei District, Shanghai (artist impression)

Lot 688, Nanjing Road West, Jingan District, Shanghai (100% owned)

In the downtown of Jingan District, a site of some 110,000 square feet will be developed into a 22-storey office building over a two-level commercial podium, providing a total gross floor area of approximately 700,000 square feet, in addition to a 3-storey car park basement of 200,000 square feet. During the year, acquisition of its remaining 15% interest was completed allowing the Group to have full control over its development, which will be held as a long-term investment. Foundation work will commence in the fourth quarter of 2007 and the unique quartz-like façade designed by Kenzo Tange Associates of Japan will enable it to become a new landmark in the metropolitan of Shanghai upon completion by late 2009.

130-2 Tianmu Road West, Zhabei District, Shanghai (100% owned)

Located at the junction of two main roads in the Zhabei District with a panoramic view over Suzhou Creek, this site of approximately 62,141 square feet will be developed into a 22-storey office tower on top of a 3-storey shopping podium, offering a total developable gross floor area of approximately 500,000 square feet. Its convenient location with nearby railway and subway connections is expected to make it a trend-setting project upon completion in mid-2009. This property will also be held for rental purpose.

147 Tianmu Road West, Zhabei District, Shanghai (100% owned)

Located on a prime site of approximately 51,570 square feet next to the railway and subway stations, this 25-storey development comprises 340,000 square feet of high-grade office space and approximately 60,000 square feet of shopping area. There is also a 2-storey basement with a total of 160 car parking lots. Foundation work will commence by early 2008 and it will be held as a rental property upon completion by mid-2010.

Progress of Major Development Projects

Lot No. 155, Nanjing Road East, Huangpu District, Shanghai (100% owned)

Shortly after the end of the financial year, the Group completed the acquisition of a piece of land with a site area of approximately 107,306 square feet at Nanjing Road East, Huangpu District, Shanghai, at a consideration of about HK$1,356.7 million. Located right on pedestrian shopping avenue with close proximity to the Bund, this prime site will be developed into a 17-storey Grade A office building over five levels of commercial podium. Kenzo Tange Associates of Japan have been appointed as its façade designer and its unique curvilinear vertical architectural fins blend seamlessly with the vibrant city life of Shanghai. Offering a total developable gross floor area of approximately 1,000,000 square feet with the interchange point for two subway lines at its basement, this landmark building will be an attractive choice for tenants like multinational corporations and consultants when fully completed by late 2009, ahead of the opening of World Expo 2010 in Shanghai.



Lot No. 155, Nanjing Road East, Huangpu District, Shanghai (artist impression)

Hengli Wanpan, Fangcun District, Guangzhou (80% owned)

Hengli Wanpan was one of the most sought after residences in Guangzhou. Following the prompt sell out of both phases I and II of its residential development, the remaining phase III development was also greeted with overwhelming response from homebuyers with an average selling price exceeding RMB1,000 per square feet (equivalent to RMB11,000 per square metre), which was 30% higher than that for the previous two phases. The entire project, comprising nine residential towers of 33 to 34 storeys, a two-level commercial podium, two-level car park basement and a kindergarten, provides a total attributable gross floor area of approximately 1,700,000 square feet and is expected to be completed by early 2008.

The Champion Arch, Xingsha Town, Changsha (91% owned)

Covering a site area of about 2,600,000 square feet, this project offers a total gross floor area of approximately 7,800,000 square feet together with the basement area of about 1,400,000 square feet. Supported with essential community facilities and amenities, the project is a self-contained town in its own right, providing homes to over 4,000 families. With total land cost of about RMB198 million, the whole project will be completed in three phases. The first phase comprises low-rise, multi-storey and high-rise apartments with approximately 1,400,000 square feet of residential space, complemented by a clubhouse, a shopping arcade and a kindergarten. Construction for the first phase of development will commence by December 2007 and it is due for completion in mid 2009.



The Champion Arch, Xingsha Town, Changsha (master layout plan)

Progress of Major Development Projects

Project in Kaifu District, Changsha (100% owned)

In December 2006, the Group bought a piece of land of about 825,000 square feet in the Kaifu District of Changsha at RMB184 million, which will be developed into a residential project with a gross floor area of about 2,500,000 square feet. Adjacent to the Kaifu District Government Offices, the development is surrounded by greenery with a comprehensive transportation network.

Project in Xuzhou New Town, Xuzhou (100% owned)

A prime site of approximately 5,900,000 square feet in the new administration centre of Xuzhou, which will house all the major government departments by the end of 2007, will be developed into luxury residential apartments, with a number of commercial facilities. To capitalize on its close proximity to Dalong Lake, the tentative development plan calls for a water-themed design for this residential community project, with provisions of special water features which would be of great attraction for the inland city of Xuzhou. The whole project, with total land cost of about RMB541 million, will be developed in four phases providing a total gross floor area of 5,300,000 square feet. The first phase of its development, consisting of 1,400,000 square feet of gross floor area, will be put up for pre-sale by the third quarter of 2008 with the scheduled completion by mid 2009. From then on, gross floor area of 1,300,000 square feet would be completed for each of the following three years.

Project in Chan River, Xian (50% owned)

During the year, the Group formed a 50/50 joint venture with Temasek Holdings (Private) Limited of Singapore to jointly develop a riverside residential community over the east riverbank of Chan River, Xian, Shaanxi Province. The 15-million-square-foot site is located within the Chan Ba Ecological District, with the total land cost of about RMB1,720 million. Surrounded by the east third ring road and subway, which are both under construction, the development will have a total gross floor area of over 33,000,000 square feet, of which 90% is for residential use providing homes to 30,000 families. With the completion of site investigation, a master layout plan has been submitted to the Planning Bureau and the first phase of its development, which has a total gross floor area of approximately 1,200,000 square feet, is slated for pre-sale as early as September 2008 and will be completed in late 2009. The entire project is due for completion by 2013.



Project in Chan River, Xian (artist impression)



New Layers in Time
Project in Chan River, Xian

The Group's mixed-use development in Xian is the largest development ever approved by the Xian City Government. As a city-within-a-city concept, the development will provide 30,000 new homes and is characterised by abundant open space in a riverside setting. The design complements existing heritage landmarks and mirrors the traditional Chinese courtyard system to create a peaceful community environment. Art pieces and a cultural centre will be integrated into the development together with facilities such as a school, hospital and retail precinct which will all contribute to the rapidly developing local tourism market.

Progress of Major Development Projects

Project in Second Ring Road East, Xian (100% owned)

In April 2007, the Group won the bid for a parcel of land of about 1,200,000 square feet in Second Ring Road East, Xian at a consideration of about RMB430 million. Just 5-minute drive from the city centre with access to the planned subway system, the site will be developed into apartment towers of 22 to 28 storeys providing homes to 2,000 families, together with the provision of commercial facilities. Developed in one phase, the entire project will provide a total gross floor area of 4,200,000 square feet upon completion by the end of 2009. Construction is scheduled to commence in early 2008 and pre-sale will begin in the second half of 2008.

Puhe New District Development, Shenyang (100% owned)

In December 2006, the Group acquired a land lot of about 3,600,000 square feet in Puhe New District at over RMB190 million. Subsequently, its adjacent site with an area of 4.22 million square feet was also acquired at RMB552 million, offering an additional gross floor area of 10,100,000 square feet. The enlarged site, with a small river flowing along the boundary and a hill at the back, is earmarked for residential and commercial development with a total gross floor area of about 15,500,000 square feet. Planning and design will commence shortly and it is tentatively planned that the land fronting the river of Puhe will have a low density development of town houses and low rise apartments, whereas the remaining parts of the site will have a rhythmic grouping of residential towers.

Shenyang International Finance Centre, Shenyang (100% owned)

The Group has acquired two prime sites in the downtown of Shenyang Finance and Trade Development Zone totalling 500,000 square feet at an aggregate land cost of RMB616 million. The sites will be developed into the Shenyang International Finance Centre, which will set a new paradigm for high-end multi-use complex in northeast China. Commanding a pivotal location with easy access to both railway and subway stations, the project comprises three mega towers for offices, serviced apartments and a hotel resting on a four-level retail podium. They altogether provide a total gross floor area of 5,700,000 square feet. Pei Partnership Architects, an international accredited firm closely associated with the world-renowned architect, I.M. Pei, has been appointed as the design architect for its 89-storey landmark tower, which will become the tallest building in this city. For the rest of this project, the master layout will be designed by another world-class architectural practice, Aedas Architects. Foundation works are expected to commence in mid 2008.







Shenyang International Finance Centre, Shenyang (artist impression)

Progress of Major Development Projects



Project in Erlang Phoenix Area, Chongqing (artist impression)

Nan'an District Riverside Development, Chongqing (100% owned)

During the year, the Group acquired a parcel of land of approximately 1,100,000 square feet in Nan'an District, Chongqing at about RMB310 million. Facing Yangtze River with a scenic green park of approximately 790,000 square feet in the close proximity, this site has a neighbourhood similar to Coal Harbour, an upscale high-rise condominium district in Vancouver, Canada. As such, it is earmarked for a luxury riverside residential development, which is complemented by shopping centre, kindergarten and clubhouse facilities. The whole project, with a total gross floor area of around 4,000,000 square feet, will be developed in three phases. Site works for Phase I development, which provides a total gross floor area of about 1,500,000 square feet, will kick off by the third quarter of 2008 with the scheduled completion by the second quarter of 2010.

Project in Erlang Phoenix Area, Chongqing (100% owned)

A land lot of over 900,000 square feet in Erlang Phoenix Area of Chongqing, just off the Chengdu-Chongqing Expressway, was bought for RMB157 million. Surrounded by scenic attractions such as Caiyun Lake and Taohua Brook, this residential project, complemented by business apartments, clubhouse, kindergarten and shopping facilities, will be constructed in three phases and they altogether will provide a total gross floor area of around 2,800,000 square feet. Site works for Phase I development will start by the third quarter of 2008, offering total gross floor area of about 480,000 square feet upon its completion by early 2010.

Progress of Major Development Projects



Project in an island of Yicheng, Yixing (artist impression)

Project in Xiangcheng District, Suzhou (100% owned)

During the year, the Group won the bid for a parcel of land of about 3,200,000 square feet in Xiangcheng District, Suzhou at a consideration of about RMB865 million. To capitalize on the scenic environment of Suzhou, the initial development plan called for a water-themed design with a mixture of villas, resorts and apartment towers. The whole project, which provides a total gross floor area of about 6,800,000 square feet, will be completed in four phases. Site work for Phase I development, which offers a total gross floor area of about 1,700,000 square feet, will commence by the fourth quarter of 2008 and it is due for completion by the second quarter of 2010.

To allow efficient use of the land resources, its adjacent commercial land lot of 1,200,000 square feet was also added to the Group's land bank in July 2007 at a consideration of RMB669 million. Easily accessible by various trunk roads and railway systems, which are either under construction or planning, this commercial property development with the planned gross floor area of 8,200,000 square feet is poised to be a landmark in the region as there is no such similar project nearby. Detailed planning and design will commence shortly.

Project in an island of Yicheng, Yixing (100% owned)

Shortly after the end of the financial year, a land lot of about 400,000 square feet at the central Yixing was bought for RMB158 million. Located in an island in the city centre, the site will be developed into luxury residences with low and high-rise apartments of total gross floor area of about 700,000 square feet.



Project in Xiangcheng District, Suzhou (artist impression)

Progress of Major Development Projects

Expected Completion schedule

Project name and location	Group's share of developable gross floor area (million square feet)*
For the year ending 30 June 2008	
World Financial Centre, Chao Yang District Beijing	2.1
Hengli Wanpan, Fangcun District, Guangzhou	1.7
	3.8
For the year ending 30 June 2009	
Phase 1, The Champion Arch, Xingsha Town, Changsha	1.3
Phase 1, Project in Xuzhou New Town, Xuzhou	1.4
	2.7
For the year ending 30 June 2010	
Lot 688, Nanjing Road West, Jingan District, Shanghai	0.7
130-2 Tianmu Road West, Zhabei District, Shanghai	0.4
147 Tianmu Road West, Zhabei District, Shanghai	0.4
Lot 155, Nanjing Road East, Huangpu District, Shanghai	0.7
Phase 1, Chan River, Xian	1.2
Project in Second Ring Road East, Xian	4.2
Phase 1, Nan'an District Riverside Development, Chongqing	1.5
Phase 1, Project in Erlang Phoenix Area, Chongqing	0.5
Phase 1, Project in Xiangcheng District, Suzhou	1.7
	11.3

* *Excluding the area for basement*

The Group currently has two dedicated project management teams in charge of both Hong Kong and mainland China projects. From the landmark office tower of International Financial Centre to the metropolitan luxury apartment of the Grand Promenade, they have proven and wide embracing experience in building the finest, whereas more professionals have been recently drawn to further strengthen the teams. In order to enable them to better manage the development projects spanning the whole country, the Group has set up a mainland China head office in Shenzhen, which is just next to its headquarters in Hong Kong and is readily accessible by all local staff in mainland China. By combining the well-experienced Hong Kong project team with promising local professionals, the new office will offer the best international practice in conjunction with home-grown talent, thereby ensuring that all of the Group's mainland projects fulfil the market needs. Looking ahead, further regional offices will be established to support the Group's rapid business expansion in mainland China.

The overwhelming success of the pre-sale of Hengli Wanpan is a very clear vote of confidence by mainland homebuyers in the Henderson Land brand name. In order to consistently deliver quality of the highest standard to mainland customers, the Group intends to set up its own construction company in China. With a full in-house capability spanning all aspects of construction, the Group will be well placed to ensure quality standards are consistently high in all future projects.

Major Investment Properties

During the year, rental properties in mainland China generated a total gross rental income of HK$192.9 million, an increase of HK$114.3 million over the previous year. With the gradual completion of some of the above investment properties, which comprise mainly Grade-A office space, rental income is set to increase significantly during the years to come. The property investment business will complement the property development business and will become a major source of steady income in mainland China.

In order to better manage its property portfolio, in August 2007 the Group increased its stakes in some of the rental properties, which comprise commercial podia and car park basements:

Major Completed Mainland Investment Properties

Project name and location	Group's interest (%)	Group's share of developable gross floor area (million square feet)
Commercial Podium & Car Parks		
Henderson Centre, Beijing	100	1.1
Skycity, Shanghai	75	0.3
Hengbao Plaza, Guangzhou	100	1.0
	Sub-total:	2.4
Office		
Office Tower II, Grand Gateway, Shanghai	100	0.7
	Sub-total:	0.7
	Total:	**3.1**

Major Investment Properties


Henderson Centre, Beijing


Shanghai Skycity, Zhabei District, Shanghai

Status of Major Completed Mainland Investment Properties

Henderson Centre, Beijing (100% owned)

Beijing Henderson Centre was completed in 1997. In order to offer a refreshing retail experience for shoppers and to promote sale for tenants, the atrium of its shopping mall has been undergoing a major renovation since March 2007. When completed in September 2007, the renovation will reinforce the mall's position as a shopping, dining and entertainment focus for both tourists and local residents. Acquisition of its remaining 25% interest was completed in August 2007, allowing the Group to benefit in full from this major revamp.

Shanghai Skycity (75% owned)

Commanding a prime location in Zhabei District in close proximity to the main Shanghai railway station and two metro stations, Skycity has become a popular location for mainland enterprises and retailers since its completion in 1997. This project, which comprises a four-storey commercial podium and 272 basement car parking spaces, was basically fully let as at the end of the year. With its stake increased from 37.5% to 75%, the Group has become the controlling shareholder for this quality project since August 2007.

Hengbao Plaza, Guangzhou (100% owned)

Located right above the subway station, Hengbao Plaza emerges as the focal point in the district, drawing huge pedestrian traffic from the neighbouring residential development. Driven by the improved economy in Guangzhou, its occupancy rate was close to 80% as at June 2007 with many large-scale retailers as its anchor tenants.

Major Investment Properties



Office Tower II, The Grand Gateway, Shanghai

Office Tower II, The Grand Gateway, Shanghai (100% owned)

Right above the subway station at the heart of the Xujiahui District, there stands a landmark building, the Office Tower II of the Grand Gateway. Designed by Callison, one of the top architectural firms in the world, it rises up to a height of 230 meters with a total of 50 floors upon completion in late 2005. Many multinational companies such as Microsoft, Adidas and TESCO have been drawn as its tenants and its occupancy rate stayed high at 98% at the financial year end.

Joint-Venture Development in Macau

In April 2005, the Group entered into an agreement to jointly develop a waterfront site of approximately 1.45 million square feet of land area in Macau. The site's total gross floor area has yet to be finalized as it is still under application for land-use conversion.

Human Resources


Graduates of the Group's Supervisory Management Programme


The Group's computer software application training programme aims to enhance executives' computer literacy and improve their productivity

Our human resources are the most valuable and fundamental assets of the Group. The Group is committed to enhancing the skills of its staff as well as encouraging them to maintain a solid work-life balance. As at 30 June 2007, the Group had approximately 7,200 full-time employees. To cope with corporate development and the differing workplace needs of its staff, the Group regularly designs and deploys new training courses to ensure best practice and improve personal performance. The Group's culture is founded on inclusivity. Internal communications and teamwork are essential to its business and the Group regularly conducts internal activities for staff of all levels.

Staff Training and Development

The Group places great emphasis on the personal development of its staff and is committed to enhancing their expertise while encouraging them to broaden their knowledge and professional outlook. 57 internal training programmes and seminars were held for Head Office staff during the year covering topics such as management skills, team spirit, Putonghua and English conversation, computer software applications and China Business. These programmes accounted for a total of 1,254 trainee days attracting 1,412 staff participants. The Group's subsidiaries also organized various training activities for their staff. In addition to in-house training programmes, the Group also supported employees who wished to undertake external courses to improve their professional knowledge and skills by providing them with an educational subsidy. For staff wishing to undertake personal development at their own pace and in their own time, the Group established an e-Learning network.

Training of Management and Supervisory Personnel

The ongoing training of management and supervisory executives is particularly important to the Group's long-term development. The Group strives to improve management and supervision skills through training, by providing them with the latest economic and managerial information and developing their commercial knowledge and professional management skills. A range of management development and supervisory management programmes was organized covering areas such as leadership, time management, customer service, negotiation and presentation skills, project management and crisis management. These programmes delivered a consistent level of relevant knowledge and techniques through lectures, group discussions, case studies and games.

Teamwork and Inclusivity

The Group values team spirit and promotes teamwork. New employees are quickly integrated into the business with help from their colleagues through a regular monthly orientation programme that quickly adapts them to their new working environment. The Group also holds team spirit workshops which place staff from different departments together to focus on teamwork and apply it to their daily roles.

Enhancing Professional Knowledge and Skills

In order to enhance the professional knowledge and skills of its staff, the Group also actively allocates resources into training programmes on a wide range of topics ranging from computer software applications, to English communication skills and mortgage loans.

Human Resources



Keynote Seminars on Chinese Business provide an in-depth understanding about the current mainland business environment



Group Directors and Managers join in a toast at the 2006 Master Lu Ban Festival Dinner

Closely Following Mainland Business Dynamics

As the economy of mainland China has continued to develop rapidly over recent years, so too has the Group played a greater and more geographically diverse role in the market. To enable staff with China responsibilities to conduct their activities more efficiently, the Group provides a series of training courses and seminars.

Communication in Putonghua

In addition to consolidating executives' basic Putonghua skills through regular Putonghua *pinyin* and *zhengyin* courses, the Group also provides Putonghua business conversation courses which are aimed at improving their conversation skills in the workplace.

Keynote Seminar on China Business

The Group organized a series of Keynote Seminars on China Business. These discussed key aspects of mainland China such as its economic development, taxation system, property market and stock market. Each seminar was designed to elaborate on the latest trends and market information about the mainland.

Employee Relationship

Communicate and Care among each other

Besides regular training courses to develop the personal potential of all staff, the Group also emphasizes employee relationships and strives to enhance internal communication, promoting team spirit and inclusivity through various recreational activities and sports. Appreciation for staff and their family members was demonstrated by Group-sponsored activities such as an annual picnic, which is always enjoyed by a large number of employees and their families. The Group also offers regular interest courses to support a healthy work-life balance for all staff.

The Group's commitment to teambuilding and ensuring that staff have a strong sense of belonging is often manifested in activities that occur outside the workplace. During the year, the Group's annual tennis tournament and bowling championship attracted more than 100 staff to demonstrate their ball skills while enjoying the camaraderie and friendly competitiveness of these events.

Sharing and Celebrating Success

Annual events such as Master Lu Ban Festival Dinner and the Christmas party are organized to recognize the hard work and contributions of employees in the Group's success. They provide a chance for celebration, reflection and for looking to the future.

Volunteer Service

Dedication to the Community

The Group's established CSR programmes provide wide-ranging initiatives that support the community. Group personnel actively participate by offering care to the under-privileged and people in need.

In June 2007, two teams comprising Group personnel participated in the *Towngas Rice Dumplings for the Community event*, a charitable campaign co-sponsored by Hong Kong and China Gas Company Limited and the Community Chest. Besides fund raising for the Community Chest, the event broke a Guinness World Record, demonstrating the Group's support to its associated companies.



Henderson Land volunteers visit the Tung Wah Group Hospitals Jockey Club Tsin Kan Centre

Compromise and Constancy





Modern urban development is about compromise, about the new blending with - not replacing - the old. The Group's enhancement programme as part of its CentreStage development has proved that modernised streetscapes can help to sustain important city heritage areas.

Alan Macdonald
Director (Planning and Urban Design)
Urbis Limited

Corporate Social Responsibility

Corporate Social Responsibility ("CSR") is very important to the Group's business and lies at the heart of its strong economic, social and environmental principles. The Group strives to deliver high quality properties with designs that are increasingly sustainable and business practices that are transparent and responsible. We aim to minimise the environmental impacts of our development activities and create vibrant and thriving communities. During the year, the Group continued to work in partnership with community bodies, consumers and other stakeholders for this purpose.

The Group committed itself to several large-scale, territory-wide events during the year including the 10th Anniversary Reunification Cup, the International Chinese New Year Night Parade and the 2009 East Asian Games. These commitments not only help bring world-class sports and cultural events to the local community, but also help showcase Hong Kong's vibrant spirit to the world.

The HKSAR 10th Anniversary Reunification Cup, a major soccer event, of which the Lee Shau Kee Foundation was the Title Sponsor, was held on 1 July 2007 for the participation and enjoyment of the community at large. The event was a highlight of the many celebratory programmes staged in Hong Kong to mark the 10th anniversary of the establishment of the Hong Kong SAR. Some 40,000 spectators including underprivileged families, people with disabilities, students and senior citizens, enjoyed three soccer matches of a very high standard, including one played between Bayern Munich of Germany and Sao Paulo of Brazil, and one played between the China National Team and FIFA World Stars. The event was televised in Hong Kong and over 80 other countries.

In its endeavour to support the Reunification Cup, the Group launched a series of promotional programmes in its shopping malls. These included a two-day charity fund-raising event, a World Soccer Stars carnival, and a live broadcast fiesta. These activities raised thousands of dollars in donations for the Community Chest. Through these in-mall programmes and via the Group's associate and subsidiary companies, more than 16,000 free tickets for the 10th Anniversary Reunification Cup were given to the public, with a particular focus on disadvantaged groups, young children and various charitable bodies and organizations.



The HKSAR 10th Anniversary Reunification Cup

The Group also sponsored the 2007 International Chinese New Year Night Parade organized by the Hong Kong Tourism Board. The stunning Night Parade on 18 February 2007 attracted more than 200,000 spectators including Hong Kong citizens and tourists. Joining the many other participants from around the world, the Group participated with a shimmering float in the shape of an enchanting imperial crown replicating the Group's luxurious residential development, The Beverly Hills.

The 2009 East Asian Games is a large-scale international sports event that will be held for the first time in Hong Kong. As a core part of its ongoing CSR commitments, the Group has agreed to be a Diamond Partner of the Games. In addition to providing HK$5 million in financial sponsorship, the Group will also support the marketing and promotional activities for the Games. While the public will be able to enjoy a series of world-class sports events,


Hong Kong 2009 East Asian Games
Be the Legend
Canon
HENDERSON LAND GROUP

2009 East Asian Games Diamond Partners Signing Ceremony

Corporate Social Responsibility

the Games also present great business opportunities for the Group, as a sponsor, to capitalize on the extensive international promotional and publicity campaigns that will run until early 2010.

The Group embraces new technologies and best practice to enhance efficiency, improve quality, and minimize the wastage and negative impact of its operations. This not only applies to the development and construction aspects of its operations, but also to the day-to-day activities of its offices.

In May 2007, the Group initiated a paper-saving campaign to encourage its shareholders to reduce their consumption of printed communication material. For every shareholder who switched from paper to electronic corporate communications, the Group pledged to sponsor the planting of one tree in Hong Kong and its maintenance for three years. For shareholders who did not opt for electronic corporate communications and did not specify a preference for bi-lingual material, the Group will arrange to send future corporate communications in either Chinese or English language only. The Group anticipates that about one million sheets of A4 paper will be saved annually as a result of this initiative.

To continue this initiative, the Group joined the Corporate Afforestation Scheme organized by the Agriculture, Fisheries and Conservation Department. Under the Scheme, the Group partnered with Friends of the Earth (HK) and reestablished two-hectares of woodland at Ma On Kong, Tai Lam Country Park, restoring greenery to terrain that had been destroyed by hill fires.

In order to help promote environmental education, the Group continued to support Green Power in various ways. Again this year, the Group was the Title Sponsor of the annual fund-raising Green Power Hike in Hong Kong, which was held in February 2007. Led by the Group's senior management, a strong 100-member Henderson Land Team participated in the Hike. As an additional initiative to support Green Power's efforts in promoting environmental education to kindergartens, the Group sponsored the production of a "Hong Kong Microcosm" poster, which served as a useful education aid for teachers to guide children through the insect world.

The Group always pursues initiatives that contribute to the community through direct and indirect channels, with a focus on extending care to people who are underprivileged or in need. In the area of education, the Group continued to sponsor Summerbridge Hong Kong in its move to change its tuition-free, summer enrichment programme to a year-round after-school English educational support programme. The expanded programme enables more financially disadvantaged students in Hong Kong to develop English proficiency and leadership skills. In addition to financial support, a senior member of the Group joined the Board of Summerbridge Hong Kong, to provide advice on the programme's future development.

In the arts and culture, the Group committed itself to sponsor the Shatin Festival 2006/2007, which ran from November 2006 for seven months. Held once every four years, the Festival comprises a series of art, cultural, sports and recreation programmes, aimed at enhancing the wellbeing of Shatin residents as well as attracting visitors to the district.

In the area of heritage appreciation and education, the Group supported the "Journey to the History of Victoria Prison" organized by the Central and Western District Council. Held in January 2007, the week long Open Day programme comprised guided tours, cultural performances and arts activities, enabling the public and students to better appreciate the history of Victoria Prison in the context of Hong Kong's development over the years.



14th Green Power Hike



Corporate Afforestation Scheme

Corporate Social Responsibility


HENDERSON LAND GROUP
信報
香港經濟峰會2007
HSBC
Hong Kong Economic Summit 2007

To provide support and care to patients and families facing a life threatening illness, the Group became Gold Sponsor of the Colliers International Treasure Our Life Walkathon 2006, which was organized by the Comfort Care Concern Group. All funds raised from the walkathon were used for running an education campaign.

In its ongoing commitment to raise industry standards and promote economic growth through the sharing of best practice, technical knowledge and experience, the Group extended its support to several international property-related conferences and a high level Hong Kong business forum during this fiscal year.

The Group provided one of its properties as a venue for staging the Hong Kong Economic Summit 2007, Hong Kong's most influential opinion platform, at which the keynote speaker was the Chief Executive of the Hong Kong Special Administrative Region, the Honourable Donald Tsang Yam-Kuen, GBM, KBE, JP. He was joined by other political and business leaders, economists and financial professionals who gathered to exchange views and share their vision for the territory's economic outlook. The annual event, with this year's theme as "Roadmap to Hong Kong Success" was jointly organized by two of Hong Kong's leading financial media organizations, MetroFinance and the Hong Kong Economic Journal, and co-organized by Hong Kong Exchanges and Clearing. In addition to its role as Venue Sponsor, a senior executive from the Group also joined the Summit as a panel speaker, sharing his views on the outlook of the property industry, which remains a core economic component of the local economy.

The international property-related conferences sponsored by the Group during the year were "When Creative Industries Crossover with Cities," jointly organized by the Hong Kong Institute of Planners and the Urban Planning Society of China; the Construction Industry Institute Conference 2006; and "20 Years in Retrospect: The Prospects" organized by the Hong Kong Institute of Surveyors.

The Group's CSR initiatives were mirrored by its associate companies including Hong Kong and China Gas, Hong Kong Ferry and Miramar, and its property management subsidiaries Goodwill, Wellborn and Hang Yick. All of these companies were again named by the Hong Kong Council of Social Service in their "Caring Company" award scheme.

Well Born and Hang Yick established a series of CSR initiatives including the launch of "The Year of Safety" which aimed to raise stakeholders' awareness in occupational safety. The opening ceremony for this programme was officiated by Secretary for Labour and Welfare, Mr. Cheung Kin-chung, J.P., in the presence of numerous social and political leaders.

During the year Well Born was, for the second consecutive year, awarded the "Outstanding Partnership Award" by the Social Welfare Department for its employment of people with disabilities. Well Born was the first property management company to outsource its one-stop household and clubhouse catering services to social enterprises in 2003, with the aim of helping disadvantaged people to re-enter the job market.

Well Born and Hang Yick continue to encourage their staff to participate in voluntary work and utilize their professional knowledge to support the community. The two companies received the "Highest Voluntary Service Hours Award" and the "Certificate of Merit in Voluntary Service Hours Award" respectively from the Social Welfare Department for a third time in recognition of their long-term commitment to community service.


Caring Company Scheme 2006/07 Recognition Ceremony

Financial Review

Management discussion and analysis

Results of operations

The following discussions should be read in conjunction with the Company's consolidated accounts for the year ended 30 June 2007.

Turnover and profit

	Turnover		Contribution from operations	
	Year ended 30 June 2007 HK$ million	Year ended 30 June 2006 HK$ million	**Year ended 30 June 2007 HK$ million**	Year ended 30 June 2006 HK$ million
Business segments				
— Property development	**4,658.3**	2,708.6	**1,564.7**	1,354.1
— Property leasing	**2,483.9**	2,261.0	**1,592.6**	1,370.6
— Finance	**94.3**	114.6	**82.2**	115.0
— Construction	**101.1**	856.4	**11.7**	1.3
— Infrastructure	**188.7**	136.4	**130.7**	81.8
— Hotel operation	**132.8**	134.5	**41.6**	48.2
— Other businesses	**696.8**	561.5	**130.4**	72.9
	8,355.9	6,773.0	**3,553.9**	3,043.9

	Year ended 30 June 2007 HK$ million	Year ended 30 June 2006 HK$ million
Profit attributable to equity shareholders of the Company		
— including changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**9,817.7**	13,548.7
— excluding changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**5,882.8**	5,268.2
Earnings per share		
— including changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**HK$5.19**	HK$7.47
— excluding changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**HK$3.11**	HK$2.90

Financial Review

The Group recorded a growth in the turnover for the financial year of HK$1,582.9 million, or 23.4%, to HK$8,355.9 million (2006: HK$6,773.0 million). The growth was contributed mainly by the property development business segment which benefited from the positive performance of the Hong Kong property market during the financial year.

Profit contribution from business segments for the financial year amounted to HK$3,553.9 million (2006: HK$3,043.9 million), representing an increase of HK$510.0 million, or 16.8%, from the previous financial year, which was mainly contributed by the property development, property leasing and infrastructure business segments.

Profit attributable to equity shareholders of the Company for the financial year, including changes in fair value of investment properties held by the Group, its associates and jointly controlled entities, amounted to HK$9,817.7 million (2006: HK$13,548.7 million), representing a decrease of HK$3,731.0 million, or 27.5%, from the previous financial year. Earnings per share for the financial year were HK$5.19 (2006: HK$7.47). The decrease in profit attributable to equity shareholders of the Company for the financial year was due to higher revaluation gains (after deferred taxation and minority interests) recognised in the previous financial year in respect of the investment properties held by the Group, its associates and jointly controlled entities, by HK$4,345.6 million when compared with the corresponding revaluation gains (after deferred taxation and minority interests) for the financial year.

Excluding changes in fair value of investment properties held by the Group, its associates and jointly controlled entities, the underlying profit for the financial year amounted to HK$5,882.8 million (2006: HK$5,268.2 million), representing an increase of HK$614.6 million, or 11.7%, from the previous financial year. Based on such underlying profits, earnings per share for the financial year were HK$3.11 (2006: HK$2.90).

Included in the results for the financial year was total non-recurrent income of HK$938.0 million made up of the excess, amounting to HK$352.4 million, of the fair values of net assets comprised in the companies acquired from Henderson Investment Limited during the financial year over the consideration paid, and the Company's share of gain of HK$585.6 million arising from the disposal of 10 piped-city gas projects by an associate. Similarly, net non-recurrent income of HK$1,395.5 million was recorded in the previous financial year made up of a net gain of HK$650.7 million resulting from the privatisation of two listed subsidiaries, a deemed profit of HK$829.6 million on placement of Henderson Investment Limited shares, and project tender cost written off amounting to HK$84.8 million. After excluding such non-recurrent income, the adjusted underlying profit for the financial year was HK$4,944.8 million, representing an increase of HK$1,072.1 million or 27.7% over that for the previous financial year. Based on the adjusted underlying profit, the earnings per share were HK$2.61 (2006: HK$2.13), or an increase of 22.5%.

Detailed discussions on major business segments are set out below.

Property development

Revenue from property development for the financial year amounted to HK$4,658.3 million (2006: HK$2,708.6 million), representing an increase of HK$1,949.7 million, or 72.0%, from the previous financial year. This was mainly attributable to the sales of various property development projects launched during the financial year, including Grand Waterfront, The Sherwood and CentrePlace. Accordingly, profit contribution reached HK$1,564.7 million (2006: HK$1,354.1 million), representing an increase of HK$210.6 million, or 15.6%, compared with the previous financial year.

Property leasing

Revenue from property leasing for the financial year amounted to HK$2,483.9 million (2006: HK$2,261.0 million), representing an increase of HK$222.9 million, or 9.9%, from the previous financial year. The growth was mainly attributable to the increase in (i) the occupancy rates and average rental rates of certain investment properties in mainland China and (ii) the average rental rates for new leases and renewals for investment properties in Hong Kong during the financial year. Profit contribution from property leasing for the financial year amounted to HK$1,592.6 million (2006: HK$1,370.6 million), representing an increase of HK$222.0 million, or 16.2%, from the previous financial year.

Taking into account the Group's share of leasing revenue from investment properties owned by subsidiaries and jointly controlled entities, revenue from property leasing increased to HK$3,148.2 million (2006: HK$2,730.0 million), representing an increase of HK$418.2 million, or 15.3%, from the previous financial year. Further discussions on the results of jointly controlled entities are set out in the following sections.

Financial Review

Finance

Revenue from the provision of property mortgage loans and loan to jointly controlled entities for the financial year amounted to HK$94.3 million (2006: HK$114.6 million), representing a decrease of HK$20.3 million, or 17.7%, from the previous financial year. With the gradual repayment of the abovementioned loans, revenue from this business segment for the financial year decreased accordingly. Profit contribution for the financial year amounted to HK$82.2 million (2006: HK$115.0 million), representing a decrease of HK$32.8 million, or 28.5%, which was mainly attributable to the decrease in the turnover coupled with the increase in the impairment loss for bad and doubtful debts during the financial year.

Construction

The Group principally engages in construction contracts for property development projects in which the Group participates, including property development projects undertaken by the Group's associates and jointly controlled entities. During the financial year, turnover from construction activities decreased by 88.2% to HK$101.1 million (2006: HK$856.4 million) reflecting the reduced construction work undertaken for associates and jointly controlled entities as compared with that for the previous financial year.

Infrastructure

Infrastructure projects in mainland China reported a turnover of HK$188.7 million for the financial year (2006: HK$136.4 million), representing an increase of HK$52.3 million, or 38.3%, from the previous financial year. This was mainly attributable to the increase in traffic volume of a toll bridge in Hangzhou following the completion of major repair and maintenance work during the financial year. Profit contribution from this business segment for the financial year increased by HK$48.9 million, or 59.8%, to HK$130.7 million (2006: HK$81.8 million).

Hotel operation

The Group's three Newton hotels, namely Newton Hotel Hong Kong, Newton Hotel Kowloon and Newton Inn North Point, with most of their guest rooms renovated during the financial year, were well positioned to reap the benefits of Hong Kong's thriving tourism industry.

Profit contribution from hotel operation decreased to HK$41.6 million (2006: HK$48.2 million), which was mainly attributable to increased staff costs and set up expenses incurred for the new hotel, Newton Place Hotel, in Kwun Tong, which commenced commercial operations in July 2007.

Other businesses

Other businesses comprise mainly department stores operations, investment holding, project management, property management, agency services, and provision of cleaning and security guard services, which altogether reported a turnover of HK$696.8 million for the financial year (2006: HK$561.5 million), representing an increase of HK$135.3 million, or 24.1%, from the previous financial year. The growth in the turnover was contributed mainly by the department stores operations and the provision of property agency services. Profit contribution from other businesses for the financial year increased by HK$57.5 million, or 78.9%, to HK$130.4 million (2006: HK$72.9 million), which was mainly contributed by the provision of property agency services.

Associates

The Group's share of post-tax profits less losses of associates amounted to HK$4,058.0 million (2006: HK$2,534.8 million), representing an increase of HK$1,523.2 million, or 60.1%, from the previous financial year. Excluding the changes in fair value of investment properties (net of deferred taxation) for the financial year of HK$578.9 million (2006: HK$745.4 million), the Group's share of the underlying post-tax profits less losses of associates was HK$3,479.1 million (2006: HK$1,789.4 million), representing an increase of HK$1,689.7 million, or 94.4%, from the previous financial year, which was mainly contributed by The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") as detailed below.

In particular, in respect of the Group's three listed associates (namely, Hong Kong and China Gas, Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited), the Group's share of their post-tax profits for the financial year amounted to HK$3,772.4 million (2006: HK$2,380.1 million), representing an increase of HK$1,392.3 million, or 58.5%, from the previous financial year. Excluding the changes in fair value of investment properties (net of deferred taxation) for the financial year of HK$478.1 million (2006: HK$653.6 million), the Group's share of the underlying post-tax profits from the three listed associates amounted to HK$3,294.3 million (2006: HK$1,726.5 million), representing an increase of HK$1,567.8 million, or 90.8%, from the previous financial year. The increase was largely attributable to Hong Kong and China Gas which recorded a share of profit from the sale of Grand Waterfront, a large-scale waterfront development project completed by the end of 2006, and a gain from the sale of its interests in ten piped city-gas projects in mainland China to Towngas China Company Limited (formerly Panva Gas Holdings Limited) during the financial year.

Jointly controlled entities

The Group's share of post-tax profits less losses of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$3,653.1 million (2006: HK$3,805.3 million), representing a decrease of HK$152.2 million, or 4.0%, from the previous financial year. The decrease was largely attributable to a higher revaluation gain on investment properties, mainly the International Finance Centre ("IFC") Complex, recorded in the previous financial year.

Excluding the changes in fair value of investment properties (net of deferred taxation) for the financial year of HK$2,328.3 million (2006: HK$2,766.8 million), the Group's share of the underlying post-tax profits less losses from jointly controlled entities amounted to HK$1,324.8 million (2006: HK$1,038.5 million), representing an increase of HK$286.3 million, or 27.6%, from the previous financial year, which was mainly attributable to an increase in the profit contribution from the investment in the IFC Complex project during the financial year as a result of the increase in rental rates upon the gradual renewal of lease contracts during the financial year.

Finance costs

Finance costs recognised as expenses for the financial year were HK$507.7 million (2006: HK$496.2 million). Finance costs capitalised for properties under development during the financial year amounted to HK$482.1 million (2006: HK$381.3 million). The Group's effective borrowing rate was approximately 4.68% (2006: 4.47%) per annum.

Revaluation of investment properties

For the financial year, the Group recognised a revaluation gain on its investment properties (before deferred taxation and minority interests) of HK$1,981.4 million (2006: HK$7,297.0 million) in the consolidated profit and loss account.

Acquisition of interests in certain companies of Henderson Investment Limited

Pursuant to an agreement dated 27 March 2007 entered into between Henderson Investment Limited ("HIL") and the Company, the Company acquired (i) HIL's interests in certain subsidiaries and associates (collectively referred to as the "Sale Companies") and (ii) the loans due to HIL by the Sale Companies, for a cash consideration of approximately HK$12,072.6 million. The transaction was completed on 13 June 2007. For reason that the Company had a 67.94% beneficial interest in HIL during the financial year, an amount of HK$352.4 million, being the excess of (i) interest in fair value of the Sale Companies' assets less liabilities and contingent liabilities over (ii) the consideration paid by the Company, was recognised in the consolidated profit and loss account for the financial year.

Financial resources and liquidity

Issue of shares

Pursuant to a share placement on 10 November 2006, the Company issued 128 million new ordinary shares at a price of HK$43.05 per share. The proceeds, net of expenses, amounted to approximately HK$5,508.0 million. Further details are set out under the section headed "Share Placement" in the Report of the Directors.

External borrowings

In July 2006, the Group concluded a HK$13,350 million syndicated credit facility with a maturity period of five years. This transaction set a new record at the time, in terms of transaction size, for Hong Kong dollar borrowings by private sector enterprises in the Hong Kong syndicated loan market. As a revolving credit facility, it offered optimal flexibility for the general corporate funding purposes of the Group. A syndicate of 24 international and local banks participated in this credit facility and the interest margin was extremely attractive, which fully demonstrated the support and confidence of the banking community in the Group.

In March 2007, a financing arm of the Group's jointly controlled entity which is interested in the entire IFC Complex project, raised a five-year syndicated term loan facility for another record-breaking amount of HK$17,350 million. Capitalising on the strength and quality of IFC's tenant portfolio and the landmark status of IFC, this stand-alone project loan was concluded on very favourable terms.

Financial Review

To enhance the Group's access to alternative funding sources, the Group approached the debt private placement markets in the United States of America and in Europe, which resulted in the successful debut issuance of loan notes (the "Notes") in July 2007 for aggregate amounts of US$325 million (equivalent to approximately HK$2,533.0 million) and £50 million (equivalent to approximately HK$779.4 million), with tranches bearing maturity periods of between seven years and fifteen years. The Notes carry interest rates which were priced on the basis of a weighted-average maturity period of just over ten years, and were essentially benchmarked against the prevailing interest rate levels for comparable public bonds issued by top Hong Kong corporations. The issue of the Notes also extended the debt maturity profile of the Group.

Maturity profile and interest cover

As at 30 June 2007, the aggregate amount of the Group's bank borrowings amounted to approximately HK$18,270.1 million (2006: HK$20,694.5 million), of which 99.8% (2006: 99.7%) in value was unsecured. The maturity profile of the bank borrowings, the cash and bank balances and the gearing ratio of the Group were as follows:

	As at 30 June 2007 HK$ million	As at 30 June 2006 HK$ million
Bank borrowings repayable:		
— Within 1 year	**3,007.4**	7,029.2
— After 1 year but within 2 years	**1,324.9**	3,848.5
— After 2 years but within 5 years	**13,937.8**	6,085.0
— After 5 years	**—**	3,731.8
Total bank borrowings	**18,270.1**	20,694.5
Less: Cash and bank balances	**(9,520.0)**	(7,659.1)
Net bank borrowings	**8,750.1**	13,035.4
Shareholders' funds	**92,219.1**	77,964.1
Gearing ratio (%)	**9.5%**	16.7%

Gearing ratio is calculated based on the net bank borrowings and shareholders' funds of the Group as at the balance sheet date. The Group's gearing ratio improved from 16.7% as at 30 June 2006 to 9.5% as at 30 June 2007, which is attributable to the repayment of certain of the Group's bank borrowings during the financial year, the enlargement in the capital base as a result of the Company's share placement and the Group's profit attributable to equity shareholders for the financial year.

The interest cover of the Group is calculated as follows:

	Year ended 30 June 2007 HK$ million	Year ended 30 June 2006 HK$ million
Profit from operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (before taxation)	**8,961.3**	7,397.0
Interest expense (before interest capitalisation)	**953.4**	843.2
Interest cover (times)	**9.4**	8.8

During the financial year, the Group demonstrated a strong ability in servicing its interest payments.

Financial Review

With abundant banking facilities in place and the recurrent income generation from its operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group is exposed to interest and foreign exchange risks. To efficiently and effectively manage these risks, the Group's financing and treasury activities were centrally co-ordinated at the corporate level. The Group will consider hedging these risks should the need arise. All transactions in derivative financial instruments are undertaken for risk management purposes only and no financial instruments are held by the Group for speculative purposes.

The Group's borrowings bear floating interest rates, except for the Notes in the respective amounts of US$325 million and £50 million as mentioned above which bear fixed interest rates.

The Group conducts its businesses primarily in Hong Kong with the related cash flows, assets and liabilities being denominated mainly in Hong Kong dollars ("HKD"). The Group's primary foreign exchange exposures arise from its property developments and investments in mainland China, which are denominated in Renminbi ("RMB"), and the Notes, which are denominated in United States dollars ("USD") and Sterling. In respect of the Group's operations in mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in RMB and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in RMB. In respect of the Notes, the Group entered into swap contracts with a counterparty bank so that the entire amount of the Notes was swapped into HKD denomination during the respective tenures of the Notes. As a result, the Group does not expect any significant foreign exchange risk exposure.

Material acquisitions and disposals

In December 2006, the Group disposed of its interests in certain subsidiaries, which altogether held eleven investment properties, to Sunlight Real Estate Investment Trust for a cash consideration of approximately HK$1,099.3 million. Save as disclosed above and under the section headed "Acquisition of interests in certain companies of Henderson Investment Limited", the Group did not undertake any significant acquisition or disposal of assets or subsidiaries outside its core businesses during the financial year.

Charge on assets

Assets of the Group had not been charged to any third parties as at 30 June 2007, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructural projects in mainland China were secured by the Group's toll highway operation rights.

Capital commitments

As at 30 June 2007, capital commitments of the Group amounted to HK$7,652.2 million (2006: HK$7,264.7 million).

Contingent liabilities

As at 30 June 2007, the Group's contingent liabilities amounted to HK$57.4 million (2006: HK$2,088.3 million). The decrease in the amount of contingent liabilities at 30 June 2007 compared with 30 June 2006 was mainly attributable to the fact that the guarantees provided to the banks by the Group to secure banking facilities granted to a jointly controlled entity were released during the financial year upon full repayment of the loan drawndown from such facilities.

Employees and remuneration policy

As at 30 June 2007, the Group had approximately 7,200 (2006: 6,800) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and educational subsidies. Total staff costs during the financial year amounted to HK$1,100.8 million (2006: HK$1,005.0 million).

Five Year Financial Summary

	Note	2003 HK$ million	2004 HK$ million	2005 HK$ million	2006 HK$ million	**2007 HK$ million**
Profit for the year	1	2,032.6	6,173.3	10,852.8	13,548.7	**9,817.7**
Underlying profit for the year	1&2	2,032.6	3,062.3	4,412.8	5,268.2	**5,882.8**
Fixed assets	3	34,561.0	40,509.9	46,436.4	56,868.0	**52,830.7**
Interest in associates		14,533.8	14,248.9	14,700.7	16,962.6	**20,536.3**
Interest in jointly controlled entities		6,068.0	12,019.2	13,395.9	16,026.1	**11,167.9**
Inventories		18,131.7	17,737.2	19,090.1	21,036.0	**29,382.8**
Net debt	4	9,037.3	7,196.1	11,843.0	13,035.4	**8,750.1**
Net asset value	1	52,929.0	58,483.9	65,637.7	77,964.1	**92,219.1**
Net debt to net asset value	1	17.07%	12.30%	18.04%	16.72%	**9.49%**
		HK$	HK$	HK$	HK$	**HK$**
Earnings per share	1	1.18	3.46	5.98	7.47	**5.19**
Underlying earnings per share	1&2	1.18	1.71	2.43	2.90	**3.11**
Dividends per share	1	0.80	0.90	1.00	1.05	**1.10**
Net asset value per share	1	30.73	32.23	36.17	42.96	**47.47**

Notes:

1 *The profits, earnings, dividends and net asset values shown or referred to above were all attributable to equity shareholders of the Company.*

2 *These figures were calculated based on profit attributable to equity shareholders of the Company and adjusted by excluding the changes in fair value of investment properties (net of deferred taxation and minority interests).*

3 *Fixed assets exclude toll highway operation rights.*

4 *Net debt represents the total of bank loans and overdrafts, guaranteed convertible notes (if any) and other loans minus cash and bank balances.*

Five Year Financial Summary

Underlying earnings / dividends per share (HK$)



2003
2004
2005
2006
2007
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1.18
0.80
1.71
0.90
2.43
1.00
2.90
1.05
3.11
1.10

■ Underlying earnings
■ Dividends

Net asset value per share (HK$)



2003
2004
2005
2006
2007
50.00
40.00
30.00
20.00
10.00
0.00
30.73
32.23
36.17
42.96
47.47

Net debt to net asset value



2003
2004
2005
2006
2007
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
17.07%
12.30%
18.04%
16.72%
9.49%

Maturity profile of the Group's bank borrowings

at 30 June 2007



17%
7%
76%

☐ Within 1 year
☐ After 1 year but within 2 years
☐ After 2 years but within 5 years

Corporate Governance Report

The Board of Directors of the Company (the "Board") is pleased to present the Corporate Governance Report of the Company for the year ended 30 June 2007.

A) Commitment to Corporate Governance

The Company acknowledges the importance of good corporate governance practices and procedures and regards a pre-eminent board of directors, sound internal controls and accountability to all shareholders as the core elements of its corporate governance principles. The Company endeavours to ensure that its businesses are conducted in accordance with rules and regulations, and applicable codes and standards.

B) Corporate Governance Practices

During the financial year ended 30 June 2007, the Company applied all those principles as set out in the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Code") and complied with the relevant code provisions in the Code, with the exception of one deviation as set out under the paragraphs on "Board of Directors" below. The application of the relevant principles is stated in the following paragraphs.

C) Board of Directors

a) *Responsibilities*

The Board has the responsibility for management of the Company, which includes formulating business strategies, and directing and supervising the Company's affairs, approving interim reports and annual reports, announcements and press releases of interim and final results, considering dividend policy, and approving the issue, allotment or disposal or grant of options in respect of unissued new shares or debentures of the Company. The Board makes broad policy decisions and has delegated the responsibility for detailed considerations to the standing committee of the Board (the "Standing Committee").

The day-to-day management, administration and operation of the Company are delegated to the management. The Board gives clear directions to the management as to their powers of management, and circumstances in which the management should report back.

All Directors have full and timely access to all relevant information as well as the advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations are followed. The Non-executive Directors and Independent Non-executive Directors may take independent professional advice at the Company's expense in carrying out their functions, after making a request to the Board.

b) Board Composition

The Board currently comprises twenty members (including alternate director), as detailed below:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Lee Shau Kee *(Chairman and Managing Director)*	Woo Po Shing	Gordon Kwong Che Keung
Lee Ka Kit *(Vice Chairman)*	Leung Hay Man	Ko Ping Keung
Colin Lam Ko Yin *(Vice Chairman)*	Angelina Lee Pui Ling	Wu King Cheong
Lee Ka Shing *(Vice Chairman)*	Lee Tat Man	
John Yip Ying Chee	Jackson Woo Ka Biu *(as alternate to Woo Po Shing)*	
Alexander Au Siu Kee		
Suen Kwok Lam		
Lee King Yue		
Fung Lee Woon King		
Eddie Lau Yum Chuen		
Li Ning		
Patrick Kwok Ping Ho		

The biographical details of the Directors are set out on pages 116 to 120 of this Annual Report. In particular, Dr. Lee Shau Kee is the father of Lee Ka Kit and Lee Ka Shing, father-in-law of Li Ning, and the brother of Lee Tat Man and Fung Lee Woon King. Sir Po-shing Woo is the father of Jackson Woo Ka Biu. Save as aforesaid, none of the members of the Board is related to one another.

The term of office of all Non-executive Directors (including Independent Non-executive Directors) has been fixed for a specific term for three years. They are subject to retirement by rotation and re-election at the Company's Annual General Meeting ("AGM") in accordance with the Articles of Association of the Company ("Articles").

During the year ended 30 June 2007, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one Independent Non-executive Director possessing appropriate professional qualifications, or accounting or related financial management expertise.

The appointment of Independent Non-executive Directors strictly adheres to the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received in writing confirmation of their independence from each of the Independent Non-executive Directors and considers them to be independent of the management and free of any relationship that could materially interfere with the exercise of their independent judgment. The Board considers that each of the Non-executive Directors and Independent Non-executive Directors brings his/her own relevant expertise to the Board.

The roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

c) Appointment and Re-election of Directors

The Board is empowered under Articles to appoint any person as a Director to fill a casual vacancy on or as an additional member of the Board. Only the most suitable candidates who are experienced and competent and able to fulfill the fiduciary duties and duties of skill, care and diligence would be recommended to the Board for selection.

In accordance with the Articles, new appointments to the Board are subject to re-election by shareholders at the upcoming AGM. Furthermore, the nearest one-third of the Directors will retire from office by rotation but are eligible for re-election by shareholders at the AGM and the Board will ensure that every Director is subject to retirement by rotation at least once every three years.

d) Board Meetings

i) Number of Meetings and Directors' Attendance

The Board meets from time to time to discuss and exchange ideas on the affairs of the Company. During the year ended 30 June 2007, the Board held five meetings to approve interim/final results announcements and interim/annual reports, to determine the level of dividends, and to discuss significant issues and the general operation of the Company. The attendance of the Directors is set out in the table on page 96.

ii) Practices and Conduct of Meetings

Notices of regular Board meetings are given to all Directors at least 14 days before the meetings. For other Board and committee meetings, reasonable notice is generally given.

The Company Secretary of the Company is responsible to take and keep minutes of all Board meetings and committee meetings. Draft minutes are normally circulated to Directors for comment within a reasonable time after each meeting and the final signed version is sent to all Directors for their records and open for Directors' inspection.

D) Board Committees

The Board has set up three main Board Committees, namely, the Standing Committee, the Audit Committee and the Remuneration Committee, for overseeing particular aspects of the Company's affairs. The Standing Committee of the Board operates as a general management committee with delegated authority from the Board. The terms of reference of the Audit Committee and the Remuneration Committee are no less exacting than those set out in the Code.

The Board Committees are provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company's expenses.

a) Audit Committee

The Audit Committee was established in December 1998 and reports to the Board. The members of the Audit Committee are:

Independent Non-executive Directors

Gordon Kwong Che Keung *(Chairman)*
Ko Ping Keung
Wu King Cheong

Non-executive Directors

Leung Hay Man

The Chairman has the appropriate professional qualifications as required under the Listing Rules. None of the members of the Audit Committee was a former partner of the Company's existing external auditors within one year immediately prior to the dates of their respective appointments. All members have appropriate skills and experience in reviewing financial statements as well as addressing significant control and financial issues of public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the authority and duties of the Audit Committee and amongst its principal duties are the review and supervision of the Company's financial reporting process and internal control procedures. The terms of reference of the Audit Committee are available on the Company's website.

The Audit Committee held three meetings during the year ended 30 June 2007. The major work performed by the Audit Committee in respect of the year ended 30 June 2007 included reviewing and recommending the re-appointment of external auditors, approving the terms of engagement (including the remuneration) of the external auditors, reviewing the unaudited interim report and interim results announcement, reviewing the audited accounts and final results announcement for the year ended 30 June 2007, reviewing the work of the Group's internal audit department and assessing the effectiveness of the Group's systems of risk management and internal control. Additionally, the Independent Non-executive Directors of the Company conducted reviews of the continuing connected transactions as disclosed in the Report of the Directors of this Annual Report.

b) Remuneration Committee

The Remuneration Committee which was established in January 2005 comprises:

Executive Directors	**Independent Non-executive Directors**
Lee Shau Kee *(Chairman)*	Gordon Kwong Che Keung
Colin Lam Ko Yin	Ko Ping Keung
	Wu King Cheong

Each member is sufficiently experienced and is appropriately skilled in the issues of determining executive compensations in public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the specific duties of making recommendations to the Board on the Company's policy and structure for all remuneration of directors and senior management. The terms of reference of the Remuneration Committee are available on the Company's website.

The Remuneration Committee met once during the year ended 30 June 2007. The major work performed by the Remuneration Committee for the year ended 30 June 2007 included reviewing the salary structure of the employees of the Company as well as the remuneration of senior management staff. The Committee also reviewed the remuneration of the Directors with reference to the remuneration level of directors of comparable listed companies.

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Appendix 16 of the Listing Rules are set out in note 10 to the accounts on pages 151 and 152. The Directors' fee shall be subject to shareholders' approval at general meetings. Other emoluments shall from time to time be determined by the Board with reference to the Directors' duties and responsibilities and subject to a review by the Remuneration Committee.

Corporate Governance Report

c) *Attendance Record at Board, Audit and Remuneration Committees' Meetings*

The attendance of the individual Directors at the meetings of the Board, the Audit Committee and the Remuneration Committee during the year ended 30 June 2007 is set out in the following table:

	No. of meetings attended/No. of meetings held		
	Board	Audit Committee	Remuneration Committee
Executive Directors:			
Lee Shau Kee *(Chairman)*	[1]4/5	N/A	1/1
Lee Ka Kit	[1]4/5	N/A	N/A
Colin Lam Ko Yin	5/5	N/A	1/1
Lee Ka Shing	[1]4/5	N/A	N/A
John Yip Ying Chee	5/5	N/A	N/A
Alexander Au Siu Kee	5/5	N/A	N/A
Suen Kwok Lam	5/5	N/A	N/A
Lee King Yue	5/5	N/A	N/A
Fung Lee Woon King	[1]4/5	N/A	N/A
Eddie Lau Yum Chuen	5/5	N/A	N/A
Li Ning	[1]3/5	N/A	N/A
Patrick Kwok Ping Ho	5/5	N/A	N/A
Non-executive Directors:			
Lo Tak Shing *(passed away on 11 December 2006)*	0/5	N/A	N/A
Woo Po Shing	[2]4/5	N/A	N/A
Leung Hay Man	5/5	3/3	N/A
Angelina Lee Pui Ling	4/5	N/A	N/A
Lee Tat Man	[1]3/5	N/A	N/A
Independent Non-executive Directors:			
Gordon Kwong Che Keung	5/5	3/3	1/1
Ko Ping Keung	5/5	3/3	1/1
Wu King Cheong	5/5	3/3	1/1

Remarks: 1. *Out of the five meetings of the Board, one Board meeting was to consider the proposed acquisition of interests in certain companies of Henderson Investment Limited. Absence of the relevant Directors in the relevant meeting of the Board was due to his/her deemed interests in the proposed acquisition.*

2. *Four meetings were attended by his alternate, Mr. Jackson Woo Ka Biu.*

E) Directors' responsibility for the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements for the financial year ended 30 June 2007, which give a true and fair view of the state of affairs of the Company and of the Group at that date and of the Group's results and cash flows for the year then ended and are properly prepared on the going concern basis in accordance with the statutory requirements and applicable accounting standards.

The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the Auditors' Report on page 122.

F) Auditors' Remuneration

For the year ended 30 June 2007, the Auditors of the Company and its subsidiaries would receive approximately HK$16.0 million for audit and audit related services (2006: HK$11.3 million) as well as HK$3.7 million for non-audit services (2006: HK$1.5 million). The significant non-audit services covered by these fees included the following:

Nature of service	Fees paid (HK$ million)
Tax services	0.7
Services rendered in respect of the very substantial disposal by a subsidiary	2.9
Other services	0.1
	3.7

G) Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiries, the Company confirms that all Directors have complied with the required standards as set out in the Model Code.

H) Internal Controls

The Board is responsible for ensuring sound and effective internal control systems to safeguard the shareholders' investment and the Company's assets. The Company has from time to time reviewed the effectiveness of the internal control systems in order to ensure that they meet with the dynamic and ever changing business environment.

The Internal Audit Department of the Company, which reports directly to the Audit Committee and is independent of the Company's daily operations, is responsible for conducting regular audit on the major activities of the Company. Its objective is to ensure that all material controls, including financial, operational and compliance controls and risk management functions are in place and functioning effectively. During the year, the Board has reviewed the effectiveness of the Group's internal control systems through the Internal Audit Department and the Audit Committee.

I) Shareholder Rights and Investor Relations

The Articles contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be posted on the websites of the Stock Exchange and the Company on the business day following the shareholders' meeting.

The general meetings of the Company provide a forum for communication between the shareholders and the Board. The Chairman of the Board and the chairmen of all the Board Committees, or in their absence, other members of the respective Committees, are available to answer questions at the shareholders' meetings.

The Company continues to enhance communications and relationships with its investors. Designated senior management maintains regular communication and dialogue with shareholders, investors and analysts. Enquiries from investors are dealt with in an informative and timely manner.

As a channel to further promote effective communication, the Group maintains a website at http://www.hld.com where the Company's announcements, business developments and operations, financial information, corporate governance practices and other information are posted.

Report of the Directors

The Directors have pleasure in submitting to shareholders their annual report together with the audited accounts for the year ended 30 June 2007.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries during the year were property development and investment, finance, construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management.

An analysis of the Group's turnover and contribution from operations by business segment and geographical segment, is set out in note 15 to the accounts on pages 154 to 158.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30 June 2007 are set out on pages 181 to 185.

Group Profit

The profit of the Group for the year ended 30 June 2007 and the state of affairs of the Company and the Group at that date are set out in the accounts on pages 123 to 187.

Dividends

An interim dividend of HK$0.40 per share was paid on 27 April 2007. The Directors have recommended the payment of a final dividend of HK$0.70 per share to shareholders whose names appear on the Register of Members of the Company on 3 December 2007.

Charitable Donations

Charitable donations made by the Group during the year amounted to HK$7,900,000 (2006: HK$34,255,000).

Fixed assets

Particulars of the movements in fixed assets during the year are set out in note 16 to the accounts on pages 159 to 161.

Bank Loans and Overdrafts

Particulars of bank loans and overdrafts of the Company and the Group as at 30 June 2007 are set out in note 29 to the accounts on page 170.

Interest Capitalised

The amount of interest capitalised by the Group during the year ended 30 June 2007 is set out in note 8(a) to the accounts on page 147.

Reserves

Particulars of the movements in reserves during the year are set out in note 32 to the accounts on pages 172 to 175.

Share Capital

Details of movements in the Company's share capital during the year, together with the reasons therefor, are set out in note 32 to the accounts on pages 172 to 175.

Report of the Directors

Share Placement

On 10 November 2006, 128,000,000 existing ordinary shares in the Company were placed at a price of HK$43.05 per share (the "Placing Price") through a share placement arrangement ("Share Placement") and the Company subsequently issued 128,000,000 new ordinary shares ("New Shares"), with a view to strengthening the capital base of the Company. The placees and their beneficial owners are not connected persons (as defined in the Listing Rules) of the Company. There were over six placees. The Placing Price represented a discount of approximately 6.5% to the closing price of HK$46.05 per share in the Company as quoted on The Stock Exchange of Hong Kong Limited on 10 November 2006.

The New Shares represented approximately 7.05% of the issued share capital of the Company prior to the Share Placement. The issue price for the New Shares was approximately HK$43.031 per share, which is equivalent to the Placing Price less expenses of the Share Placement. A net amount of approximately HK$5,508 million in aggregate after expenses was received.

It was considered that the placing and subscription would strengthen the capital base of the Company. It was intended to use the net proceeds of the Share Placement for general corporate purposes and for acquisition of land banks in the People's Republic of China.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarised on pages 90 and 91.

Development and Investment Properties

Particulars of development and investment properties of the Group are set out on pages 30 to 43 and on pages 67 to 77.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 10 to the accounts on pages 151 and 152.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

Executive Directors

Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors

The Hon. Lo Tak Shing *(Vice Chairman)*
(passed away on 11 December 2006)
Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Vincent Liang
(ceased to be the Alternate Director to The Hon. Lo Tak Shing on 11 December 2006)
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Report of the Directors

Mr. Lee King Yue, Mr. Li Ning, Sir Po-shing Woo, Mr. Lee Tat Man, Mr. Gordon Kwong Che Keung and Professor Ko Ping Keung will retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Disclosure of Interests

Directors' Interests in Shares

As at 30 June 2007, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)
Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1			1,122,938,300		1,122,938,300	57.81
	Lee Ka Kit	1				1,122,938,300	1,122,938,300	57.81
	Lee Ka Shing	1				1,122,938,300	1,122,938,300	57.81
	Li Ning	1		1,122,938,300			1,122,938,300	57.81
	Lee Tat Man	2	110,000				110,000	0.01
	Lee Pui Ling, Angelina	3	30,000				30,000	0.00
	Lee King Yue	4	42,900		19,800		62,700	0.00
	Fung Lee Woon King	5	1,000,000				1,000,000	0.05
	Woo Ka Biu, Jackson	6		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	7				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	7				2,076,089,007	2,076,089,007	68.13
	Li Ning	7		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	8	6,666				6,666	0.00
	Lee King Yue	9	1,001,739				1,001,739	0.03
The Hong Kong and China Gas Company Limited	Lee Shau Kee	10	3,548,791		2,428,665,950		2,432,214,741	40.14
	Lee Ka Kit	10				2,428,665,950	2,428,665,950	40.08
	Lee Ka Shing	10				2,428,665,950	2,428,665,950	40.08
	Li Ning	10		2,428,665,950			2,428,665,950	40.08
	Au Siu Kee, Alexander	11		55,000			55,000	0.00
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	12	7,799,220		111,732,090		119,531,310	33.55
	Lee Ka Kit	12				111,732,090	111,732,090	31.36
	Lee Ka Shing	12				111,732,090	111,732,090	31.36
	Li Ning	12		111,732,090			111,732,090	31.36
	Lam Ko Yin, Colin	13	150,000				150,000	0.04
	Fung Lee Woon King	14	465,100				465,100	0.13
	Leung Hay Man	15	2,250				2,250	0.00

Ordinary Shares (unless otherwise specified) (continued)
Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	16			255,188,250		255,188,250	44.21
	Lee Ka Kit	16				255,188,250	255,188,250	44.21
	Lee Ka Shing	16				255,188,250	255,188,250	44.21
	Li Ning	16		255,188,250			255,188,250	44.21
	Woo Po Shing	17	2,705,000		2,455,000		5,160,000	0.89
Towngas China Company Limited (formerly known as Panva Gas Holdings Limited)	Lee Shau Kee	18			850,202,901		850,202,901	43.90
	Lee Ka Kit	18				850,202,901	850,202,901	43.90
	Lee Ka Shing	18				850,202,901	850,202,901	43.90
	Li Ning	18		850,202,901			850,202,901	43.90
Henderson Development Limited	Lee Shau Kee	19			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	20			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	21	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	19		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	20		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	21		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (continued)
Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Best Homes Limited	Lee Shau Kee	22			26,000		26,000	100.00
	Lee Ka Kit	22				26,000	26,000	100.00
	Lee Ka Shing	22				26,000	26,000	100.00
	Li Ning	22		26,000			26,000	100.00
China Investment Group Limited	Woo Ka Biu, Jackson	23			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	24			5,000		5,000	4.49
	Woo Po Shing	25			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	26			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	27	2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King	28	50				50	5.00
Henfield Properties Limited	Lee Ka Kit	29			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	30			100		100	100.00
	Lee Ka Kit	30				100	100	100.00
	Lee Ka Shing	30				100	100	100.00
	Li Ning	30		100			100	100.00
Maxfine Development Limited	Lee Ka Kit	31			3,050*	3,050*	3,050	33.33
Perlin Development Limited	Lee Ka Kit	32			5	5	10	100.00
Pettystar Investment Limited	Lee Shau Kee	33			3,240		3,240	80.00
	Lee Ka Kit	33				3,240	3,240	80.00
	Lee Ka Shing	33				3,240	3,240	80.00
	Li Ning	33		3,240			3,240	80.00
Quickcentre Properties Limited	Lee Ka Kit	34			1	1	2	100.00
Shellson International Limited	Lee Ka Kit	35			25	75	100	100.00

* *relate to the same shares*

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

Share Option Schemes

The Company and its subsidiaries have no share option schemes.

Arrangements to Purchase Shares or Debentures

At no time during the year ended 30 June 2007 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30 June 2007, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited *(Note 1)*	1,122,938,300	57.81
Riddick (Cayman) Limited *(Note 1)*	1,122,938,300	57.81
Hopkins (Cayman) Limited *(Note 1)*	1,122,938,300	57.81
Henderson Development Limited *(Note 1)*	1,122,745,800	57.80
Yamina Investment Limited *(Note 1)*	538,437,300	27.72
Believegood Limited *(Note 1)*	222,045,300	11.43
South Base Limited *(Note 1)*	222,045,300	11.43
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. *(Note 1)*	145,090,000	7.47
Third Avenue Management LLC on behalf of numerous portfolios	136,450,100	7.02
Third Avenue Management LLC on behalf of the Third Avenue Value Fund *(Note 36)*	103,328,000	5.32

Notes:

1. *Of these shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 38.55% held by Henderson Investment Limited ("HI"). HI was 67.94% held by Henderson Land Development Company Limited ("HL") which in turn was 57.80% held by HD; and (v) 192,500 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

2. *Mr. Lee Tat Man was the beneficial owner of these shares.*

3. *Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.*

4. *Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.*

5. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

6. *These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.*

7. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

8. *Mr. Lee Tat Man was the beneficial owner of these shares.*

9. *Mr. Lee King Yue was the beneficial owner of these shares.*

10. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,548,791 shares, and for the remaining 2,428,665,950 shares, (i) 1,274,927,055 shares and 532,647,502 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 528,200,540 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 4,363,119 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 88,527,734 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Notes 1 and 7 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

11. *These shares were owned by the wife of Mr. Au Siu Kee, Alexander.*

12. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,732,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HL; and (ii) 41,532,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited; Max-mercan Investment Limited was wholly-owned by Camay Investment Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

13. *Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.*

14. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

15. *Mr. Leung Hay Man was the beneficial owner of these shares.*

16. *Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in*

the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

17. Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

18. These shares were owned by Hong Kong & China Gas (China) Limited, a wholly-owned subsidiary of China Gas. Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 10 and Towngas China Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19. These shares were held by Hopkins as trustee of the Unit Trust.

20. These shares were held by Hopkins as trustee of the Unit Trust.

21. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

22. Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

23. These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

24. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

25. These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

26. Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.

27. Madam Fung Lee Woon King was the beneficial owner of these shares.

28. Madam Fung Lee Woon King was the beneficial owner of these shares.

29. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

30. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

31. These shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

32. *Of these shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

33. *Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.*

34. *Of these shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

35. *Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

36. *These shares formed part of the 136,450,100 Shares held by Third Avenue Management LLC on behalf of numerous portfolios.*

Interests in Contracts, Connected Transactions and Discloseable Transaction

During the year under review, the Group entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and discloseable transaction as defined under the Listing Rules:

(1) (i) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of the Company made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of Henderson Investment Limited ("Henderson Investment"), with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offered Rate ("HIBOR") quoted by banks. As at 30 June 2007, an amount of approximately HK$1,653.2 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(ii) Henderson Finance Company Limited made advances from time to time to Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited, subsidiaries of the Company, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30 June 2007, the amounts of approximately HK$2,031.9 million, HK$41.3 million, HK$26.1 million and HK$125.3 million were due by Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited respectively to Henderson Finance Company Limited, which have been included in the accounts under "Amount due to a fellow subsidiary".

(iii) Henderson Real Estate Agency Limited made advances from time to time to Shellson International Limited, a non-wholly owned subsidiary (which became a wholly-owned subsidiary on 3 August 2007) of Henderson China Holdings Limited ("Henderson China"), with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30 June 2007, an amount of approximately HK$181.2 million was due by Shellson International Limited to Henderson Real Estate Agency Limited.

(iv) Henderson Finance Company Limited made advances from time to time to Shellson International Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks except for an interest free loan of HK$200.0 million. As at 30 June 2007, an amount of approximately HK$222.6 million was due by Shellson International Limited to Henderson Finance Company Limited, which has been included in the accounts under "Amount due to a fellow subsidiary".

(v) Agreements for the management and construction of the properties of certain owner companies (the "Owner Companies") indirectly controlled by the Private Group (as defined hereafter) entered into by the Owner Companies (including the Henderson Development Limited group) with each of Henderson Real Estate Agency Limited and the subsidiaries of E Man Construction Company Limited, two wholly-owned subsidiaries of the Company, still subsisted at the financial year end.

(2) At the extraordinary general meeting of the Company held on 22 June 1998, an ordinary resolution was passed by the independent shareholders of the Company to approve, inter alia, the provision of leasing agency and property management services by the Group (the "Agency and Management Services") in respect of the commercial development and carparks of Metro City Plaza and Sheung Shui Centre, the property interests (collectively "Property Interests") of which are represented by shares held by Champion York Limited which was then a wholly-owned subsidiary of Henderson Development Limited. The aggregate amount of the Agency and Management Services as approved by the independent shareholders shall not exceed HK$45 million per annum.

The Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with the connected transaction requirements under the Listing Rules applicable to the Agency and Management Services on the basis that:

(i) (a) the Agency and Management Services are entered into by the Group in the ordinary and usual course of its business and the aggregate amount received per annum by the Group thereunder will not exceed HK$45 million (the "Aggregate Amount");

(b) the Agency and Management Services are entered into on normal commercial terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(c) details of the Agency and Management Services are to be disclosed in the Company's next and subsequent published annual report in accordance with the Listing Rules;

(ii) a Committee of the Independent Non-executive Directors of the Company shall review annually the Agency and Management Services and confirm in the Company's annual report whether the Agency and Management Services are conducted in the manner as stated in paragraph (i) above; and

(iii) the Auditors of the Company shall review annually the Agency and Management Services and provide the Directors with a letter, with a copy to the Hong Kong Stock Exchange, confirming that the Agency and Management Services (a) have received approval from the Board; (b) have been transacted in accordance with the pricing policies as stated in the Company's annual report for the period; and (c) have been entered into in accordance with the terms of the agreement(s) governing the Agency and Management Services or, where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties.

On 21 December 2006 (the "Cessation Date"), the Property Interests were disposed of by the relevant connected persons of the Company to Sunlight Real Estate Investment Trust ("Sunlight REIT"), for which the provision by the Group of the Agency and Management Services ceased on the Cessation Date. For the period from 1 July 2006 to the Cessation Date, the aggregate amount received by the Group in respect of the Agency and Management Services which were based on normal commercial terms, was approximately HK$17 million.

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the Agency and Management Services have been entered into by the Group in accordance with the waiver conditions granted by the Hong Kong Stock Exchange as stated in paragraph (i) above.

The Auditors of the Company have also confirmed that the Agency and Management Services have been conducted in the manner as stated in paragraph (iii) above and have not exceeded the Aggregate Amount.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the transactions and contracts referred to in (1) and (2) above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiaries, Henderson Investment and Henderson China and the Company's ultimate holding company, Henderson Development Limited and they were also directors of Shau Kee Financial Enterprises Limited. Mr. Li Ning was taken to be interested in the transactions and contracts referred to in (1) and (2) above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiary, Henderson Investment. Mr. Lee Ka Kit was further interested in the transactions referred to in (1)(iii) and (iv) above as a director and indirect shareholder of Shellson International Limited.

(3) Mr. Lee Ka Kit, through companies owned or controlled by him, had interests in five companies as at 30 June 2007, in which Henderson China was interested and through which Henderson China held interests in five projects. Mr. Lee had 25 per cent interest in Shellson International Limited holding the Beijing Henderson Centre, 50 per cent interest in Perlin Development Limited holding the Shanghai Skycity, 50 per cent interest in Quickcentre Properties Limited holding Lot 433 of Yanan Road West, 50 per cent interest in Feswin Investment Limited holding Lot 470 of Wanping Road South and 40 per cent interest in Henfield Properties Limited holding Lots 406-2, 406-3 and 406-4 of Hengfeng Road, with the remaining interests owned by members of the Henderson China Group. Mr. Lee Ka Kit is a Director of the Company.

Mr. Lee Ka Kit agreed to provide and had provided finance in the form of advances to these companies in proportion to his equity interests in these companies. An agreement entered into between Henderson China and Mr. Lee Ka Kit on 15 March 1996 provided that all existing and future advances made by Henderson China and Mr. Lee Ka Kit to these companies would be unsecured, on the same basis and at the same interest rate or without interest. As at 30 June 2007, the advances made by Mr. Lee Ka Kit to the Henderson China Group's non wholly-owned subsidiaries and associates amounted to approximately HK$398.4 million and HK$536.2 million respectively and from 1 January 2003 to 30 June 2007, no interest on the advances made by Mr. Lee Ka Kit to the associates was charged.

On 3 August 2007, Mr. Lee Ka Kit disposed of his equity interests in Shellson International Limited, Perlin Development Limited and Quickcentre Properties Limited and assigned the advances made to these companies to Henderson China Group. Further details of such disposals are set out in (6)(iii) below.

(4) As disclosed in the Company's announcement dated 2 April 2004 (the "Announcement"), Beijing Henderson Properties Co., Ltd., in which Henderson China, a subsidiary of the Company, had an attributable 75% interest, on 30 March 2004 entered into a Tenancy Agreement with Beijing Henderson Yansha Department Store Limited Company (the "Tenant"), in which Mr. Li Siu Nam had an 80% interest, for the leasing of certain shop premises from 1st floor to 3rd floor of the shopping mall of Henderson Centre in Beijing, the People's Republic of China, for a term of three years at the monthly rent being an amount equal to 8% of the Tenant's monthly turnover. Under the tenancy agreement, the Tenant was entitled to a rent-free period of 6 months. Mr. Li Siu Nam is the brother of Dr. Lee Shau Kee, the chairman of the Company. As Mr. Li Siu Nam is a connected person of the Company, the Tenancy Agreement constituted a continuing connected transaction of the Company under the Listing Rules and expired on 30 March 2007 (the "Tenancy Expiry Date"). For the period from 1 July 2006 to the Tenancy Expiry Date, Beijing Henderson Properties Co., Ltd. received a total rental income of HK$3.3 million in respect of the tenancy of the said premises.

The Directors (including Independent Non-executive Directors) of the Company considered that the Tenancy Agreement was negotiated on an arm's length basis and was entered into on normal commercial terms and in the ordinary course of business of Beijing Henderson Properties Co., Ltd. and Beijing Henderson Yansha Department Store Limited Company and the terms of the Tenancy Agreement were fair and reasonable for Beijing Henderson Properties Co., Ltd.

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the transaction referred to above is (a) in accordance with the terms of the agreement relating to the transaction in question; (b) in the ordinary and usual course of business of the Group; (c) on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and (d) fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also confirmed that the transaction (a) has received the approval of the Board; (b) is in accordance with the pricing policies of the Group; (c) has been entered into in accordance with the relevant agreements governing the continuing connected transactions; and (d) has not exceeded the estimated maximum annual rental as stated in the Announcement.

(5) During the year, the Group made advances to the following non wholly-owned subsidiaries and associates as unsecured working capital repayable on demand:

Best Homes Limited
Choiform Limited
Crown Truth Limited
Feswin Investment Limited
Gain Base Development Limited
Hang Seng Quarry Company Limited
Harvest Development Limited
Henfield Properties Limited
Lane Success Development Limited
Perlin Development Limited
Pettystar Investment Limited
Quickcentre Properties Limited
Shellson International Limited

Certain Directors of the Company or its subsidiaries have interests in the above companies. Both the Group and such Directors' associates made advances in proportion to their equity interests in the companies. The advances made by the Group and the Directors' associates to the individual companies listed above were either both interest-bearing on identical normal commercial terms or both without interest.

(6) The Company had the following connected/continuing connected transactions, each of which, as disclosed by way of announcement, was subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules since each of the applicable percentage ratios was less than 2.5%:

(i) As disclosed in the announcement dated 2 December 2006, having regard to the structure of Sunlight REIT and the series of transactions between Sunlight REIT and both the Company and Henderson Investment and between Sunlight REIT and connected persons of the Company (i.e. the companies controlled by private trusts of the family of Dr. Lee Shau Kee (the "Private Group")), the Hong Kong Stock Exchange exercised its power pursuant to Rules 14A.06 and 14A.11(4)(a) of the Listing Rules to deem Sunlight REIT to be a connected person of the Company and Henderson Investment in relation to their respective disposals of certain property interests to Sunlight REIT as more particularly described in the said announcement (the "Disposals") and the transactions with Sunlight REIT leading to the establishment of Sunlight REIT and the initial public offering in Hong Kong and the international placement of units of Sunlight REIT (collectively the "Offering").

The transactions contemplated under the following contracts entered into between the Group and Sunlight REIT on or about 2 December 2006 constituted connected transactions of the Company:

(a) the sale and purchase agreements in respect of the Disposals and the sale by the Group of certain properties to the Private Group as more particularly described in the said announcement at an aggregate consideration of approximately HK$1,099.3 million. Pursuant thereto, on 21 December 2006, the Group entered into (i) deeds of tax covenant with Sunlight REIT to covenant to make payments to it in respect of certain tax liabilities; and (ii) a deed of indemnity and undertaking in relation to certain fire safety improvement directions and notice in respect of a property comprised in the Disposals;

(b) the novation agreement under which the Group agreed to novate to Sunlight REIT the rights and obligations of an interest rate swap entered into by the Group (which had the effect of hedging part of Sunlight REIT's exposure to floating rates of interest under a credit facility of the Sunlight REIT group) at a consideration of HK$1.00;

(c) the deeds of adjustment payments under which the Group (including Henderson Investment) agreed to make adjustment payments to Sunlight REIT equal to 15.3% of the amount by which the total rental income, together with any proceeds of loss of rental insurance claims, from such properties relating to the Disposals and the disposals of property interests by the Private Group to the Sunlight REIT group is less than the assured minimum rental per annum of HK$405.4 million (on a pro rata basis in respect of the period from 21 December 2006 until 30 June 2007), HK$429.4 million (in respect of the year ending 30 June 2008) and HK$454.9 million (in respect of the year ending 30 June 2009);

(d) the deeds of distribution per unit guarantee under which the Group (including Henderson Investment) guaranteed to pay to Sunlight REIT 15.3% of the shortfall if the distributions per unit of Sunlight REIT during each financial year up to 30 June 2009 are less than HK$0.2208 per unit (prorated for the period from 21 December 2006 to 30 June 2007);

(e) the subscription agreement in respect of the Group agreeing to subscribe for 4.5% of the units of Sunlight REIT at a price per unit equal to the issue price per unit of Sunlight REIT under the Offering; and

(f) the deed of distribution waiver in respect of the Group agreeing to waive its entitlement to receive from Sunlight REIT distributions in respect of the units of Sunlight REIT initially subscribed by it to the extent of 100% of such units from 21 December 2006 to 30 June 2009, 60% of such units for the year ending 30 June 2010 and 50% of such units for the year ending 30 June 2011.

(ii) As disclosed in an announcement dated 6 July 2007, Henderson Real Estate Agency Limited ("HREAL") and Heng Lai Construction Company Limited ("Heng Lai"), both wholly-owned subsidiaries of the Company, entered into the project management agreement (the "Project Management Agreement") and the prime cost contract (the "Prime Cost Contract") respectively with Bright Gold Limited ("Bright Gold") on 6 July 2007, in respect of the proposed residential development comprising two blocks of highrise residential buildings, five blocks of lowrise residential buildings and ancillary car parking spaces at Sha Tin Town Lot STTL 539, New Territories, Hong Kong (the "Development").

The Project Management Agreement stipulated the provision by HREAL of full project management services, project sale, sales management, marketing services and the procurement by HREAL of the provision of estate and building management services for the Development for respective periods not exceeding three years at the fees receivable by the Group as disclosed in the announcement. The Prime Cost Contract related to the appointment of Heng Lai as main contractor for three years from 6 July 2007 to construct and complete the Development at the main contractor fees together with payments for construction works performed and/or materials supplied by the Group as disclosed in the announcement.

It was anticipated that the annual aggregate amounts receivable by the Group for each of the three years commencing from 6 July 2007 shall not exceed:

(a) for the Project Management Agreement, HK$60.0 million; and

(b) for the Prime Cost Contract, HK$35.0 million.

Since Dr. Lee Shau Kee (being the Chairman of the Board and an executive Director of the Company) had a 100% deemed interest under the Listing Rules in the issued capital of Bright Gold (being a company indirectly controlled by the private trust of the family of Dr. Lee Shau Kee), Bright Gold was a connected person of the Company under the Listing Rules.

The entering into of the Project Management Agreement by HREAL and the Prime Cost Contract by Heng Lai constituted continuing connected transactions of the Company subject to the annual review and reporting requirements under the Listing Rules.

(iii) As disclosed in the announcement dated 3 August 2007, the Group as purchaser entered into two acquisition agreements on 3 August 2007 for the purposes of (1) the acquisition of 100% interest in Amanwana Limited together with the relevant shareholders' loans from Mr. Lee Ka Kit and Well Line Development Limited as vendors; and (2) the acquisitions of 25% interest in Shellson International Limited, 50% interest in Perlin Development Limited and 50% interest in Quickcentre Properties Limited together with the relevant shareholders' loans from Mr. Lee Ka Kit as vendor, at an aggregate consideration of HK$2,081.6 million subject to the adjustments as stated in the acquisition agreements (collectively, the "Acquisitions"). The Acquisitions comprised certain interests in a piece of land with a total site area of approximately 107,306 square feet at Lot No.155, Nanjing Road East, Huangpu District, Shanghai, the People's Republic of China ("PRC"), a commercial podium plus a car park basement and apartment and office towers in Dongcheng District, Beijing and certain other properties in Beijing and Shanghai, the PRC.

Mr. Lee Ka Kit is the Vice-Chairman and an executive director of the Company and Well Line Development Limited is a wholly-owned subsidiary of Henderson Development Limited which is a substantial shareholder of the Company (thus both are connected persons of the Company), the entering into of the said agreements constituted connected transactions for the Company.

(iv) As disclosed in the joint announcement dated 29 August 2007, Uniland Development Limited ("UDL"), a wholly-owned subsidiary of Henderson Investment entered into the sale and purchase agreement as the purchaser with seven vendors on 29 August 2007 for the acquisition of 35.94% interest, being all the remaining interest in China Investment Group Limited ("CIG"), the principal business activities of which (including its subsidiaries) are investment holding and the infrastructure business, at a total consideration of HK$145.02 million.

Among the vendors, (a) Wong Ying Wai was a director of CIG, a subsidiary of the Company and Henderson Investment; (b) both Gem Gain Enterprises Limited and Greyhound Investments L.P. were substantial shareholders (each holding 10% interest) of CIG; (c) Pearl Assets Limited was a company controlled by Jackson Woo Ka Biu who was a director of CIG and an alternate to Woo Po Shing, a director of both the Company and Henderson Investment; and (d) each of Sino Grand Investments Limited and Welson Investment Limited was a company controlled by Wong Ying Wai and Choi Koon Shum respectively, each being a director of CIG, and was therefore an associate of a director of a subsidiary of the Company and Henderson Investment. Each of the vendors mentioned in (a) to (d) above was therefore a connected person of the Company and Henderson Investment within the meaning of the Listing Rules. The relevant transaction therefore constituted a connected transaction for each of the Company and Henderson Investment for the purpose of the Listing Rules. The aggregate consideration paid to the said connected persons amounted to HK$134.26 million.

(7) As disclosed in the announcement dated 27 March 2007, the Company and Henderson Investment entered into an agreement on the same day pursuant to which the Group acquired from the Henderson Investment Group all the assets (other than the Remaining Companies as defined in the said announcement) of the Henderson Investment Group, including the property portfolio, the 31.36% interest in Hong Kong Ferry (Holdings) Company Limited, and the 44.21% interest in Miramar Hotel and Investment Company, Limited at an aggregate consideration of approximately HK$12,072.6 million (the "Acquisition"). The Acquisition constituted a discloseable transaction as defined under the Listing Rules and a contract of significance under the applicable laws and a circular detailing the Acquisition was dispatched by the Company to shareholders of the Company on 20 April 2007.

(8) The material related party transactions set out in note 37 to the accounts on pages 178 and 179 include transactions that constitute connected/continuing connected transactions for which the disclosure requirements under the Listing Rules have been met.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, the interests of Directors of the Company in businesses which might compete with the Group during the year ended 30 June 2007 and as at 30 June 2007 were as follows:

Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, Directors of the Company, have deemed interests and/or held directorships in companies engaged in the businesses of property investment, development and management in Hong Kong and Mainland China. As those companies which might have competing businesses with the Group were involved in the investment, development and management of properties of different types and/or in different locations, the Group, maintaining three independent non-executive directors, has been operating independently of, and at arm's length from, the businesses of those companies.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is of a duration exceeding three years or which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

Except for the share placement in November 2006 by the Company, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year under review.

Major Customers and Suppliers

For the financial year ended 30 June 2007:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent of the Group's total purchases.

(2) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent of the Group's total turnover.

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 84 to 89.

Retirement Benefits Scheme

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Scheme Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions of the Scheme utilised during the year was HK$1,630,000 (2006: HK$502,000). As at 30 June 2007, there were no forfeited contributions that could be utilised to reduce the Group's contributions to the Scheme (2006: Nil).

No employees of the Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. The total amount so utilised in the year ended 30 June 2007 was HK$647,000 (2006: HK$955,000) and the balance available to be utilised as at 30 June 2007 was HK$38,000 (2006: HK$153,000).

The Group also participates in the state-organised pension scheme operated by the Government of the PRC for its PRC employees and contributes a certain percentage of the employees' covered payroll to fund the benefits.

The Group's retirement costs charged to the profit and loss account for the year ended 30 June 2007 were HK$41,437,000 (2006: HK$36,086,000).

Revolving Credit Agreement with Covenants of the Controlling Shareholders

As disclosed in the Company's announcement dated 17 September 2004, a wholly-owned subsidiary of the Company and a wholly-owned subsidiary of Henderson Investment Limited ("Henderson Investment"), as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amounts (the "First Facility") from a syndicate of banks under the respective several guarantees given by the Company and Henderson Investment.

In connection with the First Facility, it will be an event of default if the Company ceases to own and control at least 51 per cent of the issued equity share capital of Henderson Investment or if either the Company or Henderson Investment ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the First Facility may become due and payable on demand.

As also disclosed in the Company's announcement dated 26 July 2006, a wholly-owned subsidiary of the Company, as borrower, has obtained a HK$13,350,000,000 5-year revolving credit facility (the "Second Facility") from a syndicate of banks under the guarantee given by the Company.

In connection with the Second Facility, it will be an event of default if the Company ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the Second Facility may become due and payable on demand.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditors

A resolution for the re-appointment of KPMG as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 92 to 98.

On behalf of the Board

Lee Shau Kee
Chairman

Hong Kong, 17 September 2007

Biographical Details of Directors and Senior Management

Executive Directors

Dr. the Hon. LEE Shau Kee *GBM, DBA (Hon), DSSc (Hon), LLD (Hon)*, aged 78, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1976 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Investment Limited, the chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee was awarded Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. Dr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Mr. Lee Tat Man and Madam Fung Lee Woon King, the father of Ms. Lee Pui Man, Margaret, Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit aged 44, National Committee Member of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1985 and Vice Chairman since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the PRC business of Henderson Land Group since he joined the Company in 1985. Mr. Lee is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin *BSc, ACIB, MBIM, FCILT*, aged 56, joined the Company in 1982 and has been an Executive Director since 1985 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 34 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Investment Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. He is a member of the Court of The University of Hong Kong and is a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE Ka Shing aged 36, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee and of the 9th Foshan Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited, managing director of Miramar Hotel and Investment Company, Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

YIP Ying Chee, John *LLB, FCIS*, aged 58, has been an Executive Director of the Company since 1997. He graduated from the University of Hong Kong and the London School of Economics and is a solicitor and a certified public accountant. He has over 30 years' experience in corporate finance, and corporate and investment management.

AU Siu Kee, Alexander *OBE, ACA, FCCA, FCPA, FCIB, FHKIB*, aged 60. Mr. Au has been an Executive Director and the Chief Financial Officer of the Company since 8 December 2005. A banker by profession, he was the chief executive officer of Hang Seng Bank Limited from October 1993 to March 1998 and of Oversea-Chinese Banking Corporation Limited in Singapore from September 1998 to April 2002. He was formerly a non-executive director of a number of leading companies including The Hongkong and Shanghai Banking Corporation Limited, MTR Corporation Limited and Hang Lung Group Limited. Currently Mr. Au is an independent non-executive director of Wheelock and Company Limited. Within the Henderson Land Group, he is a non-executive director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. He is also a member of the Council of the Hong Kong University of Science and Technology. An accountant by training, Mr Au is a Chartered Accountant as well as a Fellow of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Biographical Details of Directors and Senior Management

SUEN Kwok Lam *MH, FHIREA*, aged 60, joined the Company in 1997 and has been an Executive Director of the Company since January 2002. He is also an executive director of Henderson Investment Limited. He is the President of Hong Kong Association of Property Management Companies, the Vice President of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005.

LEE King Yue aged 81, has been an Executive Director of the Company since 1976. He joined Henderson Development Limited, the parent company of the Company on its incorporation in 1973 and has been engaged with Chairman in property development for over 50 years. He is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Yamina Investment Limited, Believegood Limited, Cameron Enterprise Inc. and South Base Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

FUNG LEE Woon King aged 69, has been an Executive Director of the Company since 1976. She joined Henderson Development Limited ("Henderson Development"), the parent company of the Company as treasurer in 1974 and has been an executive director of Henderson Development since 1979. She is also the treasurer of Henderson Development Group, Henderson Land Group and Henderson Investment Group. Madam Fung is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development, Yamina Investment Limited, Believegood Limited, Cameron Enterprise Inc. and South Base Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. She is the sister of Dr. Lee Shau Kee and Mr. Lee Tat Man.

LAU Yum Chuen, Eddie aged 61, has been an Executive Director of the Company since 1987. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

LI Ning *BSc, MBA*, aged 50, has been an Executive Director of the Company since 1992. He holds a B.Sc. degree from Babson College and an M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited. He is the son-in-law of Dr. Lee Shau Kee, the spouse of Ms. Lee Pui Man, Margaret and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

KWOK Ping Ho, Patrick *BSc, MSc*, Post-Graduate Diploma in Surveying, ACIB, aged 55, joined the Company in 1987 and has been an Executive Director since 1993. He holds a B.Sc. (Engineering) degree as well as an M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Investment Limited and a non-executive director of Henderson Sunlight Asset Management Limited, the manager of the publicly-listed Sunlight Real Estate Investment Trust.

Biographical Details of Directors and Senior Management

Non-executive Directors

Sir Po-shing WOO *Hon LLD, FCIArb, FIMgt, FInstD, FHKMA*, aged 78, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Investment Limited and Sun Hung Kai Properties Limited. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of the King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Development Limited which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

LEUNG Hay Man *FRICS, FCIArb, FHKIS*, aged 73, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a Chartered Surveyor. He is also a director of Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited.

LEE Pui Ling, Angelina *JP, LLB, FCA*, aged 58, has been a Director of the Company since 1996 and was re-designated as Non-executive Director in 2004. Mrs. Lee is a Partner of the firm of solicitors, Woo, Kwan, Lee & Lo, and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mrs. Lee is active in public service and is currently a Non-executive Director of the Securities and Futures Commission and a member of its Takeover and Mergers Panel and Takeovers Appeal Committee, and a Non-executive Director of the Mandatory Provident Fund Schemes Authority. She is also a director of a number of listed companies in Hong Kong.

LEE Tat Man aged 70, has been a Director of the Company since 1976. He has been engaged in property development in Hong Kong for more than 30 years and is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee and Madam Fung Lee Woon King.

WOO Ka Biu, Jackson *MA (Oxon)*, aged 45, has been the Alternate Director to Sir Po-shing Woo, Director of the Company since July 2000 and was re-designated as Non-executive Director in 2004, following the re-designation of Sir Po-shing Woo as Non-executive Director. He is a director of Kailey Group of Companies. He holds an MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Mr. Woo is currently a partner of Jackson Woo & Associates and was a director of N. M. Rothschild & Sons (Hong Kong) Limited ("Rothschild"). Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Independent Non-executive Directors

KWONG Che Keung, Gordon *FCA*, aged 58, has been an Independent Non-executive Director of the Company since 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is an independent non-executive director of Henderson Investment Limited and a number of other Hong Kong listed companies.

Professor KO Ping Keung *PhD, FIEEE, FHKIE, JP*, aged 56, has been an Independent Non-executive Director of the Company since 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of Beijing and Tsinghua University and Emeritus Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is also an independent non-executive director of Henderson Investment Limited.

Biographical Details of Directors and Senior Management

WU King Cheong *BBS, JP*, aged 56, has been an Independent Non-executive Director of the Company since 2005. He is a Councillor of the Eastern District Council of the Hong Kong Special Administrative Region, Vice Chairman of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier Pacific Holdings Limited, Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

Senior Management

KWOK Man Cheung, Victor *BA (AS), B Arch (Dist), MSc (Con P Mgt), EMBA, FHKIA, MAPM, RIBA, Authorised Person (Architect), Registered Architect (HK), PRC Class 1 Registered Architect Qualification*, aged 54, joined the Company in 2005 and is presently the General Manager of Project Management (2) Department. He possesses professional qualifications of both a project manager and an architect. He holds a Bachelor of Architecture (Distinction) degree and a Master of Science in Construction Project Management degree from the University of Hong Kong, and an Executive Master of Business Administration degree from Tsinghua University. He is a Fellow Member of The Hong Kong Institute of Architects and a Member of Association of Project Management. He has over 29 years of professional experience in the property and construction industry of Hong Kong and Mainland China.

WONG Ho Ming, Augustine *MSc, MEcon, FHKIS, MRICS, MCIArb, RPS (GP)*, aged 46, joined the Company in 1996 and is presently the General Manager of Property Development Department. He is a registered professional surveyor and has over 23 years' experience in property appraisal, dealing and development.

LEUNG Kam Leung *MSc, PGDMS, FHKIS, FRICS, RPS (GP)*, aged 54, joined the Company in 1997 and is presently the General Manager of Property Planning Department. He holds a Master of Science degree in International Real Estate and a Postgraduate Diploma in Management Studies. He is a Fellow Member of The Hong Kong Institute of Surveyors and The Royal Institution of Chartered Surveyors and is also a Registered Professional Surveyor. He has over 30 years' experience in land and property development. Prior to joining the Company, Mr. Leung held a Chief Estate Surveyor post in the Lands Department of the Hong Kong Government and had over 20 years' experience in government land disposal, land exchange, lease modification and premium assessment. He is currently serving on several government advisory committees.

WONG Wing Hoo, Billy *JP, BSc, FHKIE, FIHT, FHKIHT, RPE*, aged 50, joined the Company in 2006 and is presently the General Manager of Construction Department. He is a fellow member of the Hong Kong Institution of Engineers, Institution of Highways and Transportation and Hong Kong Institution of Highways and Transportation. He is also a Registered Professional Engineer under the Engineers Registration Ordinance Chapter 409. Mr. Wong was appointed as a Justice of the Peace in 2005. He served as President of Hong Kong Construction Association and Chairman of Construction Industry Training Authority, and is currently a member of Construction Industry Council and Permanent Supervisor of Hong Kong Construction Association.

TSE Wai Chuen, Tony *FRICS, FHKIS, RPS (GP), CIREA*, aged 53, joined the Company in 2005 and is the General Manager of Sales Department. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors, the Chairman of the Real Estate Services Training Board, Vocational Training Council and Member of Election Committee (Architectural, Surveying and Planning Sector). Mr. Tse has over 30 years' experience in property investment and development and was the President of The Hong Kong Institute of Surveyors in 2004 and member of Town Planning Board from 2002 to 2006.

LEE Pui Man, Margaret *BHum (Hons)*, aged 46, joined the Company in 1984 and is presently the General Manager of Portfolio Leasing Department since 1988. She holds a B. Hum. (Honours) degree from the University of London and has over 23 years' experience in marketing development. She is the eldest daughter of Dr. Lee Shau Kee, the spouse of Mr. Li Ning and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

SIT Pak Wing *ACIS, FHIREA*, aged 59, joined the Company in 1991 and is presently the Deputy General Manager of Portfolio Leasing Department. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in marketing development, leasing and property management.

Biographical Details of Directors and Senior Management

LIU Cheung Yuen, Timon *BEc, FCPA, CA (Aust), FCS, FCIS*, aged 49, joined the Henderson Land Group in 2005 and is presently the Group Company Secretary. Mr. Liu graduated from Monash University, Australia with a bachelor's degree in Economics. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and The Hong Kong Institute of Chartered Secretaries, and an associate of The Institute of Chartered Accountants in Australia. He has over 24 years' experience in accounting, auditing, corporate finance, corporate investment and development, and company secretarial practice.

WONG Wing Kee, Christopher *BSc(Econ), ACA*, aged 44, joined the Company in June 2007 and is presently the General Manager of Accounts Department. Mr. Wong graduated from The London School of Economics and Political Science, University of London and is an associate member of the Institute of Chartered Accountants in England & Wales. He has over 20 years of experience in accounting, auditing, investment banking and corporate finance in the United Kingdom and in Hong Kong. Prior to joining the Company, Mr. Wong was the Chief Financial Officer of Kerry Properties Limited between December 2004 and May 2007.

CHAO Lung Yu *FCCA, CPA*, aged 47, joined the Henderson Land Group in 1990 and was appointed Qualified Accountant of the Company in March 2004. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He has over 20 years' experience in accounting and auditing.

Financial Statements

Report of the Independent Auditor



To the Shareholders of Henderson Land Development Company Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of Henderson Land Development Company Limited (the "Company") set out on pages 123 to 187, which comprise the consolidated and company balance sheets as at 30 June 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these accounts based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

17 September 2007

Consolidated Profit and Loss Account

For the year ended 30 June 2007

	Note	2007 HK$ million	2006 HK$ million
Turnover	5	**8,355.9**	6,773.0
Direct costs		**(3,646.5)**	(3,084.0)
		4,709.4	3,689.0
Other revenue	6	**348.8**	199.1
Other net income	6	**24.9**	18.8
Other operating income, net	7	**145.2**	1,335.9
Selling and marketing expenses		**(725.8)**	(377.6)
Administrative expenses		**(1,015.6)**	(810.1)
Profit from operations before changes in fair value of investment properties		**3,486.9**	4,055.1
Increase in fair value of investment properties		**1,981.4**	7,297.0
Profit from operations after changes in fair value of investment properties		**5,468.3**	11,352.1
Finance costs	8(a)	**(507.7)**	(496.2)
		4,960.6	10,855.9
Share of profits less losses of associates		**4,058.0**	2,534.8
Share of profits less losses of jointly controlled entities		**3,653.1**	3,805.3
Profit before taxation	8	**12,671.7**	17,196.0
Income tax	9(a)	**(698.1)**	(1,591.7)
Profit for the year		**11,973.6**	15,604.3
Attributable to:			
Equity shareholders of the Company	12 & 32	**9,817.7**	13,548.7
Minority interests	32	**2,155.9**	2,055.6
Profit for the year	32	**11,973.6**	15,604.3
Dividends payable to equity shareholders of the Company attributable to the year:	13		
Interim dividend declared during the year		**777.0**	725.8
Final dividend proposed after the balance sheet date		**1,359.8**	1,179.5
		2,136.8	1,905.3
Earnings per share – basic and diluted	14(a)	**HK$ 5.19**	HK$ 7.47
Adjusted earnings per share	14(b)	***HK$ 3.11***	*HK$ 2.90*

The notes on pages 129 to 187 form part of these accounts.

Balance Sheets

At 30 June 2007

	Note	The Group 2007 HK$ million	The Group 2006 HK$ million	The Company 2007 HK$ million	The Company 2006 HK$ million
Non-current assets					
Fixed assets	*16*	**52,830.7**	56,868.0	**—**	—
Toll highway operation rights	*17*	**178.9**	171.1	**—**	—
Interests in leasehold land held for own use under operating leases	*18*	**1,033.9**	223.3	**—**	—
Interest in subsidiaries	*19*	**—**	—	**53,983.4**	38,176.6
Interest in associates	*20*	**20,536.3**	16,962.6	**364.9**	472.4
Interest in jointly controlled entities	*21*	**11,167.9**	16,026.1	**124.5**	121.5
Other financial assets	*22*	**2,089.8**	1,456.1	**—**	—
Deferred tax assets	*9(c)*	**108.9**	163.2	**—**	—
		87,946.4	91,870.4	**54,472.8**	38,770.5
Current assets					
Deposits for acquisition of properties	*23*	**2,034.6**	1,245.4	**—**	—
Inventories	*24*	**29,382.8**	21,036.0	**—**	—
Trade and other receivables	*25*	**3,525.3**	3,386.2	**24.9**	43.1
Cash held by stakeholders		**67.6**	23.4	**—**	—
Pledged bank deposits		**—**	20.2	**—**	—
Cash and cash equivalents	*27*	**9,520.0**	7,638.9	**0.7**	0.7
		44,530.3	33,350.1	**25.6**	43.8
Assets classified as held for sale	*31*	**419.8**	702.8	**—**	—
		44,950.1	34,052.9	**25.6**	43.8
Current liabilities					
Trade and other payables	*28*	**4,397.0**	2,730.1	**105.1**	118.3
Bank loans and overdrafts	*29*	**3,007.4**	7,029.2	**—**	—
Current taxation		**736.6**	635.0	**—**	—
		8,141.0	10,394.3	**105.1**	118.3
Liabilities associated with assets classified as held for sale	*31*	**0.5**	171.5	**—**	—
		8,141.5	10,565.8	**105.1**	118.3

Balance Sheets

At 30 June 2007

	Note	The Group 2007 HK$ million	The Group 2006 HK$ million	The Company 2007 HK$ million	The Company 2006 HK$ million
Net current assets/(liabilities)		**36,808.6**	23,487.1	**(79.5)**	(74.5)
Total assets less current liabilities		**124,755.0**	115,357.5	**54,393.3**	38,696.0
Non-current liabilities					
Bank loans	*29*	**15,262.7**	13,665.3	**—**	—
Amount due to a fellow subsidiary	*30*	**2,447.2**	1,858.9	**—**	—
Deferred tax liabilities	*9(c)*	**6,301.5**	6,050.4	**—**	—
		24,011.4	21,574.6	**—**	—
NET ASSETS		**100,743.6**	93,782.9	**54,393.3**	38,696.0
CAPITAL AND RESERVES	*32*				
Share capital		**3,885.2**	3,629.2	**3,885.2**	3,629.2
Reserves		**88,333.9**	74,334.9	**50,508.1**	35,066.8
Total equity attributable to equity shareholders of the Company		**92,219.1**	77,964.1	**54,393.3**	38,696.0
Minority interests		**8,524.5**	15,818.8	**—**	—
TOTAL EQUITY		**100,743.6**	93,782.9	**54,393.3**	38,696.0

Approved and authorised for issue by the Board of Directors on 17 September 2007.

Lee Shau Kee
Lee Tat Man
Directors

The notes on pages 129 to 187 form part of these accounts.

Consolidated Statement of Changes in Equity

For the year ended 30 June 2007

	Note	2007		2006	
		HK$ million	HK$ million	HK$ million	HK$ million
Total equity at 1 July			**93,782.9**		79,821.3
Net income for the year recognised directly in equity:					
Exchange difference on translation of accounts of foreign entities	*32*		**842.8**		304.3
Revaluation surpluses net of deferred taxation	*32*		**—**		71.2
Changes in fair value of available-for-sale securities	*32*		**326.5**		146.9
Net income for the year recognised directly in equity			**1,169.3**		522.4
Transfers from equity:					
Transfer to profit or loss on impairment of available-for-sale securities	*32*		**13.5**		—
Realisation of exchange reserve on disposal of a subsidiary	*32*		**(18.9)**		—
			(5.4)		—
Net profit for the year	*32*		**11,973.6**		15,604.3
Total recognised income and expenses for the year			**13,137.5**		16,126.7
Attributable to:					
— Equity shareholders of the Company		**10,786.7**		14,018.0	
— Minority interests		**2,350.8**		2,108.7	
		13,137.5		16,126.7	
Dividends declared and approved during the year	*32*		**(2,039.7)**		(1,814.6)
Dividends paid to minority shareholders	*32*		**(5,281.3)**		(310.1)
Distribution to minority shareholders	*32*		**(90.3)**		—
Increase in shareholdings in subsidiaries	*32*		**174.0**		—
Disposal of subsidiaries	*32*		**(2,594.3)**		—
Privatisation of listed subsidiaries	*32*		**—**		(2,382.7)
Share placement of a listed subsidiary	*32*		**—**		2,272.0
(Repayment to)/Advances from minority shareholders, net	*32*		**(1,853.2)**		70.3
Movements in equity arising from capital transactions:					
— Issue of shares	*32*	**256.0**		—	
— Net share premium received	*32*	**5,252.0**	**5,508.0**	—	—
Total equity at 30 June			**100,743.6**		93,782.9

The notes on pages 129 to 187 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 30 June 2007

	Note	2007 HK$ million	2006 HK$ million
Operating activities			
Profit before taxation		**12,671.7**	17,196.0
Adjustments for:			
— Interest income		**(382.4)**	(280.7)
— Dividend income from investments		**(15.7)**	(20.4)
— Fixed assets written off		**17.4**	—
— Loss on disposal of fixed assets		**11.6**	8.1
— Deemed profit on placement of a listed subsidiary's shares		**—**	(829.6)
— Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination		**(352.4)**	(812.5)
— Reversal of impairment loss on properties under development for own use		**—**	(86.0)
— Provision/(write-back of provision) on inventories		**24.4**	(26.3)
— Impairment loss for bad and doubtful debts		**81.1**	34.3
— Impairment loss on fixed assets other than investment properties		**—**	4.5
— Impairment loss on goodwill		**—**	161.8
— Net gain on disposal of subsidiaries	*33(a)*	**(35.7)**	(24.3)
— Loss on sale of listed investments		**2.0**	—
— Impairment loss on available-for-sale securities		**13.5**	—
— Increase in fair value of investment properties		**(1,981.4)**	(7,297.0)
— Finance costs		**507.7**	496.2
— Amortisation and depreciation		**114.8**	122.1
— Share of profits less losses of associates		**(4,058.0)**	(2,534.8)
— Share of profits less losses of jointly controlled entities		**(3,653.1)**	(3,805.3)
— Net foreign exchange gain		**(61.9)**	(17.3)
Operating profit before changes in working capital		**2,903.6**	2,288.8
Decrease/(increase) in instalments receivable		**208.9**	(1,032.6)
Decrease in long term receivable		**19.0**	16.2
Increase in deposits for acquisition of properties		**(770.9)**	(553.1)
Increase in inventories		**(2,225.9)**	(886.6)
Increase in debtors, prepayments and deposits		**(497.7)**	(34.6)
(Increase)/decrease in gross amount due from customers for contract work		**(8.7)**	31.6
(Increase)/decrease in cash held by stakeholders		**(44.2)**	32.5
(Decrease)/increase in creditors and accrued expenses		**(105.2)**	491.1
Decrease in gross amount due to customers for contract work		**—**	(8.2)
Increase in forward sales deposits		**1,290.7**	—
Increase in rental and other deposits		**51.2**	57.0
Cash generated from operations		**820.8**	402.1
Interest received		**90.4**	114.3
Tax paid			
— Hong Kong		**(261.8)**	(320.1)
— Outside Hong Kong		**(35.8)**	(38.3)
Net cash generated from operating activities		**613.6**	158.0

Consolidated Cash Flow Statement

For the year ended 30 June 2007

	Note	2007 HK$ million	2006 HK$ million
Investing activities			
Additions to fixed assets		**(974.8)**	(1,639.9)
Proceeds from sale of fixed assets		**63.4**	3.4
Additional investments in associates		**(32.6)**	(814.6)
(Advances to)/repayment from associates		**(149.6)**	361.0
Repayment from jointly controlled entities		**6,495.6**	207.6
Additional investments in jointly controlled entities		**(534.5)**	—
Payment for the purchase of available-for-sale securities		**(251.6)**	(45.1)
Proceeds from sale of available-for-sale securities		**103.3**	—
Proceeds from redemption of held-to-maturity securities		**11.5**	—
Proceeds from sale of subsidiaries	*33(a)*	**1,770.5**	117.3
Acquisition of a subsidiary	*33(b)*	**—**	(790.0)
Additional investments in subsidiaries		**(67.6)**	—
Payment for privatisation of listed subsidiaries		**—**	(1,651.9)
Interest received		**312.1**	168.0
Repayment of loans receivable		**31.6**	—
Release of pledged bank deposits		**20.2**	—
Dividends received from associates		**928.5**	916.6
Dividends received from jointly controlled entities		**314.2**	781.4
Dividends received from available-for-sale securities		**15.7**	20.4
Net cash generated from/(used in) investing activities		**8,055.9**	(2,365.8)
Financing activities			
Proceeds received from share placement of a listed subsidiary		**—**	3,103.1
Repayment to minority shareholders, net		**(1,756.8)**	(93.9)
Proceeds from new bank loans		**9,357.6**	8,751.2
Repayment of bank loans		**(11,900.0)**	(3,939.4)
Payment for the redemption of guaranteed convertible notes		**—**	(154.7)
Increase in amount due to a fellow subsidiary		**371.1**	695.0
Interest and other borrowing costs paid		**(993.1)**	(805.1)
Proceeds from issue of shares		**5,508.0**	—
Expenses paid in connection with share placement		**—**	(1.5)
Dividends paid to equity shareholders of the Company		**(2,039.7)**	(1,814.6)
Distribution to minority shareholders		**(90.3)**	—
Dividends paid to minority shareholders		**(5,281.3)**	(310.1)
Net cash (used in)/generated from financing activities		**(6,824.5)**	5,430.0
Net increase in cash and cash equivalents		**1,845.0**	3,222.2
Cash and cash equivalents as at 1 July		**7,458.0**	4,231.2
Effect of foreign exchange rate changes		**124.1**	4.6
Cash and cash equivalents as at 30 June	*27*	**9,427.1**	7,458.0

The notes on pages 129 to 187 form part of these accounts.

1 General information

Henderson Land Development Company Limited (the "Company") is incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited. The address of the Company's registered office and principal place of business is 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

The principal activity of the Company is investment holding and the principal activities of its subsidiaries are property development and investment, finance, construction, infrastructure, hotel operation and management, department store operations, project management, investment holding and property management.

2 Principal accounting policies

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The adoption of these new developments, to the extent that they are relevant to the Group, did not have significant impact on the Group's results of operations and financial position for the current and prior accounting periods presented in these accounts.

Up to the date of issue of these accounts, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 30 June 2007 and which have not been adopted in these accounts.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments may result in new or amended disclosure in the accounts.

		Effective for accounting periods beginning on or after
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007
HKFRS 7	Financial instruments: disclosures	1 January 2007
HKFRS 8	Operating segments	1 January 2009

In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations and financial position.

2 Principal accounting policies (continued)

(b) Basis of preparation of the accounts

The consolidated accounts for the year ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the accounts is the historical cost basis except that the following assets are stated at their fair values as explained in the accounting policies set out below:

— financial instruments classified as available-for-sale securities (see note 2(f)); and

— investment properties (see note 2(g)(i)).

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs and estimates that have significant effect on the accounts are discussed in note 3.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated accounts from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(k)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(x)).

2 Principal accounting policies (continued)

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(x)). The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year (see notes 2(e) and (k)).

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 2(k)), unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(x)).

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(k)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2 Principal accounting policies (continued)

(f) Other investments in debt and equity securities

The Group's policies for investments in debt and equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Dated debt securities that the Group has the positive ability and intention to hold to maturity are classified as held-to-maturity debt securities. Held-to-maturity debt securities are stated in the balance sheet at amortised cost less impairment losses (see note 2(k)).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(k)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At each balance sheet date the fair value is re-measured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses in respect of monetary items such as debt securities which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised or impaired (see note 2(k)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) Fixed assets

(i) Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 2(j)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 2(u)(ii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(j)(i)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 2(j).

Property that is being constructed or developed for future use as investment property is classified as investment properties under development and stated at cost, including borrowing costs capitalised (see note 2(w)), aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 2(k)). When the construction or development is complete, it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

2 Principal accounting policies (continued)

(g) Fixed assets (continued)

(ii) Other property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation (see note 2(h)) and impairment losses (see note 2(k)):

— hotel properties;

— other land and buildings;

— bridges; and

— other items of plant and equipment.

The cost of self-constructed items of property, plant and equipment includes the aggregate cost of development, materials and supplies, wages, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of borrowing costs (see note 2(w)) and other direct expenses.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

(h) Depreciation of fixed assets

(i) Investment properties and investment properties under development

No depreciation is provided on investment properties and investment properties under development.

(ii) Properties under development for own use

No depreciation is provided until such time as the relevant assets are complete and put into use.

(iii) Hotel properties and other land and buildings

Depreciation is provided on the cost of the leasehold land of properties over the unexpired terms of the leases. Costs of buildings thereon are depreciated on a straight-line basis over the unexpired terms of the respective leases or 40 years if shorter.

(iv) Other property, plant and equipment

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Leasehold improvement, furniture and fixtures	5 years
Bridges	Over the operating periods
Others	2 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Toll highway operation rights

Toll highway operation rights are stated at cost less accumulated amortisation and impairment losses (see note 2(k)).

Amortisation is provided to write off the cost of toll highway operation rights using the straight-line method over the operating period of 25 years.

Toll highway operation rights are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising from derecognition of toll highway operation rights are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

2 Principal accounting policies (continued)

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

— property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if it were held under a finance lease (see note 2(g)(i)); and

— land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 2(g)(i)) or is held for development for sale (see note 2(l)).

(k) Impairment of assets

(i) Impairment of investments in debt and equity securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

2 Principal accounting policies (continued)

(k) Impairment of assets (continued)

(i) *Impairment of investments in debt and equity securities and other receivables (continued)*

— For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit or loss.

(ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets (other than properties carried at revalued amounts);

— toll highway operation rights;

— pre-paid interests in leasehold land classified as being held under an operating lease;

— investments in subsidiaries, associates and jointly controlled entities (except for those classified as held for sale (or included in a disposal group that is classified as held for sale)) (see note 2(x)); and

— goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, the recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

2 Principal accounting policies (continued)

(l) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost and net realisable value are determined as follows:

(i) *Leasehold land*
The cost of leasehold land, which is held for development for sale, represents the cost of acquisition and the premium, if any, payable to the relevant government authorities. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(ii) *Property held for and under development for sale*
The cost of properties held for and under development for sale comprises specifically identified cost, including borrowing costs capitalised (see note 2(w)), aggregate cost of development, materials and supplies, wages and other direct expenses. Net realisable value represents the estimated selling price, based on prevailing market conditions, less estimated costs of completion and costs to be incurred in selling the property.

(iii) *Completed properties for sale*
Cost is determined by apportionment of the total land and development costs for that development project, attributable to the unsold properties. Net realisable value represents the estimated selling price, based on prevailing market conditions, less costs to be incurred in selling the property.

(iv) *Retail, catering stocks and trading goods*
Cost is calculated using the weighted average cost formula and comprises all costs of purchase. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(m) Construction contracts

The accounting policy for contract revenue is set out in note 2(u)(iv). When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense by reference to the stage of completion of the contract at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings not yet paid by the customers are included in the balance sheet under "Debtors, prepayments and deposits".

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(k)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(k)).

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

2 Principal accounting policies (continued)

(p) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 2(t)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(r) Employee benefits

(i) *Short term employee benefits and contributions to defined contribution retirement plans*
Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) *Termination benefits*
Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(s) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2 Principal accounting policies (continued)

(s) Income tax (continued)

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(t) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(t)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2 Principal accounting policies (continued)

(u) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) *Sale of properties*
Revenue arising from the sale of properties held for sale is recognised upon the signing of the sale and purchase agreement or the issue of an occupation permit or a completion certificate by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received.

(ii) *Rental income from operating leases*
Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) *Interest income*
Interest income is recognised as it accrues using the effective interest method.

(iv) *Contract revenue*
When the outcome of a construction contract can be estimated reliably:

— revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to the estimated total contract costs for the contract; and

— revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus an appropriate proportion of the total fee, measured by reference to the proportion that the costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(v) *Toll fee income*
Toll fee income is recognised when services are provided.

(vi) *Hotel operation*
Income from hotel operation is recognised when services are provided.

(vii) *Sale of goods*
Sale of goods from department store operations is recognised when goods are delivered which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership.

(viii) *Dividends*

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

2 Principal accounting policies (continued)

(v) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 July 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 July 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(w) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(x) Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy, so far as the accounts of the Group are concerned are deferred tax assets, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 2.

Impairment losses on initial classification as held for sale, and on subsequent re-measurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

2 Principal accounting policies (continued)

(y) Related parties

For the purposes of these accounts, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(z) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these accounts.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and fixed assets. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

3 Accounting estimates and judgements

The key sources of estimation, uncertainty and critical accounting judgements in applying the Group's accounting policies are described below.

(a) Valuation of investment properties

As described in note 16, investment properties are stated at fair value based on the valuation performed by an independent firm of professional valuers after taking into consideration the net rental income allowing for reversionary income potential.

In determining the fair value, the valuers have based on a method of valuation which involves, inter-alia, certain estimates including current market rents for similar properties in the same location and condition, appropriate discount rates and expected future market rents. In relying on the valuation report, the management has exercised their judgement and are satisfied that the method of valuation is reflective of the current market condition.

(b) Impairment of non-current assets

If circumstances indicate that the carrying amounts of fixed assets (other than investment properties), toll highway operations rights and interests in leasehold land held for own use under operating leases may not be recoverable, the assets may be considered impaired and are tested for impairment. An impairment loss is recognised when the asset's recoverable amount has declined below its carrying amount. The recoverable amount is the greater of the net selling price and value in use. In determining the recoverable amount which requires significant judgements, the Group estimates the future cash flows to be derived from continuing use and ultimate disposal of the asset and applies an appropriate discount rate to these future cash flows.

(c) Write-down of inventories for property development

Management performs a regular review on the carrying amounts of inventories for property development. Based on management's review, write-down of inventories for property development will be made when the estimated net realisable value has declined below the carrying amount.

In determining the net realisable value of completed properties for sale, management refers to prevailing market data such as recent sales transactions, market survey reports available from independent property valuers and internally available information, as bases for evaluation.

In respect of leasehold land held for future development and properties held for/under development for sale, the estimate of net realisable value requires the application of a risk-adjusted discount rate to estimate future discounted cash flows to be derived from these properties. These estimates require judgement as to the anticipated sale prices by reference to recent sales transactions in nearby locations, rate of new property sales, marketing costs (including price discounts required to stimulate sales) and the expected costs to completion of properties, the legal and regulatory framework and general market conditions.

(d) Recognition of deferred tax assets

At 30 June 2007, the Group has recognised a deferred tax asset in relation to the unused tax losses as set out in note 9(c). The realisability of the deferred tax asset mainly depends on whether it is probable that future taxable profits or taxable temporary differences will be available against which the asset can be utilised. In cases where the actual future taxable profits or taxable temporary differences generated are less than expected, a reversal of deferred tax asset may arise, which will be recognised in profit or loss for the period in which such a reversal takes place.

4 Financial instruments

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. The Group's financial management policies and practices are described below.

(a) Credit risk

The Group's credit risk is primarily attributable to bank deposits, instalments receivable, rental and other receivables. The Group maintains a defined credit policy and the exposures to these credit risks are monitored on an ongoing basis.

Cash is deposited with financial institutions with sound credit ratings and the Group has exposure limit to any single financial institution. Given their high credit ratings, management does not expect any of these financial institutions will fail to meet their obligations.

For instalments receivable from sale of properties, collateral is usually obtained. Regular review and follow-up actions are carried out on overdue amounts to minimise exposure to credit risk. Regarding toll income receivable, the amount is collected on behalf by a relevant government body in Hangzhou in accordance with the terms of agreement entered into between the Group and the government body. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. For other trade receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

The Group has no concentrations of credit risk in view of its large number of customers. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. Except for the guarantees given by the Group as disclosed in note 36, the Group does not provide any other guarantees which expose the Group to credit risk.

(b) Liquidity risk

The treasury function of the Group is arranged centrally to cover expected cash demands. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed funding lines from major financial institutions to meet its liquidity requirements in the short and longer term.

4 Financial instruments (continued)

(c) Interest rate risk

The Group is exposed to interest rate risk through the impact of rates changes on interest-bearing borrowings which predominantly bear floating interest rates. The Group monitors closely its interest rate exposure and considers hedging significant interest rate exposure should the need arise. In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

	2007		
	Fixed/ floating	Effective interest rate	Within one year HK$ million
Instalments receivable	**Floating**	**6.75%-11.5%**	**2,261.6**
Cash and cash equivalents	**Floating**	**0%-3.1%**	**3,479.6**
Cash and cash equivalents	**Fixed**	**0.5%-5.4%**	**6,040.4**
Bank loans and overdrafts	**Floating**	**4.11%-7.75%**	**(18,270.1)**
Amount due to a fellow subsidiary	**Floating**	**4.11%-5.88%**	**(2,447.2)**

	2006		
	Fixed/ floating	Effective interest rate	Within one year HK$ million
Instalments receivable	Floating	6%-11.75%	2,542.9
Cash and cash equivalents	Floating	0%-3.1%	1,423.3
Cash and cash equivalents	Fixed	1.62%-5.28%	6,215.6
Bank loans and overdrafts	Floating	3.92%-8%	(20,694.5)
Amount due to a fellow subsidiary	Floating	4.16%-6.63%	(1,858.9)

(d) Foreign currency risk

The Group owns assets and conducts its businesses primarily in Hong Kong with its cash flows substantially denominated in Hong Kong dollars. The Group reports its results in Hong Kong dollars.

The Group's primary foreign currency exposure arises from its property development and investment activities in mainland China, as the functional currency of these operations is Renminbi. Where appropriate and cost efficient, the Group seeks to finance these investments by Renminbi borrowings with reference to the future Renminbi funding requirements from the investments and related returns.

(e) Sensitivity analysis

In managing interest rate and foreign currency risks, the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in interest rates and foreign exchange rates would have an impact on consolidated earnings.

4 Financial instruments (continued)

(f) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 30 June 2007 and 2006 except as follows:

(i) *Amounts due from/to subsidiaries, associates and jointly controlled entities*
Certain amounts due from/to subsidiaries, associates and jointly controlled entities of the Group and the Company are unsecured, interest-free and have no fixed repayment terms. Given these terms it is not meaningful to quantify their fair values and they are stated at cost.

(ii) *Unlisted investments*
Equity securities of HK$59.6 million at 30 June 2007 (2006: HK$103.8 million) do not have a quoted market price in an active market and therefore their fair values cannot be reliably measured. They are recognised at cost less impairment losses at the balance sheet date (see note 22).

(g) Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments.

(i) *Securities*
Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

(ii) *Interest-bearing borrowings*
The fair value is estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

5 Turnover

Turnover of the Group represents proceeds from the sale of properties, rental income, interest income from provision of finance, income from construction, infrastructure business, hotel operation and management, and others mainly including income from department store operations, investment holding, project management, property management, agency services, provision of cleaning and security guard services.

The major items are analysed as follows:

	2007 HK$ million	2006 HK$ million
Sale of properties *(note)*	**4,658.3**	2,708.6
Rental income	**2,483.9**	2,261.0
Interest income from provision of finance	**94.3**	114.6
Construction	**101.1**	856.4
Infrastructure	**188.7**	136.4
Hotel operation	**132.8**	134.5
Others	**696.8**	561.5
	8,355.9	6,773.0

Note: Sale of properties in 2007 included an amount of HK$1,012.8 million relating to the Group's share of sales proceeds from its interest in a property project jointly developed by the Group and an associate.

6 Other revenue and other net income

	2007 HK$ million	2006 HK$ million
Other revenue		
Bank interest income	**268.7**	140.6
Other interest income	**19.4**	25.5
Others	**60.7**	33.0
	348.8	199.1
Other net income		
Fixed assets written off	**(17.4)**	—
Loss on sale of listed investments	**(2.0)**	—
Loss on disposal of fixed assets	**(11.6)**	(8.1)
Net foreign exchange gain	**54.4**	23.2
Others	**1.5**	3.7
	24.9	18.8

7 Other operating income, net

	2007 HK$ million	2006 HK$ million
Government rent *(note (i))*	**(84.0)**	—
Deemed profit on placement of a listed subsidiary's shares *(note (ii))*	**—**	829.6
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination *(note (iii))*	**352.4**	812.5
Reversal of impairment loss on properties under development for own use	**—**	86.0
(Provision)/write-back of provision on inventories	**(24.4)**	26.3
Net gain on disposal of subsidiaries	**35.7**	24.3
Impairment loss on available-for-sale securities	**(13.5)**	—
Impairment loss on goodwill *(note (iv))*	**—**	(161.8)
Impairment loss for bad and doubtful debts	**(81.1)**	(34.3)
Impairment loss on fixed assets other than investment properties *(note 16)*	**—**	(4.5)
Others	**(39.9)**	(242.2)
	145.2	1,335.9

Notes:

(i) *Since 1997, the Group received rent demand notes from the Government of The Hong Kong Special Administrative Region in respect of the Group's certain sites under development in prior years. The Group objected the demand for government rent payment and obtained a hold-over order on the government rent payment issued by the Rating and Valuation Department. In October 2006, the hold-over order was withdrawn and the Group paid government rent totalling HK$84.0 million in this regard.*

(ii) *This represented the deemed profit in relation to the placement of 230.0 million ordinary shares by Henderson Investment Limited ("HIL"), a listed subsidiary of the Group on 18 April 2006.*

(iii) *The amount in 2007 arose from the acquisition of interest in certain subsidiaries and associates of HIL on 13 June 2007. The amount in 2006 arose from the privatisation of Henderson China Holdings Limited ("HCHL"), a subsidiary of the Group, on 15 August 2005.*

(iv) *On 8 December 2005, a non wholly-owned subsidiary, Henderson Cyber Limited ("HCL") was privatised jointly by HIL and The Hong Kong and China Gas Company Limited, an associate of the Group. Upon the privatisation, there was an excess of HIL's total cost of acquisition over its interest in the net assets value of HCL and goodwill of approximately HK$161.8 million arose. By reference to the cash flow forecast of HCL, the directors were of the opinion that the goodwill arising from the privatisation was impaired and full impairment loss was made as at 30 June 2006.*

8 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		2007 HK$ million	2006 HK$ million
(a)	**Finance costs:**		
	Bank interest	**853.0**	759.1
	Interest on loans wholly repayable within five years	**100.4**	84.1
	Other borrowing costs	**36.4**	34.3
		989.8	877.5
	Less: Amount capitalised *	**(482.1)**	(381.3)
		507.7	496.2

* *The borrowing costs have been capitalised at rates ranging from 4.57% to 4.81% (2006: 4.41% to 4.46%) per annum.*

		2007 HK$ million	2006 HK$ million
(b)	**Staff costs:**		
	Contributions to defined contribution retirement plans	**41.4**	36.1
	Salaries, wages and other benefits	**1,059.4**	968.9
		1,100.8	1,005.0
(c)	**Other items:**		
	Depreciation	**99.9**	102.5
	Less: Amount capitalised	**(1.1)**	(0.1)
		98.8	102.4
	Amortisation of land lease premium	**5.9**	4.1
	Amortisation of toll highway operation rights	**10.1**	15.6
	Cost of sales		
	— completed properties for sale *(note)*	**2,308.8**	1,076.4
	— trading stocks	**137.6**	132.4
	Auditors' remuneration	**19.7**	12.8
	Rentals receivable from investment properties net of direct outgoings of HK$721.7 million (2006: HK$762.8 million) #	**(1,341.2)**	(1,104.8)
	Other rental income less direct outgoings	**(251.4)**	(265.8)
	Dividend income from investments		
	— listed	**(13.9)**	(7.9)
	— unlisted	**(1.8)**	(12.5)

\# *Included contingent rental income of HK$118.4 million (2006: HK$123.0 million).*

Note: The amount in 2007 included the cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 5.

9 Income tax

(a) Income tax in the consolidated profit and loss account represents:

	2007 HK$ million	2006 HK$ million
Current tax – Provision for Hong Kong Profits Tax		
Provision for the year	**304.7**	369.5
Under/(over)-provision in respect of prior years	**18.2**	(4.4)
	322.9	365.1
Current tax – Provision for taxation outside Hong Kong		
Provision for the year	**48.2**	32.6
Under-provision in respect of prior years	**8.9**	—
	57.1	32.6
Deferred taxation		
Origination and reversal of temporary differences	**353.5**	1,194.0
Effect of change in tax rate	**(35.4)**	—
	318.1	1,194.0
	698.1	1,591.7

Provision for Hong Kong Profits Tax has been made at 17.5% (2006: 17.5%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant tax jurisdictions during the year.

On 16 March 2007, the Tenth National People's Congress approved the Corporate Income Tax Law of the People's Republic of China ("PRC"), under which the new enterprises income tax rates for domestic and foreign enterprises are unified at 25% with effect from 1 January 2008. In this connection, the net deferred tax liabilities of those subsidiaries in mainland China which were subject to a standard enterprise income tax rate of 33% were decreased by HK$35.4 million as at 30 June 2007. Since implementation measure on transitional policy of preferential tax rate granted according to current tax law and administrative regulations was not yet announced, the Group is not in a position to assess the impact, if any, on the deferred taxation of those subsidiaries in mainland China enjoying preferential tax rate as at 30 June 2007.

9 Income tax (continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2007 HK$ million	2006 HK$ million
Profit before taxation	**12,671.7**	17,196.0
Notional tax on profit before taxation, calculated at the rates applicable to profits in the countries concerned	**2,189.7**	2,968.9
Tax effect of share of profits less losses of associates and jointly controlled entities	**(1,349.4)**	(1,109.5)
Tax effect of non-deductible expenses	**18.1**	85.1
Tax effect of non-taxable revenue	**(157.3)**	(355.0)
Tax effect of current year's tax losses not recognised	**72.0**	132.8
Tax effect of prior year's tax losses utilised	**(40.8)**	(68.7)
Tax effect of unused tax losses not recognised in prior years now recognised	**(25.9)**	(57.5)
Effect of opening deferred tax balances resulting from a decrease in tax rate *(note 9(a))*	**(35.4)**	—
Under/(over)-provision in respect of prior years	**27.1**	(4.4)
Actual tax expense	**698.1**	1,591.7

(c) Deferred tax assets and liabilities recognised:

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	The Group							
	Depreciation allowances in excess of related depreciation HK$ million	Revaluation of properties HK$ million	Elimination and capitalisation of expenses HK$ million	Fair value adjustment on business combination HK$ million	Consideration receivable on disposal of toll collection right of toll bridges HK$ million	Tax losses HK$ million	Others HK$ million	Total HK$ million
Deferred taxation arising from:								
At 1 July 2005	530.8	3,741.7	254.9	167.6	14.6	(276.7)	—	4,432.9
Exchange adjustments	3.5	(1.0)	—	—	—	—	—	2.5
Charged/(credited) to profit or loss	99.8	1,165.3	67.2	—	(0.7)	(140.6)	3.0	1,194.0
Charged to property revaluation reserve	—	15.1	—	—	—	—	—	15.1
Additional investments in subsidiaries	—	—	—	208.9	—	—	—	208.9
Transfer to assets classified as held for sale	—	—	33.1	(0.8)	—	—	—	32.3
Disposal of a subsidiary	—	—	1.5	—	—	—	—	1.5
At 30 June 2006	634.1	4,921.1	356.7	375.7	13.9	(417.3)	3.0	5,887.2
At 1 July 2006	**634.1**	**4,921.1**	**356.7**	**375.7**	**13.9**	**(417.3)**	**3.0**	**5,887.2**
Exchange adjustments	**4.7**	**(1.0)**	**—**	**—**	**1.4**	**—**	**—**	**5.1**
(Credited)/charged to profit or loss	**(2.6)**	**302.4**	**(29.2)**	**—**	**(1.1)**	**48.6**	**—**	**318.1**
Additional investments in subsidiaries	**—**	**1.9**	**(8.9)**	**130.1**	**—**	**—**	**(2.0)**	**121.1**
Disposal of subsidiaries	**(17.6)**	**(131.3)**	**—**	**—**	**—**	**11.0**	**(1.0)**	**(138.9)**
At 30 June 2007	**618.6**	**5,093.1**	**318.6**	**505.8**	**14.2**	**(357.7)**	**—**	**6,192.6**

9 Income tax (continued)

(c) Deferred tax assets and liabilities recognised: (continued)

	The Group	
	2007	2006
	HK$ million	HK$ million
Net deferred tax assets recognised in the consolidated balance sheet	**(108.9)**	(163.2)
Net deferred tax liabilities recognised in the consolidated balance sheet	**6,301.5**	6,050.4
	6,192.6	5,887.2

(d) Deferred tax assets not recognised:

Deferred tax assets have not been recognised in respect of the following items:

	2007		2006	
	Deductible temporary differences/ tax losses HK$ million	Deferred tax asset HK$ million	Deductible temporary differences/ tax losses HK$ million	Deferred tax asset HK$ million
Deductible temporary differences	**389.4**	**68.1**	319.4	55.9
Future benefits of tax losses				
Hong Kong *(note (a))*				
— Assessed by the Inland Revenue Department	**1,007.4**	**176.3**	820.3	143.5
— Not yet assessed by the Inland Revenue Department	**1,559.6**	**272.9**	1,851.2	324.0
Outside Hong Kong *(note (b))*	**525.1**	**130.5**	593.2	181.1
	3,481.5	**647.8**	3,584.1	704.5

Notes:

(a) The tax losses do not expire under current tax legislation.

(b) The tax losses can be carried forward to offset against taxable profits of subsequent years for up to five years from the year in which they arose.

The Group has not recognised deferred tax assets in respect of deductible temporary differences and unused tax losses of certain subsidiaries as it is not probable that sufficient future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

10 Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2007				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	70	8,820	—	—	8,890
Lee Ka Kit	70	12,958	—	12	13,040
Colin Lam Ko Yin	70	6,567	19,490	364	26,491
Lee Ka Shing	70	7,490	—	324	7,884
John Yip Ying Chee	50	5,402	15,000	301	20,753
Alexander Au Siu Kee	50	7,650	5,000	331	13,031
Suen Kwok Lam	70	4,170	5,200	232	9,672
Lee King Yue	70	2,767	—	154	2,991
Fung Lee Woon King	50	3,664	2,142	203	6,059
Eddie Lau Yum Chuen	70	—	—	—	70
Li Ning	70	2,701	—	134	2,905
Patrick Kwok Ping Ho	120	3,985	—	193	4,298
Non-executive Directors					
The Hon. Lo Tak Shing^	25	—	—	—	25
Sir Po-shing Woo	70	—	—	—	70
Leung Hay Man	70	430	—	—	500
Angelina Lee Pui Ling	50	—	—	—	50
Lee Tat Man	70	—	—	—	70
Vincent Liang^	—	—	—	—	—
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	70	430	—	—	500
Professor Ko Ping Keung	70	430	—	—	500
Wu King Cheong	70	430	—	—	500
Total	1,325	67,894	46,832	2,248	118,299

^ *The Hon. Lo Tak Shing passed away on 11 December 2006. Mr Vincent Liang ceased to be the alternate director to The Hon. Lo on the same date.*

10 Directors' remuneration (continued)

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows: (continued)

	2006				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	130	7,267	—	—	7,397
Lee Ka Kit	130	7,140	—	3	7,273
Colin Lam Ko Yin	130	6,317	14,740	350	21,537
Lee Ka Shing	130	3,638	—	169	3,937
John Yip Ying Chee	50	4,503	11,000	251	15,804
Alexander Au Siu Kee •	25	3,658	—	183	3,866
Ho Wing Fun ·	90	7,760	21,735	131	29,716
Suen Kwok Lam	70	3,648	3,500	203	7,421
Lee King Yue	90	2,664	—	148	2,902
Fung Lee Woon King	50	3,636	1,735	196	5,617
Leung Sing ·	70	8,933	34,300	205	43,508
Eddie Lau Yum Chuen	70	—	—	—	70
Li Ning	70	2,253	—	123	2,446
Patrick Kwok Ping Ho	108	3,182	—	177	3,467
Non-executive Directors					
The Hon. Lo Tak Shing	50	—	—	—	50
Sir Po-shing Woo	70	—	—	—	70
Leung Hay Man	70	430	—	—	500
Angelina Lee Pui Ling	50	—	—	—	50
Lee Tat Man	70	—	—	—	70
Kan Fook Yee °	179	893	—	—	1,072
Vincent Liang ˉ	—	—	—	—	—
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	90	610	—	—	700
Professor Ko Ping Keung	105	570	—	—	675
Wu King Cheong	70	430	—	—	500
Total	1,967	67,532	87,010	2,139	158,648

• *Appointed on 8 December 2005*

· *Resigned upon retirement on 1 July 2006*

° *Resigned on 23 May 2006*

ˉ *Alternate director to The Hon. Lo Tak Shing*

There was no arrangement under which a director had waived or agreed to waive any remuneration during the current and prior years.

11 Individuals with highest emoluments

Of the five individuals with the highest emoluments, four (2006: four) of them are directors whose emoluments are disclosed in note 10. The emoluments in respect of the remaining one (2006: one) individual are as follows:

	The Group	
	2007 HK$'000	2006 HK$'000
Salaries, emoluments, other allowances and benefits	**5,808**	3,968
Retirement scheme contributions	**196**	222
Discretionary bonuses	**11,714**	3,500
	17,718	7,690

12 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$12,229.0 million (2006: HK$702.9 million) which has been dealt with in the accounts of the Company.

13 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2007 HK$ million	2006 HK$ million
Interim dividend declared and paid of HK$0.4 (2006: HK$0.4) per share	**777.0**	725.8
Final dividend proposed after the balance sheet date of HK$0.7 (2006: HK$0.65) per share	**1,359.8**	1,179.5
	2,136.8	1,905.3

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2007 HK$ million	2006 HK$ million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.65 (2006: HK$0.6) per share	**1,262.7**	1,088.8

14 Earnings per share

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$9,817.7 million (2006: HK$13,548.7 million) and on the weighted average number of 1,892.1 million ordinary shares (2006: 1,814.6 million ordinary shares) in issue during the year.

There were no dilutive potential shares in existence during the years ended 30 June 2006 and 2007, therefore diluted earnings per share are same as basic earnings per share for both the current and prior years.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	2007 HK$ million	2006 HK$ million
Profit attributable to equity shareholders of the Company	**9,817.7**	13,548.7
Effect of changes in fair value of investment properties	**(1,981.4)**	(7,297.0)
Effect of deferred taxation on changes in fair value of investment properties	**302.4**	1,165.3
Effect of share of changes in fair value of investment properties (net of deferred taxation) of:		
— associates	**(578.9)**	(745.4)
— jointly controlled entities	**(2,328.3)**	(2,766.8)
Effect of share of minority interests	**651.3**	1,363.4
Adjusted earnings for calculation of earnings per share	**5,882.8**	5,268.2
Adjusted earnings per share	**HK$ 3.11**	HK$ 2.90

15 Segmental information

Segmental information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Finance	:	provision of finance
Construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operations and management
Others	:	department store operations, investment holding, project management, property management, agency services, provision of cleaning and security guard services

15 Segmental information (continued)

Business segments (continued)

	Property development HK$ million	Property leasing HK$ million	Finance HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2007									
Income and results									
Turnover	4,658.3	2,483.9	94.3	101.1	188.7	132.8	696.8	—	8,355.9
Other revenue (excluding bank interest income)	—	6.3	0.9	2.3	3.9	3.8	62.9	—	80.1
External revenue	4,658.3	2,490.2	95.2	103.4	192.6	136.6	759.7	—	8,436.0
Inter-segment revenue	—	148.6	6.9	732.3	—	1.1	25.2	(914.1)	—
Total revenue	4,658.3	2,638.8	102.1	835.7	192.6	137.7	784.9	(914.1)	8,436.0
Segment results	1,508.1	1,625.2	89.1	53.0	130.7	42.7	122.4		3,571.2
Inter-segment transactions	56.6	(32.6)	(6.9)	(41.3)	—	(1.1)	8.0		(17.3)
Contribution from operations	1,564.7	1,592.6	82.2	11.7	130.7	41.6	130.4		3,553.9
Bank interest income									268.7
Provision on inventories	(24.4)	—	—	—	—	—	—		(24.4)
Unallocated operating expenses net of income									(311.3)
Profit from operations									3,486.9
Increase in fair value of investment properties									1,981.4
Finance costs									(507.7)
									4,960.6
Share of profits less losses of associates									4,058.0
Share of profits less losses of jointly controlled entities	794.5	2,711.5	5.8	2.4	—	88.4	50.5		3,653.1
Profit before taxation									12,671.7
Income tax									(698.1)
Profit for the year									11,973.6

15 Segmental information (continued)

Business segments (continued)

	Property development HK$ million	Property leasing HK$ million	Finance HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2007 (continued)									
Balance sheet									
Segment assets	38,764.3	45,819.8	1,000.9	131.2	1,614.9	1,885.1	1,707.5	(252.4)	90,671.3
Interest in associates									20,536.3
Interest in jointly controlled entities	3,335.2	6,526.4	138.8	11.1	—	1,041.0	115.4	—	11,167.9
Unallocated assets									10,521.0
Total assets									132,896.5
Segment liabilities	2,247.9	774.5	89.7	422.6	96.5	66.3	583.8	(252.4)	4,028.9
Unallocated liabilities									28,124.0
Total liabilities									32,152.9
Other information									
Depreciation and amortisation for the year	(0.1)	(9.2)	(0.1)	(0.7)	(31.7)	(21.3)	(51.7)		
Capital expenditure incurred during the year	5,312.8	220.1	—	2.0	174.2	0.1	43.3		

15 Segmental information (continued)

Business segments (continued)

	Property development HK$ million	Property leasing HK$ million	Finance HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2006									
Income and results									
Turnover	2,708.6	2,261.0	114.6	856.4	136.4	134.5	561.5	—	6,773.0
Other revenue (excluding bank interest income)	3.5	5.2	1.6	2.2	1.0	0.2	44.8	—	58.5
External revenue	2,712.1	2,266.2	116.2	858.6	137.4	134.7	606.3	—	6,831.5
Inter-segment revenue	—	125.5	1.4	824.5	—	0.8	26.3	(978.5)	—
Total revenue	2,712.1	2,391.7	117.6	1,683.1	137.4	135.5	632.6	(978.5)	6,831.5
Segment results	1,356.2	1,384.3	116.4	62.3	81.8	48.9	70.2		3,120.1
Inter-segment transactions	(2.1)	(13.7)	(1.4)	(61.0)	—	(0.7)	2.7		(76.2)
Contribution from operations	1,354.1	1,370.6	115.0	1.3	81.8	48.2	72.9		3,043.9
Bank interest income									140.6
Reversal of impairment loss on properties under development for own use	86.0	—	—	—	—	—	—		86.0
Write-back of provision on inventories	26.3	—	—	—	—	—	—		26.3
Unallocated operating income net of expenses									758.3
Profit from operations									4,055.1
Increase in fair value of investment properties									7,297.0
Finance costs									(496.2)
									10,855.9
Share of profits less losses of associates									2,534.8
Share of profits less losses of jointly controlled entities	700.0	3,062.6	7.0	10.0	—	13.6	12.1		3,805.3
Profit before taxation									17,196.0
Income tax									(1,591.7)
Profit for the year									15,604.3

15 Segmental information (continued)

Business segments (continued)

	Property development HK$ million	Property leasing HK$ million	Finance HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2006 (continued)									
Balance sheet									
Segment assets	29,195.7	51,373.3	833.8	76.7	1,214.5	729.5	1,051.7	(192.2)	84,283.0
Interest in associates									16,962.6
Interest in jointly controlled entities	2,199.6	12,081.3	151.9	8.8	—	1,520.8	63.7	—	16,026.1
Unallocated assets									8,651.6
Total assets									125,923.3
Segment liabilities	795.0	669.3	153.0	634.0	200.9	66.6	438.1	(192.2)	2,764.7
Unallocated liabilities									29,375.7
Total liabilities									32,140.4
Other information									
Depreciation and amortisation for the year	(0.4)	(6.4)	—	(0.6)	(36.1)	(19.0)	(59.7)		
Capital expenditure incurred during the year	4,513.7	1,593.1	—	0.1	11.1	0.1	1.0		

Geographical segments

	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
For the year ended 30 June 2007			
Turnover	**7,954.3**	**401.6**	**8,355.9**
Other revenue (excluding bank interest income)	**69.2**	**10.9**	**80.1**
External revenue	**8,023.5**	**412.5**	**8,436.0**
Segment assets	**71,729.1**	**19,194.6**	
Capital expenditure incurred during the year	**3,497.4**	**2,255.1**	
For the year ended 30 June 2006			
Turnover	6,528.9	244.1	6,773.0
Other revenue (excluding bank interest income)	49.4	9.1	58.5
External revenue	6,578.3	253.2	6,831.5
Segment assets	70,527.7	13,947.5	
Capital expenditure incurred during the year	3,964.7	2,154.4	

16 Fixed assets

(a) The Group

	Investment properties HK$ million	Investment properties under development HK$ million	Hotel properties HK$ million	Other land and buildings HK$ million	Properties under development for own use HK$ million	Bridges HK$ million	Others HK$ million	Total HK$ million
Cost or valuation:								
At 1 July 2005	44,325.9	352.9	601.3	478.5	527.9	549.3	782.5	47,618.3
Exchange adjustments	147.4	—	—	—	—	—	2.1	149.5
Additions	2,092.6	303.9	—	—	349.2	10.5	77.2	2,833.4
Transfer from properties under development under current assets	86.2	—	—	—	—	—	—	86.2
Disposals								
— through disposal of a subsidiary	—	—	—	—	—	—	(1.1)	(1.1)
— others	(3.3)	—	—	—	—	—	(57.7)	(61.0)
Surplus on revaluation	7,297.0	—	—	86.3	—	—	—	7,383.3
Transfer to investment property	221.1	—	—	(229.1)	—	—	—	(8.0)
Transfer to assets classified as held for sale	—	—	—	(3.8)	—	—	(2.0)	(5.8)
At 30 June 2006	54,166.9	656.8	601.3	331.9	877.1	559.8	801.0	57,994.8
Representing:								
Cost	—	656.8	601.3	331.9	877.1	559.8	801.0	3,827.9
Valuation	54,166.9	—	—	—	—	—	—	54,166.9
	54,166.9	656.8	601.3	331.9	877.1	559.8	801.0	57,994.8
Accumulated depreciation and impairment loss:								
At 1 July 2005	—	—	134.9	74.9	204.0	142.5	625.6	1,181.9
Exchange adjustments	—	—	—	—	—	—	1.5	1.5
Charge for the year	—	—	15.0	4.6	—	19.0	63.9	102.5
Reversal of impairment loss *(note (i))*	—	—	—	—	(86.0)	—	—	(86.0)
Impairment loss *(note (ii))*	—	—	—	—	—	—	4.5	4.5
Written back on disposal								
— through disposal of a subsidiary	—	—	—	—	—	—	(1.0)	(1.0)
— others	—	—	—	—	—	—	(49.5)	(49.5)
Elimination upon transfer to investment property	—	—	—	(24.1)	—	—	—	(24.1)
Elimination upon transfer to assets classified as held for sale	—	—	—	(1.3)	—	—	(1.7)	(3.0)
At 30 June 2006	—	—	149.9	54.1	118.0	161.5	643.3	1,126.8
Net book value:								
At 30 June 2006	54,166.9	656.8	451.4	277.8	759.1	398.3	157.7	56,868.0

16 Fixed assets (continued)

(a) The Group (continued)

	Investment properties HK$ million	Investment properties under development HK$ million	Hotel properties HK$ million	Other land and buildings HK$ million	Properties under development for own use HK$ million	Bridges HK$ million	Others HK$ million	Total HK$ million
Cost or valuation:								
At 1 July 2006	54,166.9	656.8	601.3	331.9	877.1	559.8	801.0	57,994.8
Exchange adjustments	272.8	–	–	–	–	59.1	4.8	336.7
Additions	426.8	541.6	–	2.8	186.6	173.1	88.7	1,419.6
Disposals								
– through disposal of subsidiaries	(1,441.0)	–	–	–	–	–	–	(1,441.0)
– others	(45.8)	–	–	(32.1)	–	–	(56.7)	(134.6)
Surplus on revaluation	1,981.4	–	–	–	–	–	–	1,981.4
Transfer to inventories	(5,182.6)	(346.4)	–	–	–	–	–	(5,529.0)
Written off	–	–	–	–	–	–	(75.6)	(75.6)
Transfer to hotel properties	–	–	354.4	–	(1,063.7)	–	–	(709.3)
At 30 June 2007	50,178.5	852.0	955.7	302.6	–	792.0	762.2	53,843.0
Representing:								
Cost	–	852.0	955.7	302.6	–	792.0	762.2	3,664.5
Valuation	50,178.5	–	–	–	–	–	–	50,178.5
	50,178.5	852.0	955.7	302.6	–	792.0	762.2	53,843.0
Accumulated depreciation and impairment losses:								
At 1 July 2006	–	–	149.9	54.1	118.0	161.5	643.3	1,126.8
Exchange adjustments	–	–	–	–	–	17.6	3.8	21.4
Charge for the year	–	–	16.5	4.3	–	20.4	58.7	99.9
Written off	–	–	–	–	–	–	(58.2)	(58.2)
Written back on disposal								
– others	–	–	–	(3.7)	–	–	(55.9)	(59.6)
Transfer to hotel properties	–	–	–	–	(118.0)	–	–	(118.0)
At 30 June 2007	–	–	166.4	54.7	–	199.5	591.7	1,012.3
Net book value:								
At 30 June 2007	50,178.5	852.0	789.3	247.9	–	592.5	170.5	52,830.7

Notes:

(i) *During the year ended 30 June 2006, the directors carried out a review of the carrying amount of a project site intended for hotel development purpose. Based on their review which was by reference to a valuation performed by DTZ, an independent firm of professional surveyors, impairment loss of HK$86.0 million in respect of this development site was written back and recognised in the profit and loss account during that year.*

(ii) *During the year ended 30 June 2006, due to difficult operating environment, the operation scale of the information technology business was down-sized. Based on the Group's assessment of the recoverable amount of the related assets, impairment loss of HK$4.5 million was made on the carrying amount of the data centre and network equipment and facilities.*

16 Fixed assets (continued)

(b) The analysis of net book value of properties is as follows:

	The Group	
	2007	2006
	HK$ million	HK$ million
In Hong Kong		
— under long leases	**5,779.9**	6,316.1
— under medium-term leases	**41,124.4**	45,302.1
	46,904.3	51,618.2
Outside Hong Kong		
— under long leases	**—**	0.3
— under medium-term leases	**5,755.9**	5,091.8
	5,755.9	5,092.1
	52,660.2	56,710.3

(c) The Group's investment properties were revalued as at 30 June 2007 by DTZ who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on a market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

(d) All properties held under operating leases that would otherwise meet the definition of investment properties are classified as investment properties.

17 Toll highway operation rights

	The Group	
	2007 HK$ million	2006 HK$ million
Cost:		
At 1 July	**231.8**	789.5
Exchange adjustment	**24.4**	—
Transfer to assets classified as held for sale	**—**	(557.7)
At 30 June	**256.2**	231.8
Accumulated amortisation:		
At 1 July	**60.7**	228.0
Exchange adjustment	**6.5**	—
Amortisation for the year *(note 8(c))*	**10.1**	15.6
Elimination upon transfer to assets classified as held for sale	**—**	(182.9)
At 30 June	**77.3**	60.7
Carrying amount:		
At 30 June	**178.9**	171.1

On 16 December 1999, the Group was granted the operation rights of Maanshan Huan Tong Highway (the "Highway") by the People's Government of Anhui Province (安徽省人民政府) for a period of 25 years. During the 25-year toll highway concession period, the Group has the rights of management of the Highway and the toll-collection rights thereof. The Group is required to maintain and operate the Highway in accordance with the regulations promulgated by the relevant government authority.

At 30 June 2006 and 2007, the toll highway operation rights are pledged to secure the Group's certain bank loans (see note 29).

The amortisation charge for the year is included in "Direct costs" in the consolidated profit and loss account.

18 Interests in leasehold land held for own use under operating leases

The analysis of net book value of interests in leasehold land held for own use under operating leases is as follows:

	The Group	
	2007	2006
	HK$ million	HK$ million
In Hong Kong		
— under long leases	**234.5**	175.2
— under medium-term leases	**799.4**	48.1
	1,033.9	223.3

19 Interest in subsidiaries

	The Company	
	2007	2006
	HK$ million	HK$ million
Unlisted shares, at cost	**2,493.5**	2,355.1
Amounts due from subsidiaries	**59,898.5**	41,207.5
	62,392.0	43,562.6
Less: Impairment loss	**(93.3)**	(93.3)
	62,298.7	43,469.3
Amounts due to subsidiaries	**(8,315.3)**	(5,292.7)
	53,983.4	38,176.6

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The balances are not expected to be recovered/repaid within one year.

Details of the principal subsidiaries at 30 June 2007 are shown on pages 181 to 185.

20 Interest in associates

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million
Unlisted				
Shares, at cost	—	—	**162.7**	164.7
Share of net assets	**897.1**	628.7	—	—
Amounts due from associates	**1,255.0**	1,266.9	**251.2**	356.7
	2,152.1	1,895.6	**413.9**	521.4
Less: Impairment loss	—	—	**(49.0)**	(49.0)
	2,152.1	1,895.6	**364.9**	472.4
Listed in Hong Kong				
Share of net assets, including goodwill on acquisition	**18,384.2**	15,067.0	—	—
	20,536.3	16,962.6	**364.9**	472.4
Market value of listed shares	**42,831.2**	39,760.4	—	—

Except for the amounts due from associates of HK$149.5 million (2006: HK$140.1 million) and HK$49.6 million (2006: HK$ Nil) which are interest-bearing at Hong Kong dollar prime rate less 3.5% and Hong Kong prime rate plus 2% per annum, respectively, all of the amounts due from associates are unsecured, interest-free and have no fixed terms of repayment. The balances are not expected to be recovered within one year.

Details of the principal associates at 30 June 2007 are set out on page 186.

Summary financial information on associates:

	Assets HK$ million	Liabilities HK$ million	Equity HK$ million	Revenues HK$ million	Profit HK$ million *(note)*
2007	**58,418.0**	**(21,642.7)**	**36,775.3**	**17,210.6**	**10,477.6**
2006	49,130.6	(20,957.0)	28,173.6	12,806.4	6,562.0

Note: Included in the profit of the associates for the year ended 30 June 2007 is a gain of HK$2,235.7 million arising from the disposal of interests in ten piped city-gas joint ventures by The Hong Kong and China Gas Company Limited to Towngas China Company Limited, formerly known as Panva Gas Holdings Limited.

21 Interest in jointly controlled entities

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million
Unlisted shares, at cost	—	—	—	—
Share of net assets	**8,644.0**	7,364.8	—	—
Amounts due from jointly controlled entities	**2,523.9**	8,661.3	**124.5**	121.5
	11,167.9	16,026.1	**124.5**	121.5

The amounts due from jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment except for the amounts of HK$8.6 million (2006: HK$10.3 million) and HK$161.5 million (2006: HK$ Nil) which are interest-bearing at Hong Kong dollar prime rate and Hong Kong Interbank Offered Rate plus 0.5% per annum, respectively. The balances are not expected to be recovered within one year.

Details of the principal jointly controlled entities at 30 June 2007 are set out on page 187.

Summary financial information on jointly controlled entities – Group's effective interest:

	2007 HK$ million	2006 HK$ million
Non-current assets	**16,349.6**	19,100.4
Current assets	**3,142.2**	2,392.3
Non-current liabilities	**(9,341.9)**	(12,136.1)
Current liabilities	**(1,505.9)**	(1,991.8)
Net assets	**8,644.0**	7,364.8
Income	**7,366.6**	7,337.2
Expenses	**(3,713.5)**	(3,531.9)
Profit for the year	**3,653.1**	3,805.3

22 Other financial assets

	The Group	
	2007	2006
	HK$ million	HK$ million
Held-to-maturity debt securities		
Listed outside Hong Kong	—	11.5
Available-for-sale equity securities		
Unlisted	**59.6**	103.8
Listed:		
— in Hong Kong	**944.3**	461.8
— outside Hong Kong	**66.6**	29.9
	1,070.5	607.0
Instalments receivable	**909.3**	732.4
Long term receivable	**110.0**	116.7
	2,089.8	1,456.1
Market value of listed securities	**1,010.9**	502.8

Instalments receivable

Instalments receivable represents the proceeds receivable from the sale of flats due after twelve months from the balance sheet date. Instalments receivable due within twelve months from the balance sheet date is included in "Trade and other receivables" under current assets (note 25).

Long term receivable

Long term receivable represents the non-current portion of the discounted value of the instalments receivable in the future arising from the disposal of toll collection right of certain toll bridges. The current portion of HK$27.7 million (2006: HK$23.7 million), which is expected to be recovered within one year, is included in "Trade and other receivables" classified under current assets (see note 25).

23 Deposits for acquisition of properties

Deposits for acquisition of properties mainly include HK$1,367.9 million (2006: HK$604.0 million) and HK$561.0 million (2006: HK$561.0 million) paid for the acquisition of certain pieces of land/properties located in mainland China and Macau, respectively.

24 Inventories

	The Group	
	2007	2006
	HK$ million	HK$ million
Property development *(note)*		
Leasehold land held for development for sale	**6,548.3**	5,678.9
Properties held for/under development for sale	**14,942.7**	9,710.4
Completed properties for sale	**7,829.4**	5,593.1
	29,320.4	20,982.4
Other operations		
Trading stocks	**62.4**	53.6
	29,382.8	21,036.0

Note:

The analysis of carrying value of properties is as follows:

	The Group	
	2007	2006
	HK$ million	HK$ million
In Hong Kong		
— under long leases	**2,185.5**	1,726.8
— under medium-term leases	**19,014.7**	13,492.8
— under short leases	**—**	7.4
	21,200.2	15,227.0
In mainland China		
— under long leases	**2,281.0**	1,289.9
— under medium-term leases	**5,839.2**	4,465.5
	8,120.2	5,755.4
	29,320.4	20,982.4
Including:		
— Properties expected to be completed after more than one year	**15,671.5**	13,950.5

25 Trade and other receivables

	The Group		The Company	
	2007	2006	2007	2006
	HK$ million	HK$ million	HK$ million	HK$ million
Loans receivable	—	31.6	—	—
Instalments receivable *(note 22)*	**1,352.3**	1,810.5	—	—
Debtors, prepayments and deposits	**1,722.1**	1,169.5	**24.9**	43.1
Gross amount due from customers for contract work *(note 26)*	**40.1**	31.4	—	—
Amounts due from associates	**364.1**	130.8	—	—
Amounts due from jointly controlled entities	**46.7**	212.4	—	—
	3,525.3	3,386.2	**24.9**	43.1

(i) All of the trade and other receivables are expected to be recovered within one year except for various deposits and other receivables amounting to HK$509.9 million (2006: HK$490.0 million) which are expected to be recovered after more than one year.

(ii) Included in trade and other receivables are trade debtors (net of impairment losses for bad and doubtful debts) with the following ageing analysis as at the balance sheet date:

	The Group		The Company	
	2007	2006	2007	2006
	HK$ million	HK$ million	HK$ million	HK$ million
Current or under 1 month overdue	**1,530.1**	1,904.9	—	—
More than 1 month overdue and up to 3 months overdue	**78.6**	55.8	—	—
More than 3 months overdue and up to 6 months overdue	**82.5**	32.2	—	—
More than 6 months overdue	**270.2**	167.0	—	—
	1,961.4	2,159.9	—	—

(iii) The Group's credit policy is set out in note 4(a).

(iv) The amounts due from associates and jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

26 Gross amount due from customers for contract work

	The Group	
	2007	2006
	HK$ million	HK$ million
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less anticipated losses	**139.8**	285.4
Progress billings	**(99.7)**	(254.0)
Net contract work	**40.1**	31.4
Represented by:		
Gross amount due from customers for contract work *(note 25)*	**40.1**	31.4

27 Cash and cash equivalents

	The Group		The Company	
	2007	2006	2007	2006
	HK$ million	HK$ million	HK$ million	HK$ million
Deposits with banks and other financial institutions	**6,040.4**	6,215.6	**—**	—
Cash at bank and in hand	**3,479.6**	1,423.3	**0.7**	0.7
Cash and cash equivalents in the balance sheets	**9,520.0**	7,638.9	**0.7**	0.7
Cash and cash equivalents classified as held for sale	**2.0**	0.5		
Bank overdrafts	**(94.9)**	(181.4)		
Cash and cash equivalents in the consolidated cash flow statement	**9,427.1**	7,458.0		

Included in cash and cash equivalents in the balance sheets are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2007	2006	2007	2006
	million	million	million	million
United States Dollars ("USD")	**USD 282.9**	USD 257.8	**USD —**	USD —
Japanese Yen ("JPY")	**JPY 172.7**	JPY —	**JPY —**	JPY —

28 Trade and other payables

	The Group		The Company	
	2007	2006	2007	2006
	HK$ million	HK$ million	HK$ million	HK$ million
Creditors and accrued expenses	**2,249.1**	2,210.6	**91.2**	85.9
Rental and other deposits	**499.7**	460.3	**—**	—
Forward sales deposits received	**1,328.0**	0.4	**—**	—
Amounts due to associates	**108.0**	39.2	**6.8**	27.9
Amounts due to jointly controlled entities	**212.2**	19.6	**7.1**	4.5
	4,397.0	2,730.1	**105.1**	118.3

28 Trade and other payables (continued)

(i) All of the trade and other payables are expected to be settled within one year except for an amount of HK$532.9 million (2006: HK$518.5 million) which is expected to be settled after more than one year.

(ii) Included in trade and other payables are trade creditors with the following ageing analysis as at the balance sheet date:

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million
Due within 1 month and on demand	**449.9**	334.6	—	—
Due after 1 month but within 3 months	**273.1**	221.0	—	—
Due after 3 months but within 6 months	**66.6**	106.0	—	—
Due after 6 months	**649.0**	775.0	—	—
	1,438.6	1,436.6	—	—

(iii) The amounts due to associates and jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

29 Bank loans and overdrafts

	The Group	
	2007 HK$ million	2006 HK$ million
Bank loans and overdrafts *(note)*		
— Secured	**28.9**	55.6
— Unsecured	**18,241.2**	20,638.9
	18,270.1	20,694.5

Note: Bank loans and overdrafts are repayable as follows:

	The Group	
	2007 HK$ million	2006 HK$ million
Within 1 year and included in current liabilities	**3,007.4**	7,029.2
After 1 year and included in non-current liabilities		
— After 1 year but within 2 years	**1,324.9**	3,848.5
— After 2 years but within 5 years	**13,937.8**	6,085.0
— After 5 years	—	3,731.8
	15,262.7	13,665.3
	18,270.1	20,694.5

At 30 June 2007, certain of the Group's bank loans were secured by the Group's toll highway operation rights (see note 17) (2006: the Group's toll highway operation rights and pledged bank deposits of HK$20.2 million). Certain of the Group's banking facilities are subject to the fulfilment of covenants relating to certain of the Group's balance sheet ratios and minimum net assets requirement, as are commonly found in lending arrangements with financial institutions. At 30 June 2006 and 2007, none of the covenants relating to the banking facilities had been breached.

30 Amount due to a fellow subsidiary

The amount due to a fellow subsidiary is unsecured, interest-bearing by reference to Hong Kong Interbank Offered Rate and has no fixed terms of repayment. The balance is not expected to be settled within one year.

31 Assets and liabilities classified as held for sale

On 29 March 2006, the Group entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd. 奉化市交通投資公司, a minority shareholder of the Ningbo Subsidiaries (as defined below), to dispose of its entire interest in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") at a consideration of RMB70 million (equivalent to approximately HK$72.2 million). Up to the approval date of these accounts, the transaction has yet to be completed, pending the settlement of the entire consideration which is expected to take place by 31 December 2007.

In addition, on 24 June 2005, the Group entered into a conditional agreement (as supplemented by a revised conditional agreement on 4 April 2006) to dispose of its interest in a subsidiary, Shanghai Henfield Properties Co., Ltd., to an independent third party at a cash consideration of RMB523.0 million (equivalent to approximately HK$539.2 million). The transaction was completed in June 2007, resulting in a gain on disposal of HK$156.4 million.

The net assets of the above relevant subsidiaries were classified as a disposal group held for sale as at 30 June 2006 and 2007 and stated at the lower of the carrying amount and fair value less costs to sell except for deferred tax assets and certain financial assets, which would continue to be measured in accordance with the accounting policies as set out in note 2.

The major classes of assets and liabilities classified as held for sale as at 30 June 2006 and 2007 were as follows:

	The Group	
	2007 HK$ million	2006 HK$ million
Assets		
Fixed assets	**3.2**	2.8
Toll highway operation rights	**414.4**	374.8
Deferred tax assets	**—**	33.1
Inventories	**—**	291.1
Debtors, prepayments and deposits	**0.2**	0.5
Cash and cash equivalents	**2.0**	0.5
Assets classified as held for sale	**419.8**	702.8
Liabilities		
Accrued expenses	**0.5**	1.3
Bank loans, secured	**—**	169.4
Deferred tax liabilities	**—**	0.8
Liabilities associated with assets classified as held for sale	**0.5**	171.5
Net assets classified as held for sale	**419.3**	531.3

32 Capital and reserves

(a) The Group

	Attributable to equity shareholders of the Company										
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserve HK$ million	Capital redemption reserve HK$ million	Exchange reserve HK$ million	Fair value reserve HK$ million	Other reserves HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2005	3,629.2	11,157.4	–	20.2	(44.7)	0.9	56.3	50,941.4	65,760.7	14,060.6	79,821.3
Exchange difference on translation of accounts of foreign entities	–	–	–	–	275.0	–	–	–	275.0	29.3	304.3
Revaluation surpluses net of deferred taxation	–	–	64.1	–	–	–	–	–	64.1	7.1	71.2
Changes in fair value of available-for-sale securities	–	–	–	–	–	130.2	–	–	130.2	16.7	146.9
Redemption of guaranteed convertible notes	–	–	–	–	–	–	(35.5)	35.5	–	–	–
Transfer to other reserves	–	–	–	–	–	–	2.2	(2.2)	–	–	–
Profit for the year	–	–	–	–	–	–	–	13,548.7	13,548.7	2,055.6	15,604.3
Dividends approved in respect of the previous year *(note 13(b))*	–	–	–	–	–	–	–	(1,088.8)	(1,088.8)	–	(1,088.8)
Dividends declared and paid in respect of the current year *(note 13(a))*	–	–	–	–	–	–	–	(725.8)	(725.8)	–	(725.8)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	–	(310.1)	(310.1)
Privatisation of listed subsidiaries	–	–	–	–	–	–	–	–	–	(2,382.7)	(2,382.7)
Share placement of a listed subsidiary	–	–	–	–	–	–	–	–	–	2,272.0	2,272.0
Advances from minority shareholders, net	–	–	–	–	–	–	–	–	–	70.3	70.3
At 30 June 2006	3,629.2	11,157.4	64.1	20.2	230.3	131.1	23.0	62,708.8	77,964.1	15,818.8	93,782.9

32 Capital and reserves (continued)

(a) The Group (continued)

	Attributable to equity shareholders of the Company										
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserve HK$ million	Capital redemption reserve HK$ million	Exchange reserve HK$ million	Fair value reserve HK$ million	Other reserves HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2006	3,629.2	11,157.4	64.1	20.2	230.3	131.1	23.0	62,708.8	77,964.1	15,818.8	93,782.9
Exchange difference on translation of accounts of foreign entities	–	–	–	–	709.9	–	–	–	709.9	132.9	842.8
Realisation of property revaluation reserve upon disposal	–	–	(56.0)	–	–	–	–	56.0	–	–	–
Changes in fair value of available-for-sale securities	–	–	–	–	–	268.8	–	–	268.8	57.7	326.5
Shares issued	256.0	5,252.0	–	–	–	–	–	–	5,508.0	–	5,508.0
Transfer to other reserves	–	–	–	–	–	–	2.2	(2.2)	–	–	–
Transfer to profit or loss on impairment of available-of-sale securities	–	–	–	–	–	9.2	–	–	9.2	4.3	13.5
Realisation of exchange reserve on disposal of a subsidiary	–	–	–	–	(18.9)	–	–	–	(18.9)	–	(18.9)
Profit for the year	–	–	–	–	–	–	–	9,817.7	9,817.7	2,155.9	11,973.6
Dividends approved in respect of the previous year *(note 13(b))*	–	–	–	–	–	–	–	(1,262.7)	(1,262.7)	–	(1,262.7)
Dividends declared and paid in respect of the current year *(note 13(a))*	–	–	–	–	–	–	–	(777.0)	(777.0)	–	(777.0)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	–	(5,281.3)	(5,281.3)
Distribution to minority shareholders	–	–	–	–	–	–	–	–	–	(90.3)	(90.3)
Increase in shareholdings in subsidiaries	–	–	–	–	–	–	–	–	–	174.0	174.0
Disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(2,594.3)	(2,594.3)
Repayment to minority shareholders, net	–	–	–	–	–	–	–	–	–	(1,853.2)	(1,853.2)
At 30 June 2007	3,885.2	16,409.4	8.1	20.2	921.3	409.1	25.2	70,540.6	92,219.1	8,524.5	100,743.6

32 Capital and reserves (continued)

(b) The Company

	Share capital HK$ million	Share premium HK$ million	Capital redemption reserve HK$ million	Retained profits HK$ million	Total equity HK$ million
At 1 July 2005	3,629.2	11,157.4	20.2	25,000.9	39,807.7
Profit for the year	—	—	—	702.9	702.9
Dividends approved in respect of the previous year *(note 13(b))*	—	—	—	(1,088.8)	(1,088.8)
Dividends declared and paid in respect of the current year *(note 13(a))*	—	—	—	(725.8)	(725.8)
At 30 June 2006	3,629.2	11,157.4	20.2	23,889.2	38,696.0
At 1 July 2006	**3,629.2**	**11,157.4**	**20.2**	**23,889.2**	**38,696.0**
Shares issued	**256.0**	**5,252.0**	—	—	**5,508.0**
Profit for the year	—	—	—	**12,229.0**	**12,229.0**
Dividends approved in respect of the previous year *(note 13(b))*	—	—	—	**(1,262.7)**	**(1,262.7)**
Dividends declared and paid in respect of the current year *(note 13(a))*	—	—	—	**(777.0)**	**(777.0)**
At 30 June 2007	**3,885.2**	**16,409.4**	**20.2**	**34,078.5**	**54,393.3**

(c) Share capital

	The Group and the Company			
	No. of shares		Amount	
	2007 million	2006 million	2007 HK$ million	2006 HK$ million
Authorised:				
Ordinary shares of HK$2 each	**2,600.0**	2,600.0	**5,200.0**	5,200.0
Issued and fully paid:				
At 1 July	**1,814.6**	1,814.6	**3,629.2**	3,629.2
Issue of shares	**128.0**	—	**256.0**	—
At 30 June	**1,942.6**	1,814.6	**3,885.2**	3,629.2

32 Capital and reserves (continued)

(c) Share capital (continued)

During the year, 128.0 million ordinary shares in the Company were placed at a price of HK$43.05 per share (the "Placing Price") through a share placement arrangement. Subsequently, the Company issued 128.0 million new ordinary shares for cash at a subscription price of HK$43.031 per share to increase the capital base of the Company. The subscription price is equivalent to the Placing Price less expenses borne by the Company of approximately HK$2.4 million in relation to the placement arrangement. Accordingly, the Company's share capital and share premium account were increased by HK$256.0 million and HK$5,252.0 million respectively. The new ordinary shares rank pari passu in all respects with the existing ordinary shares of the Company.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(d) Nature and purpose of reserves

(i) Share premium and capital redemption reserve

The application of share premium and the capital redemption reserve is governed by Section 48B and Section 49H respectively of the Hong Kong Companies Ordinance.

(ii) Property revaluation reserve

Property revaluation reserve relates to other land and buildings. Where other land and buildings is reclassified to investment property, the cumulative increase in fair value of investment property at the date of reclassification is included in the property revaluation reserve, and will be transferred to retained profits upon the retirement or disposal of the relevant property.

(iii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 2(v).

(iv) Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policy set out in note 2(f).

(v) Other reserves

Other reserves comprise the value of unexercised equity component of guaranteed convertible notes issued by a subsidiary of the Company (which were fully redeemed during the year ended 30 June 2006) and statutory reserve set up for enterprises established in mainland China. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, wholly foreign-owned enterprises are required to transfer at least 10% of their profits after taxation, as determined under the PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the relevant enterprises' registered capital.

(e) Distributability of reserves

At 30 June 2007, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$34,078.5 million (2006: HK$23,889.2 million). After the balance sheet date the directors proposed a final dividend of HK$0.7 (2006: HK$0.65) per ordinary share, amounting to HK$1,359.8 million (2006: HK$1,179.5 million). This dividend has not been recognised as a liability at the balance sheet date.

33 Acquisition and disposal of subsidiaries

(a) Disposal of subsidiaries

	The Group	
	2007	2006
	HK$ million	HK$ million
Net assets disposed of:		
Fixed assets	**1,441.0**	0.1
Debtors, deposits and prepayments	**4.3**	—
Deferred tax (liabilities)/assets	**(138.9)**	1.5
Inventories	**428.6**	175.0
Creditors and accrued expenses	**(17.3)**	(83.6)
Current taxation	**(2.3)**	—
Net assets	**1,715.4**	93.0
Exchange reserve	**18.9**	—
Gain on disposal	**35.7**	24.3
Total consideration received	**1,770.0**	117.3
Satisfied by:		
Cash consideration received	**1,770.5**	117.3
Creditors and accrued expenses	**(0.5)**	—
	1,770.0	117.3
Net cash inflow in respect of the disposal of subsidiaries	**1,770.5**	117.3

(b) Acquisition of a subsidiary

	The Group	
	2007	2006
	HK$ million	HK$ million
Net assets acquired:		
Inventories	—	790.0
Total consideration paid, satisfied in cash	—	790.0
Net cash outflow in respect of the acquisition of a subsidiary	—	(790.0)

34 Commitments

At 30 June 2007, the Group had commitments not provided for in these accounts as follows:

	The Group 2007 HK$ million	The Group 2006 HK$ million
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**4,065.5**	2,741.3
(ii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**3,586.7**	4,523.4
	7,652.2	7,264.7

35 Significant leasing arrangements

At 30 June 2007, the Group is both a lessor and a lessee under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The Group leases out a number of land/building facilities under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease after that date at which time all terms are re-negotiated. Further details of the carrying value of the properties are contained in note 16.

The total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group 2007 HK$ million	The Group 2006 HK$ million
Within 1 year	**1,640.2**	1,485.7
After 1 year but within 5 years	**1,059.5**	806.9
After 5 years	**8.7**	12.3
	2,708.4	2,304.9

(b) Lessee

The Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease after that date at which time all terms are re-negotiated. None of the leases includes contingent rentals.

During the current year, HK$63.5 million (2006: HK$49.5 million) was recognised as an expense in the consolidated profit and loss account in respect of leasing of building facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group 2007 HK$ million	The Group 2006 HK$ million
Within 1 year	**55.1**	39.7
After 1 year but within 5 years	**70.1**	72.6
	125.2	112.3

36 Contingent liabilities

At 30 June 2007, contingent liabilities of the Group and of the Company were as follows:

		The Group		The Company	
		2007	2006	2007	2006
		HK$ million	HK$ million	HK$ million	HK$ million
(a)	Guarantees given by the Company and its subsidiaries to financial institutions on behalf of purchasers of flats	**5.5**	119.3	**0.2**	0.4
(b)	Guarantees given by the Company to banks to secure banking facilities of subsidiaries	**—**	—	**18,242.2**	20,371.1
(c)	Guarantees given by the Company to banks to secure banking facilities of a jointly controlled entity	**—**	1,915.7	**—**	1,915.7
		5.5	2,035.0	**18,242.4**	22,287.2

(d) In connection with the sale of certain subsidiaries and shareholders' loans to Sunlight Real Estate Investment Trust ("Sunlight REIT") (the "Sale") in December 2006, the Group entered into Deeds of Tax Covenants with Sunlight REIT. Under the Deeds of Tax Covenants, the Group has undertaken to indemnify Sunlight REIT for any tax liabilities relating to events occurred on or before the completion of the Sale (the "Completion"), clawback of commercial building allowances and capital allowances granted up to the Completion and re-classification of the properties before the Completion. As at 30 June 2007, the Group had contingent liabilities in this connection of HK$31.0 million (2006: HK$Nil).

(e) At 30 June 2007, the Group had contingent liabilities in respect of performance bonds to guarantee for the due and proper performance of the subsidiaries' obligations amounting to HK$20.9 million (2006: HK$53.3 million).

37 Material related party transactions

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and its fellow subsidiaries are as follows:

	The Group	
	2007	2006
	HK$ million	HK$ million
Other interest expense *(note (i))*	**45.0**	63.8

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	The Group	
	2007	2006
	HK$ million	HK$ million
Other interest income *(note (i))*	**37.0**	47.9
Construction income *(note (ii))*	**93.4**	850.5
Management fee income *(note (iii))*	**9.9**	15.5
Professional fee income *(note (iii))*	**13.5**	2.0
Sales commission income *(note (iii))*	**59.8**	19.0
Rental expenses *(note (iii))*	**50.4**	34.7

37 Material related party transactions (continued)

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented trust funds managed by the directors of the Group are as follows:

	The Group	
	2007	2006
	HK$ million	HK$ million
Building management service income *(note (iii))*	**13.2**	24.5
Rental commission income *(note (iii))*	**6.5**	13.4

In addition, the Group and one of its related companies entered into a rental agreement dated 30 March 2004 for leasing certain units of the Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement, the related company is entitled to a rent free period from 1 April 2004 to 30 September 2004. The total rental income earned from the related company during the year is HK$3.3 million (2006: HK$1.5 million) and the outstanding balance as at 30 June 2007 is HK$5.5 million (2006: HK$2.2 million) (note (iii)).

Notes:

(i) Interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Interbank Offered Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The amount due to a fellow subsidiary at 30 June 2007 is set out in note 30. The amounts due to/from associates and jointly controlled entities at 30 June 2007 are set out in notes 20, 21, 25 and 28.

(d) Transactions with companies controlled by a director of the Company

Mr Lee Ka Kit, a director of the Company, through companies controlled or owned by him (the "controlled entities") had separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group held its interests in certain development projects in mainland China. The controlled entities agreed to provide and had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of their equity interests in these companies.

At 30 June 2007, advances made to these subsidiaries and associates by the controlled entities totalled HK$398.4 million (2006: HK$612.6 million) and HK$536.2 million (2006: HK$537.4 million), respectively. Such advances were unsecured and have no fixed terms of repayment. No interest was charged to these subsidiaries and associates by the controlled entities during the years ended 30 June 2006 and 2007.

(e) Key management personnel

Remuneration for key management personnel are disclosed in note 10.

38 Non-adjusting post balance sheet events

(i) On 29 August 2007, a wholly-owned subsidiary of HIL which beneficially owned 64.06% interest in China Investment Group Limited ("CIG"), entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in CIG, for a cash consideration of HK$145.02 million. Upon completion of the transaction, CIG will become a wholly-owned subsidiary of HIL.

(ii) On 3 August 2007, HCHL entered into an agreement with Well Line Development Limited ("Well Line"), a fellow subsidiary, and Mr Lee Ka Kit for the purchase of 100% interest in Amanwana Limited and its loans from Well Line and Mr Lee Ka Kit. On the same date, HCHL also entered into another agreement with Mr Lee Ka Kit for the purchase of 25% interest in Shellson International Limited, 50% interest in Perlin Development Limited and 50% interest in Quickcentre Properties Limited together with their loans from Mr Lee Ka Kit. The total consideration is HK$2,081.6 million, which is calculated based on the net asset values of the acquirees and the carrying amounts of the loans as at 31 July 2007, subject to adjustment if there is any subsequent change on these amounts. The transaction was completed on 3 August 2007.

(iii) After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 13.

39 Parent and ultimate controlling party

At 30 June 2007, the directors consider that the parent and ultimate controlling party of the Group to be Henderson Development Limited, which is incorporated in Hong Kong. Henderson Development Limited does not produce accounts available for public use.

Principal Subsidiaries

at 30 June 2007

All principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. Details of principal subsidiaries are as follows:

	Note	Particulars of issued shares: Number of ordinary shares	Par value HK$	% of shares held by: The Company	Subsidiaries
(a) Property development					
(i) Incorporated and operates in Hong Kong					
Campbellton Development Limited		2	1	—	100
Daren International Limited	I	2	1	—	100
Easewin Development Limited		2	1	—	100
Fordmax Development Limited	I	2	1	100	—
Hintmax Development Limited	I	2	1	—	100
Ming Dragon Limited		1,000	1	—	51.75
Ohtori Investment Limited	I	2	1	100	—
Pettystar Investment Limited		4,050	1	75	—
Topline Development Limited		10,000	1	100	—
Wealth Team Development Limited	I	1,000	1	—	90.10

	Note	Issued/contributed registered capital	% of equity interest held by: The Company	Subsidiaries	% of profit sharing by subsidiaries
(ii) Established and operates in mainland China					
Wholly Foreign-Owned Enterprise					
Shenyang Hengjin Property Development Company Limited	I	US$50,000,000	—	100	100
Shenyang Henggao Fangdichan Kaifa Co. Ltd.	I & III	US$35,000,000	—	100	100
Xuzhou Henderson Real Estate Development Co., Ltd.	I	US$70,000,000	—	100	100

	Note	Particulars of issued shares: Number of ordinary shares	Par value HK$	% of shares held by: The Company	Subsidiaries
(b) Property investment					
Bloomark Investment Limited	I	2	1	—	100
Deland Investment Limited	I	2	100	100	—
Evercot Enterprise Company, Limited	I				
— A Shares		500	100	100	—
— B Shares		2	100	—	—
Join Fortune Development Limited	I				
— A Shares		100	1	100	—
— B Shares		2	1	—	—
Millap Limited	I	2	1	100	—
Shung King Development Company Limited	I				
— A Shares		2	1	100	—
— B Shares		2	1	—	—
— Non-voting deferred A shares		20,000	100	100	—
Union Fortune Development Limited		10,000	1	—	100

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(c) Finance					
Incorporated and operates in Hong Kong unless otherwise stated					
Charter Capital Limited		100,000	1	—	100
Glory Jade Development Limited		1,000	1	—	100
Hardon International Finance Limited		10	1	—	60
Henderson (China) Finance Limited	/	10,000	1	—	100
Henderson International Finance Limited		250,000	100	100	—
Henderson Investment Credit (2004) Limited		2	1	—	100
Henderson Land Credit (2004) Limited		2	1	100	—
Henderson Land Credit (2006) Limited		1	1	100	—
Henderson Property Finance Limited		2	1	100	—
Henderson Real Estate Finance Limited	/	2	1	100	—
Henson International Finance Limited (incorporated and operates in the Cayman Islands)	/	1	US$1	100	—
Post East Finance Company Limited		2	1	100	—
Reneco International Limited		2	1	—	100
St. Helena Holdings Co. Limited (incorporated and operates in the British Virgin Islands ("BVI"))		3	US$1	—	100
West Chelsea Holdings Co. Limited (incorporated and operates in the BVI)					
— Ordinary shares		2	US$1	100	—
— Preference shares		126,677,935	US$1	100	—

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(d) Construction					
E Man Construction Company Limited		350,000	100	100	—
E Man Construction Machinery Limited		500	100	100	—
Heng Shung Construction Company Limited		2	1	—	100
Heng Tat Construction Company Limited		2	100	—	100

Principal Subsidiaries

at 30 June 2007

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(e) Property management					
(i) Incorporated and operates in Hong Kong					
Flora Plaza Management Limited		10	1	—	60
Goodwill Investment Property Management Limited		2	1	—	100
Hang Yick Properties Management Limited		100,000	100	100	—
Henderson Sunlight Property Management Limited	/	1	1	—	100
Well Born Real Estate Management Limited		2	1	100	—

	Note	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries	% of profit sharing by subsidiaries
(ii) Established and operates in mainland China					
Wholly Foreign-Owned Enterprise					
Boham Estate (Shenzhen) Co., Ltd.	/	US$9,560,000	—	100	100

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(f) Investment holding					
Incorporated and operates in Hong Kong unless otherwise stated					
Banshing Investment Limited		2	1	—	100
Boham Development Limited	/	10,000	1	—	100
Brightland Enterprises Limited (incorporated and operates in the BVI)	/	1	US$1	100	—
Butser Enterprises Limited (incorporated and operates in the BVI)		1	US$1	100	—
Camay Investment Limited (incorporated and operates in the BVI)		1	US$1	100	—
Cheerbond Limited (incorporated and operates in the BVI)		1	—	100	—
China Investment Group Limited		300,000	1,000	—	64.06
Covite Investment Limited		2	1	—	100
Disraiei Investment Limited					
— Ordinary shares		2	1	—	100
— Non-voting deferred shares		1,000	1	—	100
Dorway Investment Limited (incorporated and operates in the BVI)		1	—	100	—
Fillink Limited (incorporated and operates in the BVI)		1	US$1	100	—
Fondoll Investment Limited		2	100	100	—
Grand Venture Limited (incorporated and operates in the BVI)		1	US$1	—	100

Principal Subsidiaries

at 30 June 2007

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(f) Investment holding (continued)					
Incorporated and operates in Hong Kong unless otherwise stated (continued)					
Hang Seng Quarry Company Limited (incorporated in Hong Kong and operates in mainland China)	/	10,000	1	64	—
Harvest Well Development Limited	/	2	1	100	—
Henderson China Limited	/	3,000,000,000	1	—	100
Henderson China Properties Limited	/	3,000,000,000	1	—	100
Henderson Investment Limited		3,047,327,395	0.20	—	67.94
Henderton Profits Limited (incorporated and operates in the BVI)		1	US$1	—	100
Kingslee S.A. (incorporated and operates in the Republic of Panama)	/	2	US$1	100	—
Luxrich Limited (incorporated and operates in the BVI)		10	US$1	—	80
Macrostar Investment Limited		2	1	—	100
Markshing Investment Limited		2	1	—	100
Max-mercan Investment Limited	/				
— Ordinary shares		2	10	—	100
— Non-voting deferred shares		2	10	—	100
Medley Investment Limited					
— Ordinary shares		2	1	—	100
— Non-voting deferred shares		2	100	—	100
Mosway Investment Limited (incorporated and operates in the BVI)		1	—	—	100
Nation Team Development Limited		2	1	—	80
Primeford Investment Limited (incorporated and operates in the BVI)	/	1	US$1	—	100
Profit Best Development Limited	/	2	1	100	—
Prominence Development Limited (incorporated and operates in the BVI)		3,692,100	US$1	—	100
Puretech Investment Limited	/	2	1	—	100
Shiu Kien Development Company Limited					
— Ordinary shares		2	1	—	100
— Non-voting deferred shares		150,000	100	—	100
— Series II Non-voting deferred shares		1,500	1	—	100
Strength Force Ltd. (incorporated and operates in the BVI)		1	US$1	—	100
Timpani Investments Limited (incorporated and operates in the BVI)		1	US$1	—	100
Top Million Development Limited		1	1	—	100
Vigorous Developments Limited (incorporated and operates in the BVI)		10,000	US$1	—	70
Wise Best Development Limited		10,000	1	—	100

Principal Subsidiaries

at 30 June 2007

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(g) Department store operations					
Citistore Limited	I	2	1	—	100
Citistore (China) Limited	I	2	1	—	100
Citistore (Hong Kong) Limited	I	1	1	—	100

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(h) Hotel and service apartment management and operations					
Hector Investment Limited	I	1,000	100	100	—
Henderson Hotel Management Limited	I				
— Ordinary shares		2	1	—	100
— Non-voting deferred shares		2	1	—	100
Newton Hotel Hong Kong Limited	I				
— Ordinary shares		2	1	—	100
— Non-voting deferred shares		2	1	—	100
Newton Hotel Kowloon Limited	I				
— Ordinary shares		2	1	—	100
— Non-voting deferred shares		2	1	—	100
Newton Inn (North Point) Limited	I	2	1	100	—

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(i) Infrastructure					
(i) Incorporated and operates in the BVI					
Benecom Limited		1	US$1	—	100

	Note	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries	% of profit sharing by subsidiaries
(ii) Established and operates in mainland China					
Sino-Foreign Equity Joint Venture Enterprise					
Hangzhou Henderson Qianjiang Third Bridge Company, Limited		RMB200,000,000	—	55.69	60
Sino-Foreign Co-operative Joint Venture Enterprise					
Maanshan Huan Tong Highway Development Limited	II	RMB99,450,000	—	49	1st five years: 80 2nd five years: 60 remaining years: 70
Tianjin Jinning Roads Bridges Construction Development Company Limited	II	RMB23,680,000	—	70	1st five years: 80 2nd five years: 60 remaining years: 70
Tianjin Wanqiao Project Development Company Limited	II	RMB20,000,000	—	70	70

Notes:

I Companies audited by KPMG

II The Group can exercise control over these subsidiaries.

III The company name in English is a direct translation of its registered name in Chinese.

The above list gives the principal subsidiaries of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Principal Associates

at 30 June 2007

Details of principal associates, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:

	% of equity interest held by		
	The Company	Subsidiaries	Principal activities
Listed			
The Hong Kong and China Gas Company Limited	—	38.55	Production, distribution and marketing of gas, water and related activities
Hong Kong Ferry (Holdings) Company Limited	—	31.36	Property development and investment
Miramar Hotel and Investment Company, Limited	—	44.21	Hotel operation
Unlisted			
Shinning Worldwide Limited *(incorporated and operates in the BVI)*	—	45	Investment holding

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Principal Jointly Controlled Entities

at 30 June 2007

Details of principal jointly controlled entities, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:

	% of equity interest held by		
	The Company	Subsidiaries	Principal activities
Beijing Youyi Shopping City Co., Ltd. Beijing Lufthansa Centre *(established and operates in mainland China)*	—	50	Retailing
Billion Ventures Limited *(incorporated and operates in the BVI)*	—	50	Investment holding
Central Waterfront Property Investment Holdings Limited *(incorporated and operates in the BVI)*	—	34.21	Investment holding
Newfoundworld Holdings Limited	—	20	Property development
Special Concept Development Limited	—	25	Property development
Teamfield Property Limited	—	49.18	Property development
Topcycle Development Limited	—	50	Property development
Yieldway International Limited	—	50	Property development

The above list gives the principal jointly controlled entities of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Corporate Information

Board of Directors

Executive Directors

Dr. the Hon. Lee Shau Kee, GBM *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors

Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Audit Committee

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong
Leung Hay Man

Remuneration Committee

Dr. the Hon. Lee Shau Kee, GBM
Colin Lam Ko Yin
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Company Secretary

Timon Liu Cheung Yuen

Corporate Information

Registered Office

72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Telephone	:	(852) 2908 8888
Facsimile	:	(852) 2908 8838
Internet	:	http://www.hld.com
E-Mail	:	henderson@hld.com

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited (Stock Code : 12)

Shares are also traded in the United States through an American Depositary Receipt Level 1 Programme
(Ticker Symbol: HLDCY
CUSIP Reference Number: 425166303)

Authorised Representatives

Colin Lam Ko Yin
Timon Liu Cheung Yuen

Auditors

KPMG

Solicitors

Woo, Kwan, Lee & Lo
Lo & Lo
Yung, Yu, Yuen & Co.

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Bank of China (Hong Kong) Limited
The Bank of East Asia, Limited
Standard Chartered Bank

Corporate Information

Group Executives

Lee Shau Kee
GBM, DBA (Hon), DSSc (Hon), LLD (Hon)
General Manager

Lee Ka Kit
Deputy General Manager

Colin Lam Ko Yin
BSc, ACIB, MBIM, FCILT
Deputy General Manager

Lee Ka Shing
Deputy General Manager

John Yip Ying Chee
LLB, FCIS
Assistant General Manager

Alexander Au Siu Kee
OBE, ACA, FCCA, FCPA, FCIB, FHKIB
Chief Financial Officer

Departmental Executives

Group Business Development Department

John Yip Ying Chee
LLB, FCIS
General Manager

Project Management (1) Department

David Francis Dumigan
BSc, C Eng, MICE, MHKIE
General Manager

Project Management (2) Department

Victor Kwok Man Cheung
BA (AS), B Arch (Dist), MSc (Con P Mgt),
EMBA, FHKIA, MAPM, RIBA,
Authorised Person (Architect), Registered Architect (HK)
PRC Class 1 Registered Architect Qualification
General Manager

Corporate Information

Property Development Department

Augustine Wong Ho Ming
MSc, MEcon, FHKIS, MRICS, MCIArb, RPS (GP)
General Manager

Shuki Leung Shu Ki
BA (Hons), MHKIP, MRTPI,
MCIP, RPP (HK), MCILT, MCIArb, AHKIArb
Deputy General Manager

Property Planning Department

Leung Kam Leung
MSc, PGDMS, FHKIS, FRICS, RPS (GP)
General Manager

Construction Department

Billy Wong Wing Hoo
JP, BSc, FHKIE, FIHT, FHKIHT, RPE
General Manager

Engineering Department

Stephen Cheng Yuk Lun
BSc (Eng), C Eng, MICE, MIStructE, MHKIE,
RPE, AP, RSE, RGE, 1RSE-PRC
General Manager

Building Quality Planning Department

Eddy Lam Sik Kong
General Manager

Sales Department

Tony Tse Wai Chuen
FRICS, FHKIS, RPS (GP), CIREA
General Manager

Portfolio Leasing Department

Margaret Lee Pui Man
BHum (Hons)
General Manager

Patrick Sit Pak Wing
ACIS, FHIREA
Deputy General Manager

Corporate Information

Property Management Department

Suen Kwok Lam
MH, FHIREA
Property Management Executive Director

Special Projects Department

Li Ning
BSc, MBA
Executive Director and General Manager

Comm. & Ind. Properties Department

Ng Ngok Kwan
General Manager

General Manager's Department

Karsky Ngai Tung Hai
FRICS, MHKIS, AACI
Manager

Finance Department

Eddie Lau Yum Chuen
Executive Director

Lee King Yue
Executive Director

Patrick Kwok Ping Ho
BSc, MSc, Post-Graduate Diploma in Surveying, ACIB
Executive Director

Corporate Information

Cashier Department
Fung Lee Woon King
Treasurer

Human Resources Department
Colin Lam Ko Yin
BSc, ACIB, MBIM, FCILT
General Manager

Frankie Wong Ying Kin
MSc, MBA, BBA, DMS, MIHRM
Human Resources Manager

Company Secretarial Department
Timon Liu Cheung Yuen
BEc, FCPA, CA (Aust), FCS, FCIS
General Manager

Accounts Department
Wong Wing Kee, Christopher
BSc (Econ), ACA
General Manager

Max Chao Lung Yu
FCCA, CPA
Qualified Accountant

Audit Department
Thomas Choi Kam Fai
B Comm, CMA
General Manager

Information Technology Department
Au Tit Ying
BSc, Grad Dip Com (IS)
General Manager

Corporate Communications Department
Bonnie Ngan Suet Fong
BBA
General Manager

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 3 December 2007 at 11:30 a.m. to transact the following business:

1. To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2007.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "**THAT**:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT**:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 16 October 2007

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 27 November 2007 to Monday, 3 December 2007, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Monday, 26 November 2007.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2007 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

Financial Calendar

Half-year Results	Announced on Wednesday, 21 March 2007
Full-year Results	Announced on Monday, 17 September 2007
Annual Report	Posted to Shareholders on Tuesday, 16 October 2007
Register of Shareholders	To be closed from Tuesday, 27 November 2007 to Monday, 3 December 2007
Annual General Meeting	To be held on Monday, 3 December 2007
Dividends -Interim	HK$0.40 per share – paid on Friday, 27 April 2007
-Final (Proposed)	HK$0.70 per share – payable on Wednesday, 5 December 2007

This annual report is printed on environmentally friendly paper 



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

END